                                           Filed Pursuant to Rule 424(b)(4)
                                           Registration Statement No. 333-11589

PROSPECTUS

                                  $75,000,000

(LOGO) FIRST FINANCIAL CARIBBEAN

                     FIRST FINANCIAL CARIBBEAN CORPORATION


                          7.84% SENIOR NOTES DUE 2006

                             ---------------------


     Interest on the Notes will be payable semi-annually on April 10 and October 10 of each year, commencing April 10, 1997. The Notes will have no sinking fund provisions. The Notes will be redeemable as a whole or in part, at the option of the Company, at any time or from time to time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined herein) plus 25 basis points, plus in each case accrued interest to the date of redemption.


     The Notes are general unsecured and unsubordinated obligations of the Company and will rank on a parity with any existing and future senior unsecured indebtedness of the Company. The Notes will be effectively subordinated, however, to all secured indebtedness of the Company as well as existing and future obligations of the Company's subsidiaries.

     The Notes will be issued only in book-entry form through the facilities of The Depository Trust Company (the "Depository"). Interests in the Notes will be shown in, and transfer thereof will be effected only through, records maintained by the Depository and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes -- Book-Entry System."
                             ---------------------
     FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION, THE OFFICE OF THE COMMISSIONER OF FINANCIAL
     INSTITUTIONS OF PUERTO RICO OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THE
         COMMISSIONER OR ANY STATE SECURITIES COMMISSION PASSED UPON
           THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.
                             ---------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                  PRICE TO       UNDERWRITING DISCOUNT     PROCEEDS TO
                                                  PUBLIC(1)       AND COMMISSIONS(2)      COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------
Per Note....................................         100%                1.75%               98.25%
-----------------------------------------------------------------------------------------------------------
Total.......................................      $75,000,000         $1,312,500           $73,687,500
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------



(1) Plus accrued interest, if any, from October 10, 1996.

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company, estimated at $400,000.

                             ---------------------

     The Notes are offered by the Underwriter when, as and if delivered to and accepted by the Underwriter and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made against payment of immediately available funds through the facilities of the Depository, in book entry form only on or about October 10, 1996.

                             ---------------------
                           BT SECURITIES CORPORATION
                             ---------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 7, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There is incorporated herein by reference the following documents of the Company heretofore filed by it with the Securities and Exchange Commission (the "Commission"): Annual Report on Form 10-K for the year ended December 31, 1995, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996, and Current Reports on Form 8-K dated March 20, 1996 and September 11, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including a beneficial owner, to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to First Financial Caribbean Corporation,
Attention: Secretary, 570 Lexington Avenue, New York, New York 10022, telephone:
(212) 759-7127.
                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Information as of particular dates concerning its directors and officers and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to stockholders filed with the Commission. The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments, schedules and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. For further information, reference is hereby made to the Registration Statement and all such reports, proxy statements and other information filed by the Company, which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and Suite 1300, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

     After the termination of the offering of the Notes to which this Prospectus relates, the Company will provide without charge to each investor (including a beneficial owner) in such Notes, upon written or oral request of any such person, copies of its Annual Reports on Form 10-K filed with the Commission (other than exhibits to such Annual Reports unless such exhibits are specifically incorporated by reference into such Annual Reports). Requests for such copies should be directed to First Financial Caribbean Corporation,
Attention: Secretary, 570 Lexington Avenue, New York, New York 10022, telephone:
(212) 759-7127.

                               PROSPECTUS SUMMARY

     The following summary, which is presented herein solely to furnish limited introductory information regarding the Company and the offering, is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     The Company, together with its wholly-owned subsidiaries, is primarily engaged in a wide range of mortgage banking activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the issuance and sale of various mortgage-backed securities, the holding and financing of mortgage loans and mortgage-backed securities for sale or investment, the purchase and sale of servicing rights associated with such mortgage loans and, to a lesser extent, the origination of construction loans and loans secured by commercial real estate (the "Mortgage Banking Business"). FFCC is the leading mortgage banking institution in Puerto Rico in terms of the volume of origination of first mortgage loans on single-family residences. The Company's Mortgage Banking Business is principally conducted through two operating units: Doral Mortgage Corporation ("Doral Mortgage"), a wholly-owned subsidiary of the Company, and HF Mortgage Bankers Division ("HF Division"), a division of the Company. The Company is also engaged in the savings and loan business through Doral Federal Savings Bank ("Doral Federal"), a federal savings and loan association which was acquired by FFCC in September 1993. References herein to the "Company" or "FFCC" shall be deemed to refer to the Company and its consolidated subsidiaries, unless the context requires otherwise.

     The Company is an approved seller/servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), an approved issuer for the Government National Mortgage Association ("GNMA") and an approved servicer under the GNMA, FNMA and FHLMC mortgage-backed securities programs. FFCC is also qualified to originate mortgage loans insured by the Federal Housing Administration ("FHA") and guaranteed by the Veterans Administration ("VA"). Prior to the acquisition of Doral Federal, substantially all of the Company's revenues were derived from its Mortgage Banking Business.

     Substantially all of FFCC's Mortgage Banking Business is conducted in Puerto Rico, where it operates through 18 branch offices, 15 of which are operated by Doral Mortgage. Doral Mortgage also operates two branches in Miami and Orlando, Florida.

     The Company's strategy is to increase its volume of loan originations and its servicing portfolio as well as to maximize net interest income. The Company seeks to increase its volume of loan originations by emphasizing quality customer service and maintaining the most extensive system of branch offices of any mortgage banking institution in Puerto Rico. The Company strives to increase its servicing portfolio by relying primarily on internal loan originations and supplementing such originations with wholesale purchases of loans and mortgage servicing rights from third parties. The Company has traditionally emphasized the origination of 15-year and 30-year conventional and FHA-insured ("FHA loans") or VA-guaranteed ("VA loans") mortgage loans on single-family residences. The Company relies on net interest income for a more significant portion of its earnings than mortgage banking companies generally do. The Company seeks to maximize net interest income by holding mortgage-backed securities, primarily GNMA securities, for longer periods prior to sale than most mortgage banking companies. This strategy has the effect of reducing the Company's overall effective tax rate because the interest on GNMA securities backed by Puerto Rico mortgages is tax exempt under Puerto Rico law. The Company also seeks to increase net interest income by funding and holding for investment through Doral Federal mortgage loans and mortgage-backed securities.

     The Company's thrift subsidiary, Doral Federal, operates through two branches in the San Juan metropolitan area, which serve primarily as deposit-taking operations, since to date most loans held in Doral Federal's loan portfolio have been originated pursuant to the Master Loan Production Agreement with the Company. See "BUSINESS OF THE COMPANY -- Other Lending and Investment Activities -- Lending

Activities of Doral Federal and Real Estate Owned." Doral Federal has experienced rapid growth since its acquisition by the Company, increasing from $13.1 million in assets as of September 10, 1993 to $209 million in assets as of June 30, 1996. As of June 30, 1996, Doral Federal had total deposits and net worth of $142 million and $17.3 million, respectively. The Company intends to commit substantial management and financial resources to continue to increase the assets of Doral Federal by increasing the amount of loans funded and held by Doral Federal as well as to increase its deposit base and branch network. Although no assurance can be given, the Company expects that as Doral Federal continues to increase the amount of its interest earning assets, the net interest income earned by Doral Federal will continue to increase as well as the relative contribution of Doral Federal to the consolidated earnings of the Company.

     During the second quarter of 1996, the Company organized a new subsidiary, AAA Financial Services Corporation ("AAA Financial"), to operate as a securities broker dealer. AAA Financial commenced operations on September 12, 1996. While AAA Financial will engage in a general securities business, it is expected to initially concentrate on the sale of Puerto Rico tax exempt GNMA securities and other Puerto Rico securities. AAA Financial commenced operations from a single branch in the San Juan metropolitan area and is expected to employ approximately 20 persons by the end of 1996.

     FFCC's principal executive office is located at 1159 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920, and its telephone number is (787) 749-7100.

                                  THE OFFERING


Securities Offered............   $75,000,000 aggregate principal amount of 7.84%
                                 Senior Notes due 2006.



Maturity Date.................   October 10, 2006.



Interest Payment Dates........   April 10 and October 10 of each year,
                                 commencing April 10, 1997.


Optional Redemption...........   The Company has the option to redeem the Notes
                                 at any time or from time to time, in whole or in part, at the redemption price set forth herein, together with accrued interest. See
                                 "DESCRIPTION OF NOTES -- Optional Redemption".

Mandatory Redemption..........   None.

Certain Covenants.............   The Indenture will contain certain covenants
                                 that, among other things, limit the ability of the Company and its subsidiaries to incur additional Indebtedness or issue Disqualified
                                 Stock (as defined herein), make Restricted
                                 Payments (as defined herein), engage in certain transactions with affiliates, effect certain asset dispositions, create restrictions on the ability of subsidiaries to pay dividends or to make certain other distributions, create certain liens and encumbrances and allow its subsidiaries to issue or sell certain classes of stock. The Indenture will also limit the Company's ability to consolidate or merge with, or transfer all or substantially all of its assets to, another person. See "DESCRIPTION OF
                                 NOTES -- Certain Covenants" and
                                 "-- Consolidations, Mergers and Sales of Assets by the Company."

Ranking.......................   The Notes will be general unsecured and
                                 unsubordinated obligations of the Company ranking pari passu in right of payment to all existing and future senior unsecured indebtedness of the Company, including the claims of general creditors of the Company, but will be effectively subordinated to all secured indebtedness of the Company as well as existing and future obligations of the Company's subsidiaries, including Doral Mortgage and
                                 Doral Federal.

Book-Entry Registration.......   Upon issuance, the Notes will be represented by
                                 one or more Global Notes (as defined herein) deposited with the Depositary (as defined herein) and registered in the name of the Global Note Holder (as defined herein). So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole holder under the Indenture of any Notes evidenced by the Global
                                 Notes. Except under the limited circumstances set forth herein, owners of beneficial interests in Global Notes will not be entitled to have Notes represented by such Global Notes registered in their names and will not receive or be entitled to receive physical delivery of Notes in definitive form. A beneficial owner of Notes evidenced by Global Notes will not be considered the owner or holder thereof under the Indenture for any purpose. See "DESCRIPTION
                                 OF NOTES -- Book Entry; Delivery and Form."

Use of Proceeds...............   The net proceeds from the sale of the Notes
                                 offered hereby will be used to repay certain existing indebtedness of the Company and for general corporate purposes, including possible acquisitions. Pending such use, the proceeds may be temporarily invested in short-term investments. See "USE OF PROCEEDS."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered carefully by prospective purchasers of the Notes.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, as well as the other information contained in this Prospectus or incorporated by reference herein, before making an investment in the Notes.

INTEREST RATE FLUCTUATIONS; CYCLICAL NATURE OF MORTGAGE BANKING INDUSTRY

     Changes in interest rates can have a variety of effects on the Company's business. In particular, changes in interest rates affect the volume of mortgage loan originations and acquisitions, the interest rate spread on the Company's portfolio of loans and mortgage-backed securities, the amount of gain on sale of loans and the value of the Company's loan servicing portfolio.

     Lower interest rates tend to increase demand for mortgage loans for home purchases, as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans and reduce demand for refinance loans. As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage production. A substantial portion of the Company's total mortgage loan originations has consistently been comprised of refinancing loans. For the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, refinancing activity represented approximately 48%, 41%, 59% and 80%, respectively, of the Company's total dollar volume of mortgage loans originated. Although the Company has increased home purchase originations, a significant future increase in mortgage interest rates in Puerto Rico would adversely affect the Company's business if it results in a significant decrease in refinancing of first mortgage loans.

     Changes in prevailing long-term market interest rates between the time the Company commits to or establishes an interest rate on a mortgage loan and the time commitments to purchase the mortgage loan are obtained or the loan is sold affect FFCC's gain or loss on the sale of such mortgage loan. The Company uses forward commitments and other hedging techniques in an attempt to reduce its exposure to changes in interest rates pending the sale of such mortgage loans. There can be no assurance that the hedging techniques will be successful. To the extent they are not successful, the Company's profitability may be adversely affected. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Assets and Liabilities."

     In addition, the market value of and income from the Company's loan servicing portfolio may also be affected by interest rate fluctuations. Specifically, the market value of and earnings from the Company's loan servicing portfolio may be adversely affected as mortgage interest rates decline and loan prepayments increase as a result of increased refinancing activity. Conversely, a rising interest rate environment tends to positively affect the market value of and income from the Company's loan servicing portfolio by reducing prepayments and extending the average life of the Company's mortgage loan servicing portfolio. See "BUSINESS OF THE COMPANY -- Mortgage Banking
Business -- Loan Servicing."


     Another important element of the Company's revenues and earnings, net interest income (interest earned less interest expenses), is directly related to the difference (the "spread") between the interest rates at which the Company originates mortgage loans and the interest rates on the Company's borrowings to finance loans prior to sale. Generally, short-term interest rates are lower than long-term interest rates and the Company benefits from the difference on the spread during the time mortgage loans and mortgage-backed securities are held pending sale. Increases in short-term rates relative to long-term rates could reduce the spread and thereby adversely affect the Company's net income. A greater proportion of the Company's net income has generally been composed of net interest income than is typical of mortgage banking institutions in the United States. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Results of Operations for the Three Years ended December 31, 1995, 1994 and 1993 -- Net Interest Income."


     Doral Federal, the Company's thrift subsidiary, is also affected by changes in interest rates. In certain interest rate environments, Doral Federal may face greater competition in attracting deposits. In addition, since most of Doral Federal's loans held for investment have fixed rates and because interest on deposits will rise more quickly in a rapidly rising interest rate environment than the composition of Doral Federal's loan portfolio, the net interest income of Doral Federal could be adversely affected in such an environment. See "BUSINESS OF THE COMPANY -- Other Lending and Investment Activities".

ECONOMIC CONDITIONS IN PUERTO RICO AND PHASE-OUT OF SECTION 936 TAX BENEFITS

     During 1995 and the first six months of 1996, approximately 98% of the mortgage loans originated and acquired by the Company's mortgage banking activities, were secured by real estate located in Puerto Rico. In addition, at December 31, 1995 and June 30, 1996, approximately 98% of loans receivable held for investment by Doral Federal were secured by real estate located in Puerto Rico. Any significant adverse economic developments in Puerto Rico could result in a decrease in the volume of mortgage loans originated by FFCC or an increase in defaults or delinquencies on mortgage loans that are serviced by FFCC or held by FFCC pending sale in the secondary mortgage market, thereby reducing the resale value of such mortgage loans. Any such decline in the Puerto Rico economy could also result in an increase in the level of nonperforming assets held by Doral Federal.

     Section 936 of the U.S. Internal Revenue Code ("Section 936"), has historically provided incentives for U.S. corporations to invest in Puerto Rico by granting a credit to qualifying corporations ("936 Corporations") against a portion of the U.S. income tax payable from the active conduct of a trade or business in Puerto Rico and 100% of certain qualifying investment income derived in Puerto Rico. Section 936 together with complementary Puerto Rico laws has provided incentives for 936 Corporations and financial intermediaries receiving funds from 936 Corporations to invest in mortgage loans and mortgage-backed securities originated in Puerto Rico. Thus, Section 936 has helped to create a pool of lower cost funds in Puerto Rico that the Company has historically used to fund mortgage loans and mortgage-backed securities. On August 20, 1996, the Small Business Job Protection Act of 1996 (the "Small Business Job Protection Act") was signed into law. The Small Business Job Protection Act provides for the elimination of the special U.S. federal income tax benefits available under
Section 936 to U.S. corporations operating and investing in Puerto Rico. The Act repeals Section 936, subject to a ten-year grandfather rule for 936 Corporations that were engaged in the active conduct of a trade or business on October 13, 1995 and that qualified for and elected the benefits of Section 936 for the corporation's taxable year which includes such date. During the grandfather period, the amount of income that will benefit from the credit available under
Section 936 derived from the active conduct of a trade or business will be subject to varying caps. The credit available for investment income will not be subject to the grandfather rule and will be eliminated effective for taxable years beginning after December 31, 1995 but in no event prior to July 1, 1996.

     While the final impact of a repeal of Section 936 cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico, the Company's predominant service area, by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to an increase in mortgage delinquencies and a reduction in the level of residential construction and demand for mortgage loans. The elimination of Section 936, particularly the elimination of the credit for investment income, could also lead to a decrease in the amount of funds invested in the Puerto Rico financial market by 936 Corporations ("936 Funds"), thereby increasing funding costs and decreasing liquidity for Puerto Rico mortgage products. The magnitude of the impact of any such changes on the Company's profitability or financial condition cannot be determined at this time. Management believes that the principal impact of the loss of 936 Funds will be a moderate increase in the Company's funding costs. The Company, however, has taken steps to attempt to reduce the impact of any such adverse changes by diversifying its sources of funding and identifying additional investors for its mortgage products. See "MANAGEMENTS DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Liquidity and Capital Resources." During recent periods, the disparity between the cost of 936 Funds and other sources of funding, such as the Euro-dollar market, has decreased, thereby possibly reducing the adverse effect that the loss of such funding may have on the profitability of the Company. In addition, any adverse effect on liquidity should be ameliorated by the fact that during 1994, 1995 and the first six months of 1996, 936 Corporations have not been active investors in mortgage-backed securities.

POSSIBLE CHANGES IN FAVORABLE PUERTO RICO TAX LAWS


     FFCC currently benefits from Puerto Rico tax laws. Of particular importance is the current income tax exemption available under Puerto Rico law for interest on FHA loans and VA loans secured by residential property located in Puerto Rico and GNMA securities backed by such mortgage loans. As a result of this exemption, FFCC has been able to sell tax-exempt Puerto Rico GNMA mortgage-backed securities to local investors at higher prices than those at which comparable instruments would be sold in the mainland United States. This exemption has also permitted the Company to reduce its effective tax rate, since a significant portion of its net interest income is tax exempt. From time to time, the government of Puerto Rico has examined whether the existing tax exemption for interest received on FHA loans and VA loans should be modified or repealed. There can be no assurance that such exemption will not be modified or repealed in the future. Any such action could adversely affect FFCC's gain on sale of mortgage loans and increase its effective tax rate, thereby adversely affecting FFCC's profitability. See "BUSINESS OF THE COMPANY -- Mortgage Banking Business -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment."


FEDERAL PROGRAMS

     The business and profitability of FFCC depend, to a large degree, on its ability to sell mortgage loans to investors in the secondary mortgage market at prices that are higher than the prices at which FFCC originates or purchases such loans. The growth of the secondary mortgage market is attributable in large part to programs maintained by the FNMA, FHLMC and GNMA. In addition, part of the Company's business is affected significantly by the continuation of various programs administered by the FHA for the United States Department of Housing and Urban Development ("HUD"), which insures mortgage loans, and the VA, which partially guarantees mortgage loans. Any discontinuation of, or significant reduction in, the various programs administered by FNMA, FHLMC, GNMA, FHA or VA could have a material adverse effect on the Company's operations. See "Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage Backed Securities" herein.

POSSIBLE CHANGES IN PREVAILING REGULATORY STRUCTURE AND STATUS

     The Company is subject to the rules and regulations of, and supervision by, several Federal and Puerto Rico entities, including the Office of Thrift Supervision (the "OTS"), FNMA, FHLMC, GNMA, FHA, VA, HUD and the Commissioner of Financial Institutions of Puerto Rico (the "Office of the Commissioner"), with respect to, among other things, licensing requirements, establishment of maximum interest rates, required disclosure to customers and the origination, processing, underwriting, selling and securitizing of mortgage loans, Although the Company believes that it is in compliance in all material respects with applicable Federal and Puerto Rico laws, rules and regulations, there can be no assurance that more restrictive laws or rules will not be adopted in the future, which could make compliance more difficult or expensive, restrict the Company's ability to originate or sell mortgage loans or sell mortgage-backed securities, further limit or restrict the amount of interest and other fees earned from the origination of loans, or otherwise adversely affect the business or prospects of the Company.

     In addition, the Company is considering the possibility of converting Doral Federal into a commercial bank, which would subject the Company to the provisions of the Bank Holding Company Act of 1956. As a bank holding company, FFCC would be subject to certain regulatory restrictions, such as those relating to regulatory capital requirements and minimum leverage ratios, not currently applicable to it. See "BUSINESS OF THE COMPANY -- Regulation -- Savings and Loan Operations -- Possible Conversion and Regulation under the Federal Bank Holding Company Act."

EFFECTIVE SUBORDINATION TO CREDITORS OF SUBSIDIARIES OF THE COMPANY

     The Company's assets include its stock holdings of Doral Mortgage and Doral Federal, the principal subsidiaries of the Company. Since the Company does not own the assets of Doral Mortgage and Doral Federal, holders of the Notes are not creditors of such subsidiaries. Accordingly, the Company's rights and the rights of its creditors, including the holders of the Notes, to receive assets of Doral Mortgage, Doral Federal or any other subsidiary of the Company upon a liquidation or receivership of any such subsidiary will be effectively subordinated to the claim of the creditors of such subsidiary.

DELINQUENCY, FORECLOSURE AND OTHER CREDIT RISKS

     From the time that the Company funds the mortgage loans it originates or acquires to the time it sells them or packages them into mortgage-backed securities, the Company is generally at risk for any mortgage loan defaults. Once the Company sells the mortgage loans it originates or acquires or packages them into mortgage-backed securities, generally the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. The degree of risk associated with servicing mortgage loans following their sale or packaging into mortgage-backed securities is dependent on the extent to which the servicing arrangement is on a non-recourse or recourse basis. In recourse servicing, the servicer agrees to share the credit risk with the owner of the mortgage loans, such as FNMA or FHLMC or with an insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the outstanding principal balance and accrued interest of such mortgage loan and the cost of holding and disposing of such underlying property. At June 30, 1996 and December 31, 1995 and 1994, the Company was servicing mortgage loans with an aggregate principal amount of $73 million, $85 million and $112 million, respectively, on a recourse basis. During the years ended December 31, 1995 and 1994 and the six months ended June 30, 1996, losses incurred due to recourse servicing were not material.

     In the ordinary course of business, the Company makes certain representations and warranties to the purchasers and insurers of mortgage loans and to the purchasers of servicing rights. If a mortgage loan defaults and there has been a breach of these representations or warranties, the Company may become liable for the unpaid principal and interest on the defaulted mortgage loan. In such case, which would primarily arise as the result of fraudulent representation made to the Company in the loan origination or acquisition process, the Company may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loans. During 1995, 1994, and the first six months of 1996, the impact of loans repurchased by the Company as the result of any such fraudulent representations was not material.


     The Company is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services. Under certain types of servicing contracts, even when mortgage loan payments are delinquent, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loans. Also, to protect their liens on mortgage properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will ultimately be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Furthermore, the servicer must bear the increased cost of attempting to collect on delinquent and defaulted mortgage loans. Although these increased costs are somewhat offset through the receipt of late fees and the reimbursement of certain direct expenses out of foreclosure proceeds, management believes that increased delinquencies and defaults generally increase the costs of the servicing function. In addition, if a default is not cured, the mortgage loan will be prepaid as a result of foreclosure proceedings. As a consequence, the Company is required to forego servicing income from the time such loans become delinquent. In general, economic slowdowns or recessions expose the Company to increased delinquency and default risks. See "BUSINESS OF THE COMPANY -- Mortgage Banking Business -- Loan Servicing".


     Doral Federal holds loans for investment in its portfolio that involve a degree of credit risk. During the six months ended June 30, 1996, the Company increased its allowance for loan losses as a result of the growth in this portfolio and increases in the amount of home equity and personal loans secured by mortgages held by Doral Federal for which Doral Federal generally provides higher allowances. While management believes that the current allowance for loan losses is adequate, the Company intends to increase its allowance in the future as required. However, in the event of higher than expected defaults on those loans, the Company's results of operations would be adversely affected. See "BUSINESS OF THE COMPANY -- Other Lending and Investment Activities" and
"-- Nonperforming Assets and Allowance for Loan Losses."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

     There is currently no trading market for the Notes. The Company does not intend to apply for listing of the Notes on any national securities exchange or automated quotation service. The Company has been advised by the Underwriter that it currently intends to make a market in the Notes; however, the Underwriter is not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the development or liquidity of any trading market for the Notes or as to the prices at which the Notes may trade in such market.

                                USE OF PROCEEDS


     The net proceeds to be received from the sale of the Notes offered hereby are estimated at approximately $73,287,500. The net proceeds from the sale of the Notes will be used by the Company to repay approximately $17.7 million in indebtedness owed by the Company under a five-year senior servicing secured loan facility (the "Servicing Secured Facility") granted pursuant to a multi-bank syndicated credit agreement (the "Syndicated Credit Agreement") managed by Bankers Trust Company, the proceeds of which were used to finance the mortgage servicing assets of the Company and for general working capital purposes ($14.3 million of which amortizes over a five year period ending on June 30, 2000 and $3.4 million of which amortizes over a five year period ending on June 30, 2001; and bears interest at a variable rate equal to either the one, two or three month London Interbank Offered Rate plus 225 basis points, adjusted every month, two months or three months, as applicable) and for general corporate purposes which may include (i) making capital contributions to Doral Federal, AAA Financial and other subsidiaries of the Company; (ii) financing of the mortgage servicing assets of the Company; and (iii) funding possible acquisitions of mortgage banking and other financial institutions. Pending such use, the proceeds may be temporarily invested in short-term investments. The Company has no current agreements or understandings regarding any possible acquisitions, but will consider acquisition opportunities as they arise.

                                 CAPITALIZATION

     The following table sets forth the unaudited indebtedness and capitalization of the Company at June 30, 1996 on an actual basis and as adjusted to give effect to the issuance of the Notes offered hereby and the application of the proceeds therefrom, including the repayment of $15.3 million of the Servicing Secured Facility outstanding as of June 30, 1996. In addition to the indebtedness of the Company reflected below, at June 30, 1996, the Company had other indebtedness consisting of deposits ($136.5 million) and FHLB-NY borrowings ($15.4 million) incurred in the ordinary course of business. See "BUSINESS OF THE COMPANY -- Funding." This table should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                        JUNE 30, 1996
                                                                 ----------------------------
                                                                  ACTUAL     AS ADJUSTED(1)
                                                                 --------   -----------------
                                                                    (DOLLARS IN THOUSANDS)
    Short-term borrowings
      Loans payable............................................  $199,158       $ 199,158
      Short-term portion of notes payable(1)...................    24,863          21,038
      Short-term portion of securities sold under agreements
         to repurchase.........................................   369,965         369,965
                                                                 --------        --------
              Total short-term borrowings......................  $593,986       $ 590,161
                                                                 ========        ========
    Long-term borrowings
      Long-term portion of notes payable(1)....................  $ 46,860       $  35,385
      Long-term portion of securities sold under agreements
         to repurchase.........................................    20,000          20,000
      Convertible Subordinated Debentures(2)...................    10,000          10,000
      Senior Notes offered hereby..............................        --          75,000
                                                                 --------        --------
              Total long-term borrowings.......................  $ 76,860       $ 140,385
                                                                 ========        ========
    Stockholders' equity
      Common Stock, $1.00 par value, 20,000,000 shares
         authorized; 9,125,092 shares issued and
         outstanding(3)........................................  $  9,125       $   9,125
      Paid-in capital..........................................    38,673          38,673
      Retained earnings........................................    92,368          92,368
      Treasury Stock at par value, 14,000 shares...............       (14)            (14)
      Unrealized loss on securities available for sale.........      (301)           (301)
      Unearned compensation under employment contracts.........      (145)           (145)
                                                                 --------        --------
              Total stockholders' equity.......................  $139,706       $ 139,706
                                                                 ========        ========

---------------

(1) Of the Servicing Secured Facility being repaid with the proceeds of the Notes, $3.825 million is included as short-term portion of notes payable and $11.475 million is included as long-term portion of notes payable.
(2) Represents $10 million of 8.25% Convertible Subordinated Debentures due January 1, 2006 (the "Convertible Subordinated Debentures") which are convertible into shares of Common Stock at a conversion price of $17.50 per share subject to certain adjustments in certain events. Approximately $8.2 million of the Convertible Subordinated Debentures are immediately convertible into shares of Common Stock. The remaining $1.8 million of Convertible Subordinated Debentures may not be converted into shares of Common Stock prior to January 1, 1999.
(3) Does not include up to 571,428 shares of Common Stock issuable upon conversion of the Subordinated Convertible Debentures outstanding as of June 30, 1996.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial and operating data for the Company on a historical basis as of and for the six-month periods ended June 30, 1996 and 1995, and for each of the five years in the period ended December 31, 1995. This information should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere herein. Financial information for the six-month periods ended June 30, 1996 and 1995 is derived from unaudited financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the six-month period ended June 30, 1996 are not necessarily indicative of results for the full year.

                                             SIX MONTHS
                                           ENDED JUNE 30,                           YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          1996         1995         1995         1994         1993         1992         1991
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues.............................  $   52,019   $   43,986   $   91,837   $   72,043   $   70,228   $   49,804   $   39,430
Interest expense.....................      21,818       20,184       43,380       23,252        9,710        9,270       12,303
Loan origination costs and
  administrative and general
  expenses...........................      15,526       12,699       26,396       30,046       29,597       24,118       17,407
Income before income taxes...........      14,675       11,103       22,061       18,745       30,921       16,416        9,720
Income taxes.........................       1,288        1,536        2,500        2,530        9,601        3,371        2,987
Income before cumulative effect......      13,387                    19,560       16,215       21,320       13,045        6,733
Cumulative effect....................          --           --           --        1,215           --           --           --
Net income...........................      13,387        9,567       19,560       17,430       21,320       13,045        6,733
Cash dividends paid..................       2,911        2,114        4,374        3,943        3,142        2,182        1,620
BALANCE SHEET DATA:
Mortgage loans held for sale.........     263,818      190,645      245,484      263,773      262,515      128,814       83,288
Mortgage-backed securities held for
  trading............................     389,136      395,356      407,941      319,204      125,716      124,967      123,656
Securities held to maturity..........     112,637       72,776       77,945       66,804        6,530           --           --
Securities available for sale........       7,438           --       14,579           --           --           --           --
Loans receivable, net................      86,686       52,583       51,355       34,809        9,561           --           --
Mortgage notes receivable, net.......          --           --           --           --           --        7,282       23,917
Total assets.........................     989,164      831,279      917,922      768,019      486,431      320,972      270,949
Loans payable and securities sold
  under agreements to repurchase.....     589,123      590,713      598,436      569,436      335,994      227,179      210,548
Notes payable........................      71,723       31,870       51,682       17,055           --           --           --
Deposit accounts.....................     136,512       88,700       95,740       66,471       26,451           --           --
Stockholders' equity.................     139,706       97,892      129,017       90,496       76,945       58,467       36,041
PER SHARE DATA:(1)
Net Income:
  Primary............................        1.49         1.32         2.65         2.46         3.15         2.35         1.26
  Fully diluted(2)...................        1.41         1.26         2.53         2.30         2.81         2.06         1.25
Cash dividends:
  Common Stock.......................        0.32         0.28         0.58         0.52         0.40         0.30       0.2625
  Series A Preferred Stock(2)........      0.3825        0.525         1.05         1.05         1.05         1.05        0.525
Weighted average shares outstanding:
  Primary............................   9,020,462    7,198,324    7,307,946    6,942,734    6,614,854    5,321,600    5,135,206
  Fully diluted......................   9,679,136    7,576,964    7,760,135    7,576,964    7,516,964    6,347,392    5,411,744
OPERATING DATA:
  Mortgage loans originated(3).......     378,000      245,000      559,000      760,434    1,432,448      693,723      360,400
  Mortgaged loans purchased(4).......      46,000       44,000       77,000       63,400        1,000       29,000       48,000
  Loan servicing portfolio...........  $2,930,000   $2,541,000   $2,668,000   $2,644,000   $2,375,000   $1,700,000   $1,400,000
RATIO OF EARNINGS TO FIXED
  CHARGES(5).........................        1.66x        1.54x        1.50x        1.78x        4.03x        2.72x        1.78x
OTHER SUPPLEMENTAL DATA
  Consolidated EBITDA(6).............      $6,215      $11,284      $22,063      $16,524      $30,817      $18,196      $11,364
  Adjusted Consolidated EBITDA(7)....      $8,791           --      $27,826           --           --           --           --
  Ratio of Adjusted Consolidated
    EBITDA to Adjusted Consolidated
    Interest Expense(7)..............        2.44x          --         4.26x          --           --           --           --

---------------

(1) Adjusted to reflect two-for-one stock split effective December 10, 1993.
(2) The Series A Preferred Stock was issued in July 1991 and redeemed on May 10, 1996.
(3) Excludes loans purchased from third parties.
(4) Composed exclusively of FHA/VA loans.
(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges represent interest expense on all indebtedness plus the portion of rental expense that is representative of the interest factor.
(6) For a definition of the term Consolidated EBITDA see "DESCRIPTION OF
     NOTES -- Certain Definitions" herein.

          Since the major portion of the Company's interest expense is incurred to finance mortgage loans and mortgage-backed securities, which generate interest income, and since interest income and interest expense on such loans are generated simultaneously, the Company believes that Consolidated EBITDA is a more meaningful measure of its debt service ability because the interest expense component of Consolidated EBITDA excludes funding liabilities incurred to finance the Company's mortgage loan and mortgage-backed securities inventory. In addition, Consolidated EBITDA deducts from net income certain non-cash contributions to net income and adds back to net income certain non-cash charges.


     Set forth below is a computation of Consolidated EBITDA for the periods presented:

                                                        SIX MONTHS
                                                      ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                                                     -----------------   -----------------------------------------------
                                                      1996      1995      1995      1994      1993      1992      1991
                                                     -------   -------   -------   -------   -------   -------   -------
                                                                           (DOLLARS IN THOUSANDS)
    Net Income.....................................  $13,387   $ 9,567   $19,560   $17,431   $21,320   $13,044   $ 6,773
                                                     -------   -------   -------   -------   -------   -------   -------
    Depreciation and amortization..................      862       774     1,765     1,534       698       519       433
    Amortization of excess servicing fees
      receivable...................................      629       441       988       567       161        28         0
    Amortization of mortgage servicing rights......      467       274       562       730       492       506       560
    Amortization of cost in excess of fair value of
      net assets acquired..........................      188       188       376       358       255       247       247
    Amortization of unearned compensation under
      employment contracts.........................       48        32        64        65       300       235       157
    Allowance for loan losses......................      366       166       352       300     1,012       715       166
    Additions to excess servicing fees
      receivable...................................   (7,683)   (1,194)   (2,639)   (5,859)   (3,103)     (550)        0
    Originated mortgage servicing rights...........   (4,593)     (550)   (2,600)        0         0         0         0
    Amortization of debt issue cost................      231        50       372        83        81        81        81
    Taxes..........................................    1,288     1,536     2,500     2,530     9,601     3,371     2,987
    Effect of change in accounting principle.......        0         0         0    (1,215)        0         0         0
    Interest on debt, excluding "Permitted
      Indebtedness"................................    1,025         0       763         0         0         0         0
                                                     -------   -------   -------   -------   -------   -------   -------
            Total adjustments to net income........   (7,172)    1,717     2,503      (907)    9,497     5,152     4,631
                                                     -------   -------   -------   -------   -------   -------   -------
            Consolidated EBITDA....................  $ 6,215   $11,284   $22,063   $16,524   $30,817   $18,196   $11,364
                                                     =======   =======   =======   =======   =======   =======   =======

          The Company has included information concerning Consolidated EBITDA here because it is used by certain investors as a measure of the Company's ability to service its debt. Consolidated EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.
(7) For definitions of the terms Consolidated EBITDA and Consolidated Interest Expense see "DESCRIPTION OF NOTES -- Certain Definitions" herein. Adjusted Consolidated EBITDA and Adjusted Consolidated Interest Expense give effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom to retire approximately $15.3 million of the Servicing Secured Facility outstanding as of June 30, 1996, as if such transaction had occurred on the first day of each period presented. Both Adjusted Consolidated EBITDA and Adjusted Consolidated Interest Expense reflect an assumed interest rate of 8.5% per annum on the Notes, or $6.4 million and $3.2 million for the year ended December 31, 1995, and the six months ended June 30, 1996, respectively, and that no interest or income is received during such period on the portion of the proceeds of the Notes not used to retire the Servicing Secured Facility.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     FFCC experienced significant growth in its business from 1991 to 1993, reaching record levels in 1993 as a result of the historically low levels of interest rates and the increased demand for refinancing loans. Mortgage production decreased in 1995 and 1994, as compared to 1993, as a result of decreased demand for refinancing loans. FFCC, nevertheless, continued to be the leading originator of mortgage loans in Puerto Rico, in terms of the volume of originations of first mortgages on single family residences. The volume of loans originated and purchased by FFCC was approximately $636 million, $824 million, $1.44 billion, $724 million and $408 million for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.

     The increases in 1992 and 1993 were primarily due to declines in mortgage interest rates which declined to their lowest levels in decades during 1993, thereby stimulating demand for both refinancing loans and loans to finance the acquisition of new and existing residential units. The decrease in 1994 as compared to 1993 is attributable to rising interest rates causing a lower level of loan originations, decreased refinancing activity and increased competition. The decrease in 1995 as compared to 1994 was the result of continued reduced demand for mortgage loans, especially refinancing loans. Refinancing loans comprised 41% of loan originations in 1995 compared to 59% and 80% in 1994 and 1993, respectively.

     During 1992 and 1993, the Company's strategy was to increase its servicing portfolio through internal originations. As a result of the high volume of loans originated in those years, the Company was not active in the wholesale loan purchase market during 1992 and 1993. The Company became active again in the Puerto Rico wholesale mortgage loan purchase market during the second quarter of 1994 in order to diversify its sources of loan production and compensate for the decrease in volume caused by higher interest rates and increased competition. The amount of loans purchased from third parties was approximately $77 million, $63 million, $1 million, $29 million and $48 million for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively. The Company believes that the purchase of mortgage loans is a low cost method of increasing mortgage loan production that complements retail loan originations. Purchases of loans from third parties are generally limited to FHA and VA loans.

     The Company entered the savings and loan industry in September 1993 through the acquisition of all the outstanding stock of Doral Federal, which formerly operated under the name of Catano Federal Savings Bank. Doral Federal operates through two branches in Puerto Rico. During the year ended December 31, 1994, Doral Federal contributed only $205,000 to the consolidated net income of the Company as a result of the incurrence of expenses associated with creating the infrastructure necessary to support bank growth. For the year ended December 31, 1995, Doral Federal's net income increased to $1.5 million, reflecting a substantial increase in interest earning assets. Doral Federal increased its assets from $86.4 million as of December 31, 1994 to $160.4 million as of December 31, 1995. This growth was funded largely through increases in certificate of deposit accounts, non-interest bearing deposits from affiliated companies, advances from the Federal Home Loan Bank of New York ("FHLB-NY") and the private placement of five year notes secured by FHLB-NY letters of credit with 936 Corporations electing the benefits of Section 936.

     FFCC's results of operations are primarily influenced by: (i) the direction of interest rates; (ii) the level of demand for mortgage credit, which is affected by such external factors as the level of interest rates and the strength of the economy in Puerto Rico; and (iii) the relationship between mortgage interest rates and the costs of funds.

     The principal components of FFCC's revenues are: (i) mortgage loan sales and fees; (ii) net interest income; (iii) servicing income; (iv) gain on sale of servicing rights; and (v) other income.

                                                   SIX MONTHS ENDED
                                                       JUNE 30,          YEAR ENDED DECEMBER 31,
                                                   -----------------   ---------------------------
                                                    1996      1995      1995      1994      1993
                                                   -------   -------   -------   -------   -------
                                                               (DOLLARS IN THOUSANDS)
Mortgage loan sales and fees.....................  $13,422   $ 3,705   $13,529   $10,573   $35,230
Interest income..................................   32,600    30,918    61,907    46,508    23,775
Interest expense.................................   21,818    20,184    43,380    23,252     9,710
Net interest income..............................   10,782    10,734    18,527    23,256    14,065
Servicing income.................................    5,697     5,441    10,577    11,448     8,627
Gain on sale of servicing rights.................        0     3,623     5,205     3,003     2,378
Other income.....................................      300       299       620       511       218

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1995, 1994 AND
1993.

     Net Income. The Company's net income for the year ended December 31, 1995 increased to $19.6 million compared to $17.4 million for 1994. Consolidated results include the operations of Doral Federal, which was acquired by the Company in September 1993. Doral Federal contributed approximately $1.5 million to the Company's consolidated net earnings in 1995, compared to $205,000 for 1994. Consolidated results for 1995 reflect the adoption by the Company as of April 1, 1995 of Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." Additional net income of approximately $1.5 million was realized for the year ended December 31, 1995 as a result of the adoption of SFAS No. 122. Since SFAS No. 122 does not permit retroactive application, the results for 1995 are not directly comparable to prior years. See "New Accounting Standards" herein. Results for 1994 include a one time benefit of $1.2 million from the cumulative effect of the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. This pronouncement requires the Company to carry its mortgage-backed securities inventory at market value. Any gains or losses from market fluctuations are reflected in the Company's results from operations.

     Revenues from Mortgage Loan Sales and Fees. As part of its mortgage banking business, FFCC sells substantially all of the loans that it originates, except for certain mortgage loans originated by Doral Federal, which are generally held until maturity. When FFCC sells mortgage loans and mortgage-backed securities, it realizes a gain or loss which is equal to the difference between FFCC's carrying cost and the selling price of the loans sold, net of commitment fees paid. Net gain or loss on sale of loans is affected by interest rate fluctuations on fixed-rate loans and securities, as well as by the tax status of interest on mortgage loans under Puerto Rico income tax statutes. See "RISK FACTORS -- Interest Rate Fluctuations; Cyclical Nature of Mortgage Banking Industry" and "-- Possible Changes in Favorable Puerto Rico Tax Laws." Substantially, all the mortgage loans originated by FFCC are fixed interest rate loans.

     Revenues from mortgage loan sales and fees increased by 28% during 1995, compared to a decrease of 70% in 1994 and an increase of 43% in 1993. The increase for 1995 was primarily due to the adoption SFAS No. 122 during the second quarter of 1995, which had the effect of increasing mortgage loans sales and fees by approximately $2.6 million. SFAS No. 122 has the effect of increasing the gain on the sale of mortgage loans by requiring that the carrying costs of mortgage loans be reduced by a proportion of the fair value of the related mortgage servicing rights. The decrease in 1994 was due to interest rate increases resulting in a lower level of loan originations, lower gains on the sale of mortgage loans and pressures on pricing as a result of increased competition. The increase for 1993 was the result of increased volume of loan originations due to a sharp decline in interest rates and increased gains on sale of mortgage loans, as a result of favorable market conditions which permitted the Company to obtain better prices on sales of mortgage loans and mortgage-backed securities.

     The total volume of loans originated and purchased was approximately $636 million for the year ended December 31, 1995, compared to $824 million for the prior year. Demand for mortgage loans, especially refinancing loans, continued lower during 1995, notwithstanding a decrease in interest rates during 1995. The increase in prevailing interest rates during 1994 significantly decreased the unusually high refinancing activity experienced during 1993. Refinancing loans comprised 41% of production for 1995 versus 59% in 1994 and 80% in 1993. During 1995, decreased demand for mortgage loans in the Puerto Rico market led to increased competition among mortgage bankers and banks to attract prospective borrowers. FFCC, however, continues to be the largest originator of mortgage loans in Puerto Rico. In 1995, the Company issued $366 million of GNMA mortgage-backed securities to rank No. 1 in Puerto Rico and No. 31 in the USA in such issuances according to the "Mortgage Marketplace."

     During 1995, the Company continued its program of pooling non-conforming conventional loans into collateralized mortgage obligations ("CMOs") to be issued by grantor trusts for sale to investors. Mortgage loan sales and fees reflect pretax profits of approximately $253,000, $463,000 and $3.5 million for the years ended December 31, 1995, 1994 and 1993, respectively, in connection with the pooling and sale of approximately $75 million, $101 million and $115 million, respectively, in conventional non-conforming mortgage loans to various grantor trusts. While the Company anticipates that it will enter into similar transactions in the future, especially with non-conforming loans, the frequency of such transactions and future gains related thereto, if any, will be dependent on then existing market conditions.

     Sales of mortgages loans made during 1995 resulted in the recording of approximately $2.6 million of excess servicing fee receivable compared to $5.8 million and $3 million in 1994 and 1993, respectively. FFCC capitalizes as an asset any excess servicing fees receivable on loans sold with servicing rights retained whenever the stated servicing fee rate is materially higher than the servicing fee normally permitted by FNMA or FHLMC. The excess servicing fee receivable represents the discounted present value of the excess of the interest rate on the loan over a normal servicing fee and the interest required to be paid to investors. The excess servicing fee receivable is recognized at the time of sale of the related loan as an adjustment to the resulting gain or loss on sale of the loan and is recorded in the accompanying Consolidated Statement of Income and Retained Earnings under "Mortgage loan sales and fees" even though such amount is received by the Company over the life of the loan.

     The amortization of excess servicing fees is based on the amount and timing of estimated future cash flows. See Note 2 to the Notes to Consolidated Financial Statements. Amortization of such excess servicing fees for each of the years ended December 31, 1995, 1994 and 1993 was approximately $988,000, $570,000 and $160,000, respectively. The amortization of excess servicing fee receivable is recorded as a reduction of servicing income.

     For the years ended December 31, 1995 and 1993, increases in mortgage loan sales and fees were net of losses on options on futures contracts used for hedging purposes in the amounts of $5.4 million and $1.4 million, respectively, while in 1994 such hedging activities produced gains in the amount of $2.2 million, thereby increasing mortgage loan sales and fees by the same amount.

     Net Interest Income. Net interest income is the difference between the interest income earned on mortgage loans and mortgage-backed securities held for trading and for investment, and the interest paid by FFCC on the short-term warehousing lines of credit with commercial banks, repurchase agreements, gestation lines of credit, and advances and deposits (in the case of Doral Federal) and other financing arrangements used to finance the carrying of such loans and mortgage-backed securities. The conditions that affect net interest income from period to period include the relationship between prevailing mortgage rates and the prime rate, the London Interbank Bid Rate for deposit of U.S. dollars ("LIBID"), the cost of 936 Funds, interest rates on fixed-rate loans and the Company's average holding period before mortgage loans are sold.

     In each year since FFCC's inception, interest income earned by FFCC on its mortgage loans and mortgage-backed securities has exceeded interest expense on FFCC's short-term borrowings and other financing arrangements. Net interest income decreased by approximately 20% from 1994 to 1995, and increased by approximately 65% from 1993 to 1994. The decrease in net interest income reflects lower interest spreads, primarily from mortgage banking operations, as mortgage interest rates declined more rapidly than short-term interest rates payable on warehousing and repurchase agreements lines of credit and the other funding vehicles used to finance such assets. The Company's weighted average interest rate spread was approximately 250 basis points during 1995 as compared with approximately 385 basis points and 411 basis points during 1994 and 1993, respectively. The decrease also reflects additional interest costs incurred in connection with borrowings not directly related to interest earning assets, including a servicing secured bank term loan and ten-year convertible subordinated debentures. See "Liquidity and Capital Resources." The decrease in the interest rate spread from 1993 to 1994 was due to higher short-term borrowing costs. The Company has been able to continue to maintain a positive interest spread due to, among other things, the origination of higher yielding mortgages and the funding of mortgage loans held by Doral Federal through lower costing deposits and the availability of low cost 936 Funds. As of December 31, 1995, approximately $49.5 million ($18.5 million of such deposits are not reflected in the Consolidated Financial Statements of the Company because of inter-company eliminations) or 43% of total deposits held at Doral Federal of non-interest bearing accounts, were comprised primarily of servicing accounts and corporate demand accounts maintained by the Company and its affiliates.

     Doral Federal contributed approximately $4.3 million or 23% of the consolidated net interest income of the Company for the year ended December 31, 1995 compared to $2.1 million or 9% for the year ended December 31, 1994. This increase reflects an increase in average interest earning assets from $70.8 million for the year ended December 31, 1994 to $106.8 million for the year ended December 31, 1995 and the maintenance of an average interest rate spread of 407 basis points for 1995 compared to 430 basis points for 1994.

     Net interest income has generally represented a greater proportion of the Company's total net income than that of typical mortgage banking institutions. This results primarily from the fact that the Company is able to finance a substantial portion of the mortgage loans that it originates with lower cost funds and holds mortgage-backed securities, mainly GNMA certificates, for longer periods of time prior to sale than is customary for mortgage bankers in the United States, in order to maximize the interest produced by these securities. During the year ended December 31, 1995, the Company held mortgage loans and mortgage-backed securities for an average period of 352 days prior to sale as compared to 212 days for the year ended December 31, 1994. This increase in the amount of days mortgage loans and mortgage-backed securities were held prior to sale was due principally to a decision made by the Company in the first quarter of 1994 to increase its level of holding of mortgage-backed securities for future sale and to maximize the interest income produced by these securities prior to sale, a substantial portion of which is tax-exempt to the Company under Puerto Rico law. The result was to increase the Company's net interest income and its level of assets held for sale, while decreasing the Company's effective tax rate.

     Increases in prevailing interest rates from the time the Company originates a mortgage loan to the time it is sold in the secondary market may lead to reductions in the value of the Company's portfolio of mortgage loans and mortgage-backed securities, thereby reducing gain on sale of mortgage loans. Interest rate fluctuations can also adversely affect the Company's net interest income. FFCC attempts to manage these risks through the use of various hedging techniques, including the purchase of listed put options on various instruments. There can be no assurance that such hedging techniques will be successful. To the extent they are not, the Company's profitability could be adversely affected.

     Loan Servicing Fees. Loan servicing fees represent revenues earned by FFCC for administering mortgage loans. FFCC's loan servicing fees depend on the type of mortgage loan being serviced and ranges from 0.25% to 0.50% of the declining outstanding principal amount of such loan. The size of FFCC's loan servicing portfolio and the amount of its servicing fees have increased substantially since FFCC's inception as a result of increases in loan originations and the size of its servicing portfolio. Loan servicing fees, however, decreased 8% from 1994 to 1995. Servicing fees had increased 33% from 1993 to 1994 and 20% from 1992 to 1993. The decrease in loan servicing income during 1995 was due primarily to sales during 1995 and the last quarter of 1994 of mortgage servicing rights aggregating approximately $512 million. Increases in the amount of loan servicing fees for 1994 and 1993 were primarily due to increases in the principal amount of loans serviced as compared to prior years. The mortgage servicing portfolio was approximately $2.67 billion at December 31, 1995, basically the same level that existed as of December 31, 1994. At December 31, 1995, less than 2% of the Company's servicing portfolio was related to mortgages originated outside Puerto Rico (all of which were originated in Florida).

     During 1995, total amortization of mortgage servicing rights ("MSRs") amounted to $562,054 versus $730,059 for 1994. Amortization of MSRs is included as a component of "Other Expenses" in the Company's financial statements. The Company's traditional strategy has been to increase the size of its servicing portfolio through internal originations. However, during 1994, the Company reentered the wholesale loan market by purchasing mortgage loans from third parties as a means of compensating for the decrease in volume. This strategy has proven to be effective in the past. During the years ended December 31, 1995 and 1994 the Company capitalized $8.2 million and $581,130, respectively, of MSRs.

     The amount of principal prepayments on mortgage loans serviced by the Company was $160 million, $281 million and $537 million for the years ended December 31, 1995, 1994 and 1993, respectively. This represented approximately 6%, 11% and 26% of the aggregate principal amount of mortgage loans serviced during such periods and the average size of the loans prepaid was $37,800, $41,800 and $54,600, respectively. Principal prepayments declined during 1995 and 1994 as a result of decreased refinancing activity following the refinance boom of 1993.

     Increases in prepayment rates over anticipated levels adversely affect a mortgage company's revenues and liquidity by increasing the amortization rates for MSRs and excess servicing fees receivable as well as requiring the Company to recognize an impairment over and above scheduled amortization. Amortization and impairment of MSRs have the effect of reducing servicing income. To date, the primary means used by the Company to reduce the sensitivity of its servicing fee income to changes in interest and prepayment has been the development of a strong internal retail origination network that has allowed the Company to increase or maintain the size of its servicing portfolio even during periods of high prepayment. The portion of the Company's mortgage servicing portfolio consisting of MSRs that were originated by the Company prior to the adoption of SFAS No. 122, and therefore is not reflected as an asset on the Company's Financial Statements, is not subject to amortization or impairment.

     Gain on Sale of Servicing Rights. During the years ended December 31, 1995, 1994 and 1993, the Company sold servicing rights of $310 million, $202 million and $199 million, respectively, realizing pretax gains of approximately $5.2 million, $3.0 million and $2.4 million, respectively. While the Company's strategy is to continue to increase the size of its servicing portfolio by retaining the servicing rights to the mortgage loans it originates, the Company may continue to sell servicing rights in the future when market conditions are favorable.

     Other Income and Expenses. Other income increased 21% in 1995 as compared to 1994, and 134% from 1993 to 1994. The increases during 1995 and 1994 were due primarily to increased fees earned by Doral Federal.

     Aggregate expenses in 1995 increased by $16.5 million compared to the same period for 1994, as a result of higher interest expense associated with the financing of the Company's mortgage loans and mortgage-backed securities portfolios. Telephone and advertising expense decreased 19% and 41%, respectively, over 1994 levels as a result of cost containment measures implemented by management commencing in 1994 in connection with the reduction in volume of mortgage loan originations.

     For 1994 compared to 1993 aggregate expenses increased by approximately 36%. This increase reflected increases in interest, telephone and rent expenses of 139%, 21% and 39%, respectively, as compared to 1993. Professional services, rent and telephone expenses increases were attributable to the growth experienced by the Company in both personnel and asset size. Employee costs in 1994 reflected approximately $1.75 million in voluntary reductions taken by the Chief Executive Officer in salary and incentive compensation.

     Puerto Rico Income Taxes. The Puerto Rico maximum statutory corporate income tax rate is 42%. Such maximum rate was reduced to 39% for taxable years commencing after June 30, 1995. For 1995, the effective income tax rate of FFCC was 11.33% as compared to 16.3% for 1994 and 31.0% for 1993. The decrease in effective tax rates for 1995 and 1994 compared to 1993 was mainly due to the increase in holdings of tax exempt GNMA mortgage-backed securities. The decrease for 1995 also reflects a tax deduction for the value of shares previously granted under employment agreements.

     The lower effective tax rates (as compared to the maximum statutory rate) experienced by FFCC, especially those experienced in 1995 and 1994, reflect the fact that the portion of the net interest income derived from certain FHA and VA mortgage loans secured by property located in Puerto Rico and on GNMA securities backed by such mortgage loans is exempt from income tax under Puerto Rico law. Income tax savings to FFCC attributable to this exemption amounted to approximately $4.6 million, $5.4 million and $2.7 million for the years ended December 31, 1995, 1994 and 1993, respectively. Note 21 to the Company's Consolidated Financial Statements includes a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

RESULTS OF OPERATIONS FOR SIX MONTHS ENDED JUNE 30, 1996 AND 1995

     The Company's net income for the six months ended June 30, 1996 increased to $13.4 million, compared to $9.6 million for the corresponding period in 1995. For the six-month period ended June 30, 1996, Doral Federal contributed approximately $1.2 million in net income compared to $574,000 for the six months ended June 30, 1995. Results for the first six months of 1996 reflect the adoption by the Company as of April 1, 1995 of SFAS No. 122. Additional net income of approximately $2.8 million was realized for the six months ended June 30, 1996, compared to $320,000 for the six-month period ended June 30, 1995, from the adoption of SFAS No. 122. During the first six months of 1996, the Company did not sell any mortgage servicing rights, while in the comparable period of 1995 the Company had gains on sales of servicing rights of approximately $3.6 million.

     Revenues from mortgage loan sales and fees increased 262% to $13.4 million from $3.7 million a year ago. This increase was due to a higher volume of loan originations and higher loan sales and fees. The increase also reflected hedging gains of approximately $4.4 million for the first six months of 1996, compared to hedging losses of $3.3 million for the first six months of 1995. Hedging gains reflect the increase in interest rates experienced during the period. The total volume of loans originated and purchased was approximately $424 million for the six-month period ended June 30, 1996, compared to approximately $289 million for the six-month period ended June 30, 1995. The increase of 47% in loan originations and purchases was the result of increased demand for refinancing loans. Refinancing loans comprised 48% of production in the first six months of 1996 compared with 39% for the same period in 1995. Mortgage loan sales and fees also reflect approximately $4.6 million of additional gains on sale of mortgage loans as the result of the adoption of SFAS No. 122.

     Net interest income increased by approximately $48,000 for the six-month period ended June 30, 1996 versus the comparable period of 1995. The weighted average interest rate spread was 266 basis points during the six months ended June 30, 1996 compared to 302 basis points for the comparable period of 1995. Doral Federal contributed approximately $3.2 million and $1.8 million to the consolidated net interest income of the Company for the six month periods ended June 30, 1996 and 1995, respectively.

     Loan servicing income increased 5% to $5.7 million for the six-month period ended June 30, 1996, compared to $5.4 million for the same period in 1995. Amortization of excess servicing fee receivable for each of the six-month periods ended June 30, 1996 and 1995 was approximately $629,000 and $441,000, respectively. The amortization of excess servicing fees receivable is recorded as a reduction of servicing income. For the six-month periods ended June 30, 1996 and 1995, amortization of mortgage servicing rights was $467,000 and $274,000, respectively. Amortization of servicing rights is recorded as a component of "Other Expenses."

     Aggregate expenses for the six-month period ended June 30, 1996 increased by $4.5 million compared to the same period for 1995, primarily because of higher interest expense associated with the financing of the Company's mortgage loans and mortgage-backed securities portfolios and additional interest expense of $1 million attributable to financing costs not directly related to interest earning assets. Loan origination, general and administrative expenses increased by $2.8 million compared to the same period for 1995, due to investments in increasing loan origination capacity.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, payments of operating and interest expenses, servicing advances and loan repurchases. The Company's primary sources of liquidity are sales in the secondary mortgage market of the loans it originates and purchases, short term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities (in most cases until such loans are sold and the lenders repaid) and revenues from operations. In the past, the Company has also relied on privately-placed debt financings and public offerings of preferred and common stock. Doral Federal, the Company's thrift subsidiary, also relies on deposits, borrowings from the FHLB-NY as well as term notes backed by letters of credit of the FHLB-NY.

     Total liabilities were approximately 6.08 and 6.12 times stockholders' equity at June 30, 1996 and December 31, 1995, respectively. The Company's decreased leverage at June 30, 1996 reflects a net increase in stockholders' equity of $10.7 million and an increase in liabilities of $60.6 million, primarily as a result of an increase in deposit accounts held by Doral Federal.

     The interim Consolidated Statement of Cash Flows reflects the working capital needs of the Company. Operating activities provided approximately $10.1 million of net cash during the six-month period ended June 30, 1996, compared to approximately $22.9 million in the comparable period of 1995. Mortgage loan originations for the six-month period ended June 30, 1996 increased by 47% as compared to the 1995 period. Increased originations resulted in increased sales of mortgage-backed securities and loans held for sale during the period. FFCC held mortgage loans (including mortgage loans converted into mortgage-backed securities) prior to sale for an average period of approximately 267 days for the six-month period ended June 30, 1996 and 352 days during the year ended December 31, 1995. The decrease in days was due to increased sales of mortgage-backed securities held for trading.

     Investing activities used cash of approximately $83.9 million during the six-month period ended June 30, 1996, due primarily to origination of loans receivable and purchases of securities held to maturity of approximately $41.2 million and $40.2 million, respectively. The Company capitalized $5.8 million of mortgage servicing rights during the first half of 1996 related to the adoption of SFAS No. 122 and mortgage loan purchases from third parties.

     During the first six months of 1996, financing activities provided approximately $63.4 million of net cash, primarily due to additional deposits amounting to approximately $40.8 million received by Doral Federal, the Company's thrift subsidiary, and an increase of approximately $20 million in notes payable, of which approximately $15 million represent term notes issued by Doral Federal.

     Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA and certain other investors and mortgage loans sold to certain other purchasers, require FFCC to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. FFCC generally recovers funds advanced pursuant to these arrangements within 30 days. During the six-month period ended June 30, 1996, the monthly average amount of funds advanced by the Company under such servicing agreements was approximately $5.9 million.

     During the six-month period ended June 30, 1996, the Company collected an average of approximately $950,000 per month in net servicing fees, including late charges. At June 30, 1996 and December 31, 1995, the servicing portfolio amounted to approximately $2.9 billion and $2.7 billion, respectively. The Company may, from time to time, determine to sell portions of its servicing portfolio and to purchase servicing rights from third parties.

     FFCC expects that it will continue to have adequate liquidity and financing arrangements to finance its operations. The Company will continue to explore alternative and supplementary methods of financing its operations, including both debt and equity financing. There can be no assurance, however, that the Company will be successful in consummating any such transactions.

     For additional information regarding the funding sources of the Company see "BUSINESS OF THE COMPANY -- Funding."

ASSETS AND LIABILITIES

     At June 30, 1996, total assets were $989 million compared to $918 million at December 31, 1995. This increase was due primarily to a net increase of $34.7 million and $35.4 million in securities held to maturity and loans receivable, respectively, at Doral Federal. As of June 30, 1996, Doral Federal had $209 million in assets, compared to $160 million at December 31, 1995. Total liabilities were $849 million at June 30, 1996, compared to $789 million at December 31, 1995. This increase was largely the result of an increase in deposit accounts at Doral Federal. At June 30, 1996, Doral Federal's deposit accounts totaled $142 million, compared to $114 million at December 31, 1995. Deposit accounts include $28.1 million in non-interest bearing demand deposits representing escrow funds and other servicing accounts from First Financial's servicing operations. The increase in deposits is primarily due to the offering of competitive interest rates and increased market recognition achieved by Doral Federal.

     The Company's Mortgage Banking Business is subject to the risk that future changes in interest rates may adversely affect the value of the Company's portfolio of mortgage loans and mortgage-backed securities. Interest rate fluctuations may also adversely affect net interest income. FFCC attempts to reduce these risks through forward commitments and other hedging techniques.

     The Company does not generally hedge conventional loans in the pipeline or in the process of origination because the Company does not generally permit customers to lock-in an interest rate prior to closing. Instead the interest rates on loans are generally fixed at closing based on a certain spread over a prevailing rate that adjusts weekly. For FNMA and FHLMC conforming loans and FNMA and FHLMC mortgage-backed securities, the Company seeks to sell or obtain commitments for the purchase of such loans or mortgage-backed securities following the funding of such loans. These loans are normally sold to institutional investors or to FNMA and FHLMC. To the extent the Company does engage in offerings of mortgage products which lock-in the interest rate until the closing date, it attempts to obtain forward commitments at the time it fixes the rates for the loans. Non-conforming conventional loans are normally sold in bulk to local financial institutions or packaged into collateralized mortgage obligations. The sale of non-conforming conventional loans normally takes longer than the sale of conforming mortgage loans. Accordingly, the Company attempts to manage this interest rate risk through the purchase of listed options on U.S. treasuries, as well as the purchase of option contracts in the over-the-counter market on other interest rate sensitive instruments.

     In the case of GNMA securities, the Company normally holds such securities for longer periods prior to sale to maximize its net interest income and to take advantage of the tax exempt status of the interest on such securities under Puerto Rico law. Prices for GNMA certificates in Puerto Rico tend to be more stable than on the mainland U.S. because the tax exempt status of interest paid on these securities under Puerto Rico law makes them more attractive to retail investors. This relative stability of prices for Puerto Rico GNMA securities allows the Company to carry out a less aggressive hedging strategy to attempt to protect the value of these assets than what might otherwise be required. The Company seeks to protect itself from interest rate risk associated with its inventory of GNMA securities by purchasing listed options on treasury bond futures contracts and other interest rate sensitive instruments, as well as purchasing options on U.S. GNMA securities in the over-the-counter market. The Company has in place long-term repurchase agreements secured by GNMA certificates with a principal amount of approximately $24.4 million. The Company does not obtain forward commitments or otherwise hedge such GNMA securities because they are financed pursuant to long-term repurchase agreements. The Company has the right to substitute GNMA certificates subject to the repurchase agreements with similar GNMA certificates at any time.

     Contracts designated as trading hedges are marked-to-market monthly with the resulting gains and losses charged to operations. Changes in the market value of such contracts that qualify as hedges of existing assets and liabilities are recognized as an adjustment to the value of the asset or liability being hedged. Investment in such options is increased or decreased in relation to interest rates changes and other market factors.

     The operations of the Company are also subject to interest rate risk because its interest earning assets and interest-bearing liabilities reprice at different times and varying amounts. FFCC's loans held for sale and mortgage-backed securities held for trading inventories are fixed rate interest-earning assets that are not subject to repricing (except for replacement of assets through repayments, sales and new originations) while the short-term borrowings used to finance these positions normally reprice quarterly. To protect against major fluctuations in short-term interest rates, the Company purchases listed put and call options and sells call options on financial instruments, including Eurodollars contracts. This policy attempts to ensure a relatively stable short-term cost of funds. With respect to the loans receivable held by Doral Federal, Doral Federal attempts to obtain long-term deposits and other long-term debt financing and/or advances from the FHLB-NY and term notes backed by FHLB-NY letters of credit.

     In the future, FFCC may use alternative hedging techniques including futures, options or other hedge vehicles to help mitigate interest rate and market risk. However, there can be no assurance that any of the above hedging techniques will be successful. To the extent they are not successful, the Company's profitability may be adversely affected. For the six months ended June 30, 1996, the Company experienced hedging gains of $4.4 million, while for the six-month period ended June 30, 1995, the Company experienced hedging losses of $3.3 million.

NEW ACCOUNTING STANDARDS


     In June, 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets.


     Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any, and the interest that is retained, if any, based on the relative fair values of the assets at the date of the transfer. Servicing assets retained are subsequently subject to amortization and assessment for impairment.

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. It is to be applied prospectively; earlier or retroactive application is not permitted. Management is currently evaluating the impact, if any, of the adoption of SFAS No. 125 on the Company's financial statements.

     In March 1995, FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets, to be held and used. Under SFAS No. 121, long-lived assets and certain identifiable intangibles to be held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     Application of SFAS No. 121 is required for financial statements for fiscal years beginning after December 15, 1995. Based on presently available information, management believes that the application of SFAS No. 121 in future years should not have a material adverse effect on the Company's financial condition or results of operations.

RECENT DEVELOPMENTS

     Market Trends. Demand for mortgage loans and prices for mortgage loans and mortgage-backed securities are sensitive to changes in interest rates. During the second quarter of 1996 interest rates generally increased. To the extent interest rates were to continue to increase during 1996, demand and prices for mortgage loans and mortgage-backed securities could be adversely affected, thereby adversely impacting mortgage loan originations and gain on sale of mortgage loans. An increase in prevailing interest rates could also adversely impact the Company's net interest income. Interest rates, however, decreased during the early part of the third quarter of 1996 which should have a favorable impact on the volume of mortgage loan originations and prices for mortgage loans and mortgage-backed securities should this trend continue.

     In order to further diversify its available loan products, during the latter part of 1995 and the first half of 1996, the Company began to offer home equity and personal loans secured by mortgages. These loans, which are secured by first or second mortgage liens, generally have lower balances (between $10,000 and $40,000), shorter maturities (between five to ten years) and bear higher interest rates. The Company sells these loans, other than such loans funded and retained by Doral Federal, to local financial institutions, or packages them into collateralized mortgage obligations. When the Company sells these loans, it normally retains the right to receive, as a servicing fee, interest payable on the loan above a specified rate. The present value of the servicing fee income to be received over the life of the loan over and above the typical servicing fee payable on conforming conventional loans is recognized on the Company's income statement as a component of sale of the mortgage loan and is reflected as an asset on the Company's balance sheet as excess servicing fees receivable. As the volume of originations of this type of loan product increases, the amount of excess servicing fees receivable reflected on the financial statements of the Company will increase.

     Mortgage interest rates on non-government guaranteed mortgage loans in Puerto Rico were deregulated effective April 1996. Management believes that this deregulation may result in an increase in loan originations by expanding the market of potential borrowers. The deregulation of interest rates in Puerto Rico may also have a positive impact on the Company's net interest income by allowing the Company to originate higher yielding mortgage loans.

     New Broker-Dealer Subsidiary. During the second quarter of 1996, the Company organized a new securities broker-dealer subsidiary, AAA Financial, which commenced operations on September 12, 1996. The new broker-dealer subsidiary commenced operations from a single branch in the San Juan metropolitan area and is expected to employ 20 persons by the end of 1996. While the new subsidiary will engage in a general securities business, it is expected to initially concentrate on the sale of Puerto Rico tax exempt GNMA securities and other Puerto Rico securities.

     Repeal of Section 936. For a discussion of the repeal of Section 936 and its possible impact on the Company, see "RISK FACTORS -- Economic Conditions in Puerto Rico and Phase-out of Section 936 Tax Benefits" and "BUSINESS OF THE COMPANY -- Mortgage Banking Business -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment."

                            BUSINESS OF THE COMPANY

GENERAL


     The Company, together with its wholly-owned subsidiaries, is primarily engaged in the Mortgage Banking Business. FFCC is the leading mortgage banking institution in Puerto Rico in terms of the volume of origination of first mortgage loans on single-family residences. The Company's Mortgage Banking Business is principally conducted through two operating units: Doral Mortgage, a wholly-owned subsidiary of the Company, and HF Division, a division of the Company. The Company also owns Doral Federal, a federal savings and loan association which was acquired by FFCC in September 1993 and operates through two branches in Puerto Rico. The Company has also established AAA Financial, a new broker-dealer subsidiary, which commenced operations on September 12, 1996.


     The Company is an approved seller/servicer for FHLMC and FNMA, an approved issuer for GNMA and an approved servicer under the GNMA, FNMA and FHLMC mortgage-backed securities programs. FFCC is also qualified to originate mortgage loans insured by FHA and guaranteed by VA. Prior to the acquisition of Doral Federal, substantially all of the Company's revenues were derived from its Mortgage Banking Business. See "-- Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage Backed Securities" herein.

     Prior to 1992, FFCC's Mortgage Banking Business was conducted exclusively in Puerto Rico and currently is conducted in Puerto Rico through 18 branches, 15 of which are operated by Doral Mortgage. Since March 1992, Doral Mortgage has opened branch offices in Orlando and Miami, Florida. The Florida offices are staffed by seven employees and originated approximately $7 million and $11 million in mortgage loans during the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

     The Company's strategy is to increase its volume of loan originations and its servicing portfolio as well as to maximize net interest income. The Company seeks to increase its volume of loan originations by emphasizing quality customer service and maintaining the most extensive system of branch offices of any mortgage banking institution in Puerto Rico. The Company strives to increase its servicing portfolio by relying primarily on internal loan originations and supplementing such originations with wholesale purchases of loans and mortgage servicing rights from third parties. The Company has traditionally emphasized the origination of 15-year and 30-year conventional and FHA-insured or VA-guaranteed mortgage loans on single-family residences. The Company relies on net interest income for a more significant portion of its earnings than mortgage banking companies generally do. The Company seeks to maximize net interest income by holding mortgage-backed securities, primarily GNMA securities, for longer periods prior to sale than most mortgage banking companies. This strategy has the effect of reducing the Company's overall effective tax rate because the interest on GNMA securities backed by Puerto Rico mortgages is tax exempt under Puerto Rico law. The Company also seeks to increase net interest income by funding and holding for investment through Doral Federal mortgage loans and mortgage-backed securities.

     The Company's thrift subsidiary, Doral Federal, operates through two branches in the San Juan metropolitan area, which serve primarily as deposit-taking operations, since to date most loans have been originated pursuant to the Master Loan Production Agreement with the Company. See "Other Lending and Investment Activities -- Lending Activities of Doral Federal and Real Estate Owned" herein. Doral Federal has experienced rapid growth since its acquisition by the Company, increasing from $13.1 million in assets as of September 10, 1993 to $209 million in assets as of June 30, 1996. To date, this growth has been funded primarily through increases in certificate of deposit accounts and non-interest bearing deposits consisting primarily of corporate and custodial accounts. As of June 30, 1996, Doral Federal had total deposits and net worth of $142 million and $17.3 million, respectively. Custodial accounts associated with the Company's servicing portfolio, commercial demand deposit accounts of the Company and certificates of deposits accounts constituted approximately 20%, 9% and 57%, respectively, of Doral Federal's total deposit accounts. The Company intends to commit substantial management and financial resources to continue to increase the assets, deposit base and branch network of Doral Federal.

     The business and profitability of FFCC depend, to a large degree, on its ability to sell mortgage loans to investors in the secondary mortgage market at prices that are higher than the prices at which FFCC originates or purchases such loans. The growth of the secondary mortgage market is attributable in large part to programs maintained by the FNMA, FHLMC and GNMA. In addition, part of the Company's business is affected significantly by the continuation of various programs administered by the FHA for HUD, which insures mortgage loans, and the VA, which partially guarantees mortgage loans. Any discontinuation of, or significant reduction in, the various programs administered by FNMA, FHLMC, GNMA, FHA or VA could have a material adverse effect on the Company's operations. See "-- Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage Backed Securities" herein.

     The Company is subject to the rules and regulations of, and supervision by, several Federal and Puerto Rico entities, including the OTS, FNMA, FHLMC, GNMA, FHA, VA, HUD and the Office of the Commissioner, with respect to, among other things, licensing requirements, establishment of maximum interest rates, required disclosure to customers and the origination, processing, underwriting, selling and securitizing of mortgage loans. See "Regulation" herein. Doral Federal's operations are subject to regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"). FFCC's operations in the state of Florida are subject to supervision by the Florida Department of Banking and Finance. In addition, the Company's operations are affected by Federal and Puerto Rico laws and regulations designed to promote economic development in Puerto Rico, particularly the various Puerto Rico Industrial Incentives Acts (the "Industrial Incentives Acts") and Section 936. See "-- Mortgage Banking Business -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" herein.

MORTGAGE BANKING BUSINESS


     Loan Origination and Purchase of Mortgages. FFCC has the most extensive system of branch offices for originating mortgages loans of any mortgage banking institution in Puerto Rico. HF Division operates two branches in the San Juan Metropolitan area. Doral Mortgage operates 15 branches throughout Puerto Rico and two small branch offices in the State of Florida. Centro Hipotecario, Inc., a wholly-owned subsidiary of the Company, operates an additional branch in the San Juan metropolitan area.


     FFCC originates both (a) conventional mortgages on single-family residences, which generally (i) are insured by private mortgage insurers or (ii) do not exceed 80% of the appraised value of the mortgaged property, and (b) VA loans and FHA loans. VA loans and FHA loans qualify for inclusion in the mortgage-backed securities program sponsored by GNMA. A portion of the conventional loans are conforming loans which qualify for inclusion in guarantee programs sponsored by FNMA or FHLMC. The Company also originates construction loans for owner-occupied single-family residences and other real estate developments and mortgage loans on commercial properties. Construction loans and mortgage loans on commercial properties constituted approximately 3% and 1% of the total dollar volume of loans originated and purchased by the Company for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

     While the Company makes available a wide variety of mortgage products designed to respond to consumer needs and competitive conditions, it currently emphasizes 15-year and 30-year conventional first mortgages and 15-year and 30-year FHA loans and VA loans. Substantially all the loans are fixed rate mortgages. The average loan size for FHA/VA mortgage loans and conventional mortgage loans was approximately $66,700 and $57,600, respectively, for the year ended December 31, 1995.

     The Company also offers second mortgages. During 1995, second mortgages constituted less than 2% of the total loans originated by the Company. The maximum loan-to-appraised value ratio on second mortgages permitted by the Company is 80% (including the amount of any first mortgage).

     Commencing in 1995, the Company has intensified its offering of home equity or personal loans secured by mortgages up to $40,000. These loans are generally made for debt consolidation, home improvements, refinancing or other personal credit needs. These loans are generally secured by first or second mortgages on single-family residences, are payable within five to ten years and provide for higher interest rates than typical conventional mortgages. During the six months ended June 30, 1996 and the year ended December 31, 1995 the Company originated approximately $38 million and $10 million of such loans, respectively.

     Loan origination activities performed by FFCC include soliciting, completing and processing mortgage loan applications and preparing and organizing the necessary loan documentation. Loan applications are examined for compliance with underwriting criteria and, if all requirements are met, FFCC issues a commitment to the prospective borrower specifying the amount of the loan and the loan origination fees, discount points and closing costs to be paid by the borrower or seller and the date on which the commitment expires.

     FFCC purchases FHA loans and VA loans from Doral Mortgage and other mortgage bankers for resale to institutional investors in the form of GNMA securities. The Company's strategy is to increase its servicing portfolio primarily through internal originations through its branch network. However, in 1994, in order to diversify its sources of loan production, the Company reentered the wholesale mortgage loan market. The amount of loans purchased from third parties was approximately $77 million, $63 million, $1 million, $29 million, and $48 million for the years ended December 31, 1995, 1994, 1993, 1992, and 1991, respectively. All loans purchased consisted of FHA and VA loans.

     In addition to loan originations through its retail branch network and purchases from third parties, the Company originates mortgage loans referred to it by approved mortgage brokers. The mortgage broker receives a fee payable at closing by the borrower for its services. Approximately, $15 million and $10 million of mortgage loans were originated through mortgage brokers for the six-month period ended June 30, 1996 and the year ended December 31, 1995, respectively. Purchases of loans from other mortgage bankers in the wholesale loan market as well as origination of mortgage loans through loan brokers provides the Company with a source of low cost production that allows the Company to efficiently increase the size of its servicing portfolio.

     The following table sets forth the number and dollar amount of the Company's mortgage loan originations for the periods indicated:

                                 SIX MONTHS ENDED
                                     JUNE 30,                        YEAR ENDED DECEMBER 31,
                                -------------------   ------------------------------------------------------
                                  1996       1995       1995       1994        1993        1992       1991
                                --------   --------   --------   --------   ----------   --------   --------
                                        (DOLLARS IN THOUSANDS, EXCEPT AVERAGE INITIAL LOAN BALANCES)
    FHA/VA LOANS:(1)
    Number of Loans...........     2,078      2,052      4,016      7,037        8,364      3,224      2,182
    Volume of Loans...........  $145,378   $130,212   $267,909   $433,748   $  532,654   $207,239   $132,005
    Percent of Total Volume...        38%        58%        48%        57%          37%        30%        37%
    CONVENTIONAL AND OTHER
      LOANS:(2)
    Number of Loans...........     5,068      1,693      5,059      6,285       12,658      7,637      4,856
    Volume of Loans...........  $232,880   $ 93,019   $291,537   $326,698   $  899,794   $486,484   $228,411
    Percent of Total Volume...        62%        42%        52%        43%          63%        70%        63%
    TOTAL LOANS:
    Number of Loans(3)........     7,146      3,745      9,075     13,322       21,022     10,861      7,038
    Volume of Loans(4)........  $378,258   $223,231   $559,446   $760,446   $1,432,448   $693,723   $360,416
    AVERAGE INITIAL LOAN
      BALANCE:
    FHA/VA Loans..............  $ 70,000   $ 63,400   $ 66,700   $ 61,600   $   63,700   $ 64,300   $ 60,500
    Conventional and other
      Loans(2)................  $ 45,900   $ 54,900   $ 57,600   $ 52,000   $   71,100   $ 63,700   $ 47,000
    REFINANCINGS(5)...........        48%        39%        41%        59%          80%        67%        67%

---------------

(1) Excludes loans purchased from third parties.

(2) Includes second mortgage loans and non-conforming loans (conventional loans that do not qualify for inclusion in the guarantee programs sponsored by FNMA or FHLMC).

(3) Includes 961, 421, 834, 898 and 61, of loans funded by Doral Federal pursuant to the Master Loan Production Agreement for the six months ended June 30, 1996 and 1995 and the years ended

     December 31, 1995, 1994 and 1993, respectively. See "-- Other Lending and Investment Activities -- Lending Activities of Doral Federal and Real Estate Owned" herein.

(4) Includes $41.2 million, $20.2 million, $52.3 million, $26.3 million and $4.9 million, principal amount of loans funded by Doral Federal pursuant to the Master Loan Production Agreement for the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. See "-- Other Lending and Investment Activities -- Lending Activities of Doral Federal and Real Estate Owned" herein.
(5) As a percentage of the total dollar volume of loans originated.

     A substantial proportion of the Company's total mortgage loan originations has consistently been comprised of refinancing loans. Demand for refinancing loans has traditionally been high in Puerto Rico because this product is often used as a vehicle for debt consolidation. For the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, refinancing activity represented approximately 48%, 41%, 59% and 80%, respectively, of the Company's total dollar volume of mortgage loans originated. The high level of refinancings during 1993 was principally due to a decline in average mortgage interest rates which stimulated demand for refinancing of existing mortgage loans. The decrease in refinancing activity during 1994 compared to 1993 was due to the rise in interest rates experienced during the second half of 1994. The continued decrease in refinance loans during 1995 reflected the continued weakness in demand for this product following the unusually high refinance activity experienced during 1993. A significant future increase in mortgage interest rates in Puerto Rico could adversely affect the Company's business if it results in a significant decrease in refinancing of first mortgage loans. In recent years, the Company, primarily through its HF Division, has increased relations with realtors and developers in order to increase home purchase loan originations. The Company believes that by increasing its home purchase originations it may offset, in part, the adverse effects that increasing interest rates or lower demand for refinancing loans could have on overall mortgage loan production.

     For the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, non-conforming conventional loans represented approximately 52%, 45%, 28% and 15%, respectively, of the Company's total volume of mortgage loans originated.

     All loan originations, regardless of whether originated through the retail network, obtained through mortgage brokers or purchased from third parties, must be underwritten in accordance with the Company's underwriting criteria, including loan-to-value ratios, borrower income qualifications, debt ratios and credit history, investor requirements, and insurance and property appraisal requirements. The Company's underwriting standards also comply with the relevant guidelines set forth by HUD, VA, FNMA, FHLMC, federal savings and loan regulatory authorities, private mortgage investment conduits and private mortgage insurers, as applicable. The Company's underwriting personnel, while operating out of loan offices, make underwriting decisions independent of the Company's mortgage loan origination personnel. Under the Company's quality control plan, the Company reverifies a portion of the mortgage loans funded each month, to provide reasonable assurance that the Company's underwriting standards have been satisfied. The selection of mortgage loans for reverification is done on a sampling basis to provide quality control coverage for all mortgage loan programs and appraisers. In addition, the Company reconfirms employment status, the source of down payment and other key items.


     Typically, when a mortgage loan is originated through the Company's retail branches, the borrower is required to pay an origination fee to the Company. These fees range from 0% to 6% of the principal amount of the mortgage loan, and are payable at the closing of such loan. The Company may also charge discount points depending upon market conditions and regulatory considerations as well as the Company's objectives concerning mortgage loan origination volume and pricing. The Company incurs certain costs in originating mortgage loans, including overhead, out-of-pocket costs and, in some cases, where the mortgage loans are subject to a purchase commitment from private investors, related commitment fees. The volume and type of mortgage loans and of commitments made by investors vary with competitive and economic conditions, resulting in fluctuations in revenues from mortgage loan originations. Generally Accepted Accounting

Principles ("GAAP") require that general operating expenses incurred in originating mortgage loans be charged to current expense. Direct origination costs and origination income must be deferred and amortized using the interest method, until the repayment or sale of the related mortgage loans.

     Loan Servicing. The Company's principal source of servicing rights is mortgage loan originations and purchases from third parties. When FFCC sells the mortgage loans it has originated or purchased, it generally retains the rights to service such loans and receives the related servicing fees. Loan servicing includes collecting principal and interest and remitting the same to the holders of the mortgage loans or mortgage-backed securities to which such mortgage loan relates, holding escrow funds for the payment of real estate taxes and insurance premiums, contacting delinquent borrowers, supervising foreclosures in the event of unremedied defaults and generally administering the loans. FFCC receives annual loan servicing fees ranging from 0.25% to 0.50% of the declining principal amount of the loans serviced plus any late charges. In general, FFCC's servicing agreements are terminable by the investor for cause.

     Servicing rights represent a contractual right and not a beneficial ownership interest in the underlying mortgage loans. Failure to service the loans in accordance with contract requirements may lead to a termination of the servicing rights and the loss of future servicing fees. There has been no termination of servicing rights by any mortgage loan owners because of the failure by the Company to service in accordance with its contractual obligations.

     At June 30, 1996 and December 31, 1995, approximately $246.7 million and $267.5 million, respectively, or 8% and 10%, respectively, of the Company's total servicing portfolio consisted of mortgage loans securitized by the Company and sold to grantor trusts or other mortgage conduits such as REMICs. The insurance company insuring the senior certificates issued by such grantor trusts and other conduits may terminate the Company's servicing rights if, among other things: (i) the Company becomes ineligible or losses its rights as an approved servicer for GNMA, FNMA or FHLMC; (ii) the number of loans included in the trust which are delinquent 90 days or more (including properties acquired upon foreclosure) exceeds 8% of the aggregate outstanding principal balance of the mortgage loans included in the trust; (iii) realized losses with respect to mortgage loans included in the trust exceeds certain thresholds on an annual basis (1% of the outstanding balance of mortgage loans) and on a cumulative basis over various periods of time (ranging from 0.45% to 4.00% of the original principal balance of loans in the trusts).

     In addition to the foregoing, with respect to all mortgage loans funded by Doral Federal after October 1, 1995, Doral Federal may terminate the Company's servicing rights without cause upon notice to the Company.

     The Company's mortgage loan servicing portfolio is subject to reduction by reason of normal amortization, prepayments and foreclosure of outstanding mortgage loans. Additionally, the Company may sell mortgage loan servicing rights from time to time to other institutions if market conditions are favorable.

     The following table sets forth certain information regarding the total loan servicing portfolio of FFCC for the periods indicated:

                                      SIX MONTHS ENDED
                                          JUNE 30,                               YEAR ENDED DECEMBER 31,
                                   -----------------------    --------------------------------------------------------------
                                      1996         1995          1995         1994         1993         1992         1991
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
    COMPOSITION OF SERVICING
     PORTFOLIO AT PERIOD END:
    FHA and VA Mortgage Loans..... $1,261,438   $  984,343    $1,117,296   $1,062,108   $  955,624   $  851,853   $  858,261
    Conventional and Other
      Mortgage Loans(1)...........  1,669,256    1,556,958     1,550,964    1,581,418    1,420,031      885,571      554,745
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
        Total Servicing
          Portfolio............... $2,930,694   $2,541,301    $2,668,260   $2,643,526   $2,375,655   $1,737,424   $1,413,006
                                    =========    =========     =========    =========    =========    =========    =========
    BEGINNING SERVICING
      PORTFOLIO................... $2,668,260   $2,643,526    $2,643,526   $2,375,655   $1,737,424   $1,413,006   $1,193,067
    ADD:
    Loans Funded and
      Purchased(2)................    423,560      266,797       678,330      823,834    1,433,448      722,723      408,400
    LESS:
    Servicing Sales Transferred... $       --      208,000       310,000      202,000      198,700       53,400       51,460
    Run-off(3)....................    161,126      161,022       343,596      353,963      596,517      344,905      137,001
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
    ENDING SERVICING PORTFOLIO.... $2,930,694   $2,541,301    $2,668,260   $2,643,526   $2,375,655   $1,737,424   $1,413,006
                                    =========    =========     =========    =========    =========    =========    =========
    SELECTED DATA REGARDING
      MORTGAGE LOANS SERVICED:
    Number of Loans...............     59,655       50,513        54,993       52,515       48,272       39,562       34,897
    Weighted Average Interest
      Rate........................       8.41%        8.30%         8.43%        8.21%        8.15%        9.09%       10.06%
    Weighted Average Maturity
      (months)....................        206          185           181          192          226          204          224
    Weighted Average Servicing Fee
      Rate........................      .3843        .3933         .3831        .3945        .4195        .4040        .4242
    DELINQUENT MORTGAGE LOANS AND
      PENDING FORECLOSURES AT
      PERIOD END:(4)
    60-89 days past due...........       1.52%        1.63%         1.78%        1.53%        1.49%        1.39%        2.01%
    90 days or more past due......       2.08%        1.79%         2.22%        1.48%        1.62%        1.55%        2.26%
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
    Total delinquencies...........       3.60%        3.42%         4.00%        3.01%        3.11%        2.94%        4.27%
                                    =========    =========     =========    =========    =========    =========    =========
    Foreclosures Pending..........       1.00%        1.10%         1.04%        1.19%        1.21%        1.44%        1.47%
                                    =========    =========     =========    =========    =========    =========    =========

---------------

(1) Includes $108.8 million, $39.9 million, $73.7 million, $26 million and $4.7 million of loans serviced for Doral Federal for the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively, which represented 3.71%, 1.57%, 2.76%, 0.98% and 0.20% of the total servicing portfolio as of such date.
(2) Loans funded and purchased represent that portion of loans originated or purchased with respect to which the servicing rights were retained by the Company. For 1995 and 1991, there is also included $42.3 million and $49.2 million, respectively, of servicing rights acquired in bulk from third parties.
(3) Run-off refers to regular amortization of loans, prepayments and foreclosures.
(4) Expressed as a percentage of the total number of loans serviced.

     Substantially all of the mortgage loans in the Company's servicing portfolio are secured by single (one-to-four) family residences. Substantially all of FFCC's mortgage servicing portfolio is composed of mortgages secured by real estate in Puerto Rico. At June 30, 1996 and December 31, 1995, less than 2% of the Company's mortgage servicing portfolio related to mortgages secured by real property outside Puerto Rico (all of which were secured by real property located in the State of Florida).

     The amount of principal prepayments on mortgage loans serviced by the Company was $103 million for the first six months of 1996 and $160 million, $281 million and $537 million for the years ended December 31, 1995, 1994 and 1993, respectively. This represented approximately 7%, 6%, 11% and 26% of the aggregate principal amount of mortgage loans serviced during such periods and the average size of the loans prepaid were $37,900, $37,800, $41,800 and $54,600, respectively. Principal prepayments declined during 1995 and 1994 as a result of decreased refinancing activity following the refinance boom of 1993. The primary means used by the Company to reduce the sensitivity of its servicing fee income to changes in interest and prepayment rates is the development of a strong internal origination capability that has allowed the Company to continue to increase the size of its servicing portfolio even in times of high prepayments.

     Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and certain other investors, require FFCC to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. During the first six months of 1996 and the year ended December 31, 1995, the monthly average amount of funds advanced by FFCC under such servicing agreements was approximately $5.9 million and $4.7 million, respectively. Funds advanced by FFCC pursuant to these arrangements are generally recovered by FFCC within 30 days.

     The degree of risk associated with a mortgage loan servicing portfolio is largely dependent on the extent to which the servicing portfolio is non-recourse or recourse. In non-recourse servicing, the principal credit risk to the servicer is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or FHLMC or with an insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the then outstanding principal balance and accrued interest of such mortgage loan and the cost of holding and disposing of such underlying property. At June 30, 1996 and December 31, 1995 and 1994, the Company was servicing mortgage loans with an aggregate principal amount of $73 million, $85 million and $112 million, respectively, on a recourse basis. During the last five years, losses incurred due to recourse servicing have not been material.

     In the ordinary course of business, the Company makes certain representations and warranties to purchasers and insurers of mortgage loans and to the purchasers of servicing rights. In connection with any purchases by the Company of servicing rights, the Company is also exposed to liability as a successor to third party originators' representations and warranties. If a loan defaults and there has been a breach of representations and warranties, the Company may become liable for the unpaid principal and interest on defaulted loans. In such a case, the Company may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. During 1995, 1994 and the six months ended June 30, 1996, the impact of loans repurchased as a result of borrower misrepresentations was not material.

     FFCC's servicing rights provide a significant continuing source of income for FFCC. There is a market in Puerto Rico for servicing rights, which are generally valued in relation to the present value of the expected income stream generated by the servicing rights. Among the factors which influence the value of a servicing portfolio are servicing fee rates, loan balances, loan types, loan interest rates, expected average life of underlying loans (which may be reduced through foreclosure or prepayment), the value of escrow balances, delinquency and foreclosure experience, servicing costs, servicing termination rights of permanent investors, and any recourse provisions. During the years ended December 31, 1995, 1994 and 1993, FFCC sold servicing rights on $310 million, $202 million, and $199 million, respectively, of mortgage loans. No such sales were made during the first six months of 1996. While the Company's general strategy is to increase the size of its servicing portfolio by retaining the servicing rights related to the mortgage loans it originates and purchases, FFCC may from time to time sell additional portions of its servicing portfolio when market conditions are favorable.

     The market value of, and earnings from, the Company's mortgage loan servicing portfolio may be adversely affected if mortgage interest rates decline and mortgage loan prepayments increase. In a period of declining interest rates and accelerated prepayments, servicing income generated from the Company's mortgage loan servicing portfolio may also decline through increased amortization and the recognition of impairment of servicing rights. Conversely, as mortgage interest rates increase, the market value of the Company's mortgage loan servicing portfolio may be positively affected. Increases in the rate of delinquencies and foreclosures on mortgage loans tend to increase the costs associated with administering mortgage loans.

     HRU, Inc. provides mailing and electronic data processing services for FFCC's mortgage servicing and earns fees from FFCC based on the volume of mortgage loans serviced. Such fees are determined at fair market value and amounted to approximately $421,000, $860,000, $726,000 and $617,000 for the six months ended June 30, 1996 and for the years ended December 31, 1995, 1994 and 1993, respectively. FFCC owns 33% of HRU, Inc.

     Foreclosure Experience and Real Estate Owned. While delinquency rates in Puerto Rico are generally higher than in the mainland United States, these rates are not necessarily indicative of future foreclosure rates or losses on foreclosures. Moreover, because substantially all the mortgage loans in its servicing portfolio are serviced on a non-recourse basis, foreclosure losses in connection with the Company's Mortgage Banking Business are generally the responsibility of the investors or insurer and not of the Company. Real estate owned as a result of foreclosures ("REO") related to the Company's Mortgage Banking Business arises primarily through foreclosure on mortgage loans repurchased from investors either because of breach of representations or warranties or pursuant to recourse arrangements. As of June 30, 1996 and December 31, 1995 and 1994, FFCC held REO with a book value of approximately $2.3 million, $2.1 million and $2.1 million, respectively. Sales of REO resulted in net losses to FFCC of approximately $117,000 for the six months ended June 30, 1996 and $145,000, $473,000 and $1.05 million for the years ended December 31, 1995, 1994 and 1993, respectively. There is no liquid secondary market for the sale of the Company's REO.

     In addition to the REO held by the Company, a real estate partnership, in which the Company owns a 15% interest and in which members of management are investors, held REO with a book value of approximately $1.8 million as of June 30, 1996. The REO was part of $4.7 million of REO that was sold by the Company to the partnership in December 1990. Of the $4.7 million purchase price, $600,000 was paid in cash and $4.1 million was paid in notes of the partnership. The Company sold $2.8 million of such notes to a financial institution with recourse to the Company. As of June 30, 1996, the unpaid balance of the notes held by the Company and the notes sold with recourse was $756,000 and $1.2 million, respectively.

     With respect to mortgage loans securitized through GNMA programs, the Company is fully insured as to principal by the FHA against foreclosure loss, while the VA guarantee is subject to a limitation which is generally equal to 25% to 50% of the principal amount of the loan, up to a maximum ranging from $22,500 to $50,750, depending upon the amount of the loan. As a result of these programs, foreclosure on these loans had generated no loss of principal as of June 30, 1996. FFCC, however, incurs about $2,200 per loan foreclosed in interest and legal charges during the time between payment by FFCC and FHA or VA reimbursement. For the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993 total expenses related to FHA or VA loans foreclosed amounted to $30,000, $75,000, $464,000, and $158,000, respectively. Although FNMA and FHLMC are obligated to reimburse the Company for principal and interest payments advanced by the Company as a servicer (except for recourse servicing), the funding of delinquent payments or the exercise of foreclosure rights involves costs to the Company which may not be recovered. Such nonrecovered expenses have been immaterial to date.

     Any significant adverse economic developments in Puerto Rico, FFCC's primary service area, could result in an increase in defaults or delinquencies on mortgage loans that are serviced by FFCC or held by FFCC pending sale in the secondary mortgage market, thereby reducing the resale value of such mortgage loans and increasing the costs of administering loans.

     Sale of Loans; Issuance of Mortgage-Backed Securities. FFCC customarily sells most of the loans that it originates, except for those originated by Doral Federal, which are generally held until maturity, utilizing different sales channels described below. FFCC issues GNMA-guaranteed mortgage-backed securities, which involve the packaging of FHA loans or VA loans into pools of $1 million or more ($2.5 million to $5 million for serial notes) for sale primarily to broker-dealers in Puerto Rico. During the six months ended June 30, 1996 and the year ended December 31, 1995, FFCC issued approximately $186 million and $366 million, respectively, in GNMA-guaranteed mortgage-backed securities.

     Certain GNMA-guaranteed mortgage-backed securities sold by FFCC are in the form of GNMA serial notes. GNMA serial notes are sold in pools of $2.5 million to $5 million. Such pools are composed solely of FHA loans or VA loans originated in Puerto Rico. GNMA securities issued under the serial note program are structured into packages consisting of notes of different yields and maturities, which range from 1 to 30 years and have an average maturity of 12 years, taking into account historical experience with prepayments of the underlying mortgages. The rates on the serial notes or GNMA pools must be 1/2 of 1% less than the rates on the mortgages comprising the pool. Upon completion of the necessary processing, the GNMA-guaranteed mortgage-backed securities are offered to the public through securities broker-dealers. During six months ended June 30, 1996 and the year ended December 31, 1995, FFCC issued GNMA serial notes totalling approximately $153 million and $284 million, respectively.

     With respect to loans securitized through GNMA programs, the Company is insured against foreclosure losses by HUD with respect to FHA loans or partially guaranteed against foreclosure loss by the VA (at present, generally 25% to 50% of the loan, up to a maximum amount ranging from $22,500 to $50,750, depending upon the amount of the loan). According to the applicable VA guidelines, the maximum amount of a VA loan originated in Puerto Rico is presently $203,000. According to applicable FHA guidelines, the maximum amount of a FHA loan ranges from $78,660 to $152,000, depending on the municipality where the mortgaged property is located.

     Conforming conventional loans originated or purchased by FFCC are either sold directly to FNMA, FHLMC or private investors for cash or are grouped into pools of $1 million or more in aggregate principal balance and exchanged for FNMA or FHLMC-issued mortgage-backed securities, which FFCC sells to securities broker-dealers. In connection with any such exchanges, the Company pays guarantee fees to FNMA and FHLMC. The issuance of mortgage-backed securities provides FFCC with flexibility in selling the mortgage loans that it originates or purchases and also provides income by increasing the value and marketability of such loans.

     Mortgage loans that do not conform to GNMA, FNMA or FHLMC requirements (so-called non-conforming loans) are sold to financial institutions or other private investors or are securitized into "private label" mortgage-backed securities through grantor trusts or other mortgage conduits that either are organized by the Company or third parties and sold through broker-dealers. Each issue of mortgage-backed securities normally consists of several classes of senior, subordinate and residual certificates. The residual certificates evidence a right to receive payments on the mortgage loans after payment of all required amounts on the senior and subordinate certificates are made. To date, credit enhancement, in the form of an insurance policy and subordination, has generally been used to increase the credit rating of the senior certificates and thereby improve their marketability. During the six months ended June 30, 1996 and the year ended December 31, 1995, the Company securitized approximately $37 million and $75 million, respectively, aggregate principal amount of non-conforming mortgage loans. Financial Security Assurance, Inc. ("FSA") insured approximately $35 million and $70 million of senior certificates issued in connection with such securitization transactions during the six months ended June 30, 1996 and the year ended December 31, 1995, respectively. Subject to market conditions, the Company contemplates entering into similar securitization transactions in the future. As part of its arrangement with FSA, the Company has agreed to retain and pledge to FSA the residual certificates issued by the respective trusts. The Company also generally retains the subordinate certificates issued in such transactions. As of June 30, 1996 and December 31, 1995, the Company held approximately $13.4 million and $13.1 million, respectively, in subordinate certificates and $9.1 million and $8.8 million, respectively, in residual certificates issued in securitization transactions involving the Company. Currently a liquid secondary market for subordinate or residual certificates does not exist in Puerto Rico. The value of residual certificates represents the present value of expected future distributions on such certificates over the life of the trusts and is subject to substantial fluctuations as a result of changes in prevailing interest rates. In October 1995, the Company entered into a one-year credit facility with a local financial institution to finance its portfolio of subordinate certificates. As of June 30, 1996, the outstanding principal amount of such financing was approximately $13.2 million and bore interest at an average rate of 8.36% per annum.

     The relative emphasis on the origination of FHLMC and FNMA conforming loans versus FHA and VA loans and non-conforming loans is dependent on market conditions, the relative pricing and return on origination of the different types of mortgage loans and the maximum loans amounts for the various types of loans.

     While the Company's exchanges of mortgage loans into agency securities and sales of mortgage loans are generally made on a non-recourse basis, the Company also engages in the sale or exchange of mortgage loans on a recourse basis. In the past, recourse sales often involved sale of non-conforming loans to local financial institutions. Recourse sales have decreased in recent years, in part due the securitization of non-conforming loans into private label mortgage-backed securities and increased sales channels that allow the Company to sell non-conforming loans to investors on a non-recourse basis. The Company estimates the fair value of the retained recourse obligation at the time mortgage loans are sold. The Company has not provided a reserve or allowance for losses in the Company's financial statements for these recourse obligations because the Company has historically been successful in reselling repurchased loans for at least their carrying costs. Accordingly, as of June 30, 1996, the Company did not deem it necessary to establish reserves for possible losses related to recourse obligations. At June 30, 1996 and December 31, 1995, the Company had loans in its servicing portfolio with provisions for recourse in the principal amount of approximately $73 million and $85 million, respectively, as compared to $112 million as of December 31, 1994. Of these recourse loans, approximately $15 million and $16 million, respectively, in principal amount consisted of loans sold to FNMA and FHLMC into securities of such agencies, and approximately $58 million and $69 million principal amount, respectively, consisted of non-conforming loans sold to other private investors. At June 30, 1996 existing commitments to sell loans to FHLMC aggregated $15 million and were on a non-recourse basis.

     In addition to the sale of the "private label" mortgage-backed securities referred to above, the Company has, from time to time, sold mortgage-backed securities in bulk to local broker-dealers or financial institutions. These mortgage-backed securities are normally converted into collateralized mortgage obligations by the purchasers and sold in the local Puerto Rico market.

     From time to time, the Company may sell mortgage-backed securities subject to put arrangements. Pursuant to these arrangements, the Company grants the purchaser of the mortgage-backed securities a put option that grants the buyer the right to sell, and obligates the Company to buy, the securities at a future date at a negotiated price. Sales of securities with puts are accounted for as sales or borrowings based on an assessment of the probability that the put option will be exercised. If, on the transaction date, the Company determines that it is probable that the put option will not be exercised, the transaction is accounted for as a sale. Conversely, if it is determined that it is probable that the put option will be exercised, the transaction will be accounted for as a secured borrowing. As of June 30, 1996, the Company had outstanding $89.4 million in mortgage-backed securities sold subject to put arrangements, which expire in varying amounts from January 1997 through April 1999, all of which were accounted for as sales.

     Market Interest Rates and Net Interest Income. A greater proportion of the Company's net income has generally been composed of net interest income than is typical of mortgage banking institutions in the mainland United States. This is primarily due to the fact that the Company has traditionally held mortgage loans and mortgage-backed securities, particularly GNMA certificates, for longer periods prior to sale than mortgage banking institutions generally do. For the six months ended June 30, 1996 and the year ended December 31, 1995, the Company held mortgage loans (including mortgage-backed securities) prior to sale for an average period of 267 days and 352 days, respectively, as compared to 212 days for the year ended December 31, 1994. The increase in the number of days mortgage loans and mortgage-backed securities were held during 1995 was primarily due to the decision of the Company to hold tax exempt FHA and VA mortgages and GNMA securities, for longer periods prior to sale, to maximize tax exempt net interest income produced by these instruments.

     Puerto Rico regulatory requirements and the operation of the GNMA serial note program in Puerto Rico also tend to increase the period during which mortgage loans are held prior to sale. In order to be able to fund the origination of mortgage loans with tax-advantaged 936 Funds (see "Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" below), mortgages qualifying for favorable tax treatment must be segregated and separately funded from non-qualifying mortgages. This requirement, together with the fact that the GNMA serial note pools consist of a minimum of $2.5 million principal amount of mortgage loans as compared to $1 million for other GNMA programs, obligates the Company to hold mortgage loans and mortgage-backed securities for longer periods prior to sale in order to assemble such pools.

     Changes in prevailing market interest rates between the time FFCC funds a mortgage loan and the time the mortgage loan or mortgage-backed security is sold to permanent investors could reduce FFCC's net interest income on mortgage loans held prior to sale and gains from the sale of loans, thereby reducing FFCC's net income. FFCC attempts to manage these risks by securing commitments for future delivery or engaging in managed hedging transactions such as those described under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Assets and Liabilities" herein.

     Interest Rate Management. The Company's Mortgage Banking Business is subject to the risk that future changes in interest rates may adversely affect the value of the Company's portfolio of mortgage loans and mortgage-backed securities. Interest rate fluctuations may also adversely affect net interest income. FFCC attempts to minimize these risks through the use of forward commitments and other hedging techniques. For a more detailed discussion of such risks and the techniques used by the Company to attempt to mitigate such risks see "MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Assets and Liabilities" herein.

     Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment. In general, the Puerto Rico market for mortgage-backed securities is an extension of the United States market with respect to pricing, rating of the investment instruments, and other matters. However, the Puerto Rico secondary mortgage market has historically benefitted from certain incentives provided by United States and Puerto Rico tax laws. Section 936, which has provided certain of these incentives, was repealed on August 20, 1996, subject to a ten-year grandfather period, as discussed below.


     Under the Industrial Incentives Acts, certain investment income earned by qualified manufacturing entities or service enterprises ("Exempt Companies") is exempt from Puerto Rico income tax. The Industrial Incentive Acts also encourage investment in Puerto Rico by allowing Exempt Companies to reduce the otherwise applicable 10% tax (the "Tollgate Tax") on distributions to shareholders by investing their exempt industrial development income ("IDI") in Puerto Rico for fixed periods of time, generally from five years to ten years. Investment income that qualifies for this exemption includes interest on certain mortgage loans and interest on funds of Exempt Companies ("936 Funds") placed with eligible institutions in Puerto Rico (primarily savings and loan associations, commercial banks and registered broker-dealers), provided such funds are invested in certain "eligible activities" as defined in regulations promulgated by the Office of the Commissioner, including certain mortgage loans and mortgage-backed securities and warehousing loans to finance the origination of mortgage loans.


     Most Exempt Companies are United States corporations which operate in Puerto Rico under Section 936. Corporations that meet certain requirements and elect the benefits of Section 936 ("Section 936 Corporations") are entitled to credit against their United States corporate income tax a portion of such tax attributable to (i) income derived from the active conduct of a trade or business within Puerto Rico or from the sale or exchange of substantially all assets used in the active conduct of such trade or business ("Active Business Income") and (ii) qualified possession source investment income ("QPSII"). QPSII includes interest derived from mortgage loans secured by real property located in Puerto Rico and mortgage-backed securities consisting of such mortgage loans as well as interest on deposits with financial institutions which in turn use such funds to finance the origination of certain qualifying eligible activities that include mortgage loans and other qualifying assets. The credit provided by QPSII has favorably affected FFCC's net interest income by helping create a pool of lower-cost funds that FFCC can access through financial intermediaries such as banks and broker-dealers and use to fund mortgage loans and mortgage-backed securities pending sale. The credit provided for QPSII also tends to increase the demand for Puerto Rico mortgage loans and mortgage-backed securities by providing incentives for 936 Corporations and financial intermediaries to invest in certain mortgage loans and mortgage backed securities originated in Puerto Rico.

     The Omnibus Budget Reconciliation Act of 1993 amended various provisions of
Section 936. The amendments (the "OBRA Amendments"), which are generally effective for taxable years beginning after December 31, 1993, permit a taxpayer to compute the tax credit available under Section 936 (the "936 Credit") as under prior law but limit the amount of credit allowed with respect to Active Business Income under one of two alternatives to be selected at the option of the taxpayer. Under the first alternative, the limit is equal to a fixed percentage of the amount of tax credit allowable under prior law (the "Fixed Percentage Method"). This fixed percentage commenced at 60% for taxable years beginning in 1994 and is reduced by 5% per year until 1998. For taxable years beginning in 1998, such percentage would be 40%. Under the second alternative (the "Economic Activity Method"), which is based on the amount of economic activity conducted by the taxpayer in Puerto Rico, the credit may not exceed the sum of the following three components: (i) 60% of the qualified possession wages and the allocable fringe benefits paid by the taxpayer, (ii) applicable percentages of certain depreciation deductions claimed for regular tax purposes by the taxpayer with respect to qualified tangible property and (iii) a portion of the possession income taxes paid by the taxpayer except where the taxpayer uses the profit-split method for determining its income. The OBRA Amendments did not limit the 100% credit available under
Section 936 for QPSII.

     On August 20, 1996, the Small Business Job Protection Act, which provides for the repeal of Section 936, was signed into law. 936 Corporations that were engaged in the active conduct of trade or business on October 13, 1995 and that qualified for and elected the benefits of Section 936 for the corporation's taxable year which includes such date will have the benefit of a ten-year grandfather rule. Under the grandfather rule, the amount of Active Business Income eligible for the 936 Credit will be subject to certain caps that will vary depending upon whether the 936 Corporation computed its 936 Credit under the Economic Activity Method or under the Fixed Percentage Method. The credit available for QPSII will not be subject to the grandfather rule and will be eliminated with respect to amounts received or accrued for taxable years commencing after December 31, 1995 but no earlier than July 1, 1996.

     While the final impact of the repeal of Section 936 cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico, the Company's predominant service area, by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to an increase in mortgage delinquencies and a reduction in the level of residential construction and demand for mortgage loans. The elimination of Section 936, particularly the elimination of the credit for QPSII, could also lead to a decrease in the amount of 936 Funds invested in Puerto Rico financial assets by 936 Corporations, thereby increasing funding costs and decreasing liquidity in the Puerto Rico financial market. The magnitude of the impact of any such changes on the Company's profitability or financial condition cannot be determined at this time. Management believes that the principal impact of the loss of 936 Funds will be a moderate increase in the Company's funding costs. The Company has taken steps to attempt to reduce the impact of any such adverse changes by diversifying its sources of funding and identifying additional investors for its mortgage products. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources." During recent periods, the disparity between the cost of 936 Funds and other sources of funding, such as the Euro-dollar market, has decreased, thereby possibly reducing the adverse effect that the loss of such funding may have on the profitability of the Company. In addition, any adverse effect in liquidity should be ameliorated by the fact that during 1994, 1995 and the first six months of 1996, 936 Corporations have not been active investors in mortgage-backed securities.

     In addition to the foregoing incentives, interest derived from FHA loans or VA loans secured by real property in Puerto Rico originated after June 30, 1983, and, under certain circumstances, on or before February 15, 1973, and from GNMA certificates consisting of such mortgages, is exempt from Puerto Rico income tax. FHA and VA mortgage loans are also exempt from Puerto Rico gift and estate taxes. Individuals who are bona fide residents of Puerto Rico are also not subject to United States federal income tax on income from Puerto Rico sources, including interest income derived from mortgage loans originated in Puerto Rico whose mortgagors are residents of Puerto Rico. The exemption for interest earned on FHA loans, VA loans and GNMA certificates tends to increase the demand for these products and the price the Company may obtain upon their sale. From time to time, the government of Puerto Rico has examined whether the existing tax exemption for FHA and VA loans and GNMA securities should be modified or repealed. There can be no assurance that the tax exempt treatment of interest on FHA and VA loans will not be reviewed or modified in the future.

     Any change in Puerto Rico's political status could result in the elimination or modification of these tax benefits described above. See "THE COMMONWEALTH OF PUERTO RICO -- Relationship of Puerto

Rico with the United States" for a description of legislation introduced into the House of Representatives regarding the holding of a referendum on the political status of Puerto Rico.

OTHER LENDING AND INVESTMENT ACTIVITIES

     Lending Activities of Doral Federal and Real Estate Owned. The Company, through Doral Federal, originates for investment mortgage loans secured by residential real estate, including personal loans up to $40,000 secured by first or second mortgages. To a lesser extent, Doral Federal also originates development and construction loans and loans secured by commercial real estate. Prior to being acquired by the Company in September 1993, Doral Federal also engaged in unsecured consumer and commercial lending and finance leases. Doral Federal is considering beginning to offer such products again on a limited basis.

     At June 30, 1996, December 31, 1995 and 1994, loans held for investment which were originated as part of the Company's other lending activities through Doral Federal, totaled $86.7 million, $51.4 million and $34.8 million, respectively, and 97%, 72% and 85%, respectively, of such loans were secured by mortgages on owner-occupied single-family residences. While Doral Federal has nationwide lending authority as a federal savings association, substantially all of its loans are secured by real property located in Puerto Rico. At June 30, 1996 and December 31, 1995, 98% and 99%, respectively, of the mortgage loans held for investment by Doral Federal were secured by property located in Puerto Rico. At June 30, 1996, the largest loan held for investment by Doral Federal was $645,000 and the maximum aggregate amount of loans that Doral Federal could make to a single borrower under OTS regulations was $2.6 million. The Company anticipates continued growth in Doral Federal's portfolio of loans held for investment.

     In addition to its portfolio of loans held for investment, Doral Federal maintains a portfolio of mortgage loans held for sale consisting entirely of first mortgage loans secured by residential properties. As of June 30, 1996 and December 31, 1995, Doral Federal held mortgage loans available for sale of $30.0 million and $31.7 million, respectively. Such mortgage loans are recorded in the financial statements of the Company at the lower of cost or market value.

     In connection with FFCC's acquisition of Doral Federal, Doral Federal entered into a Master Loan Production Agreement with the Company whereby the Company agreed to help the thrift meet its stated production goals by, among other things, (1) advertising, promoting and marketing to the general public,
(2) interviewing prospective borrowers and initial processing of loan applications, consistent with Doral Federal's underwriting guidelines, and (3) providing personnel and facilities with respect to the execution of loan agreements. In the future, Doral Federal may determine to engage in direct mortgage loan originations through its branch network.

     For mortgage loans originated prior to October 1, 1995, Doral Federal had in effect a Master Purchase, Servicing and Collection Agreement (the "Master Purchase Agreement") with the Company providing for the sale by Doral Federal to the Company of the servicing rights to all first and second mortgage loans secured by residential properties, all loans secured by commercial real estate, all commercial business loans, consumer and any other loans secured by mortgages and forming a part of Doral Federal's loan portfolio (the "Doral Federal Loans"). The Master Purchase Agreement further provides that the Company, exclusively, will service the Doral Federal Loans according to a fee schedule contained in the Master Purchase Agreement. The fee schedule provides that the purchase price of the servicing rights with respect to the Doral Federal Loans is a percentage of the outstanding principal amount of such Doral Federal Loans.

     For Doral Federal Loans originated after October 1, 1995, the Master Purchase Agreement was substituted with a Master Servicing and Collection Agreement (the "Master Servicing Agreement") whereby Doral Federal will contractually agree to service all Doral Federal Loans originated after the date of the Master Servicing Agreement. Under the Master Servicing Agreement, FFCC will not, however, purchase the intangible right to service such Doral Federal Loans. The Company is entitled to receive a servicing fee equal to 50 basis points of the outstanding principal amount of the Doral Federal Loans being serviced. Doral Federal retains the right to terminate the Company's servicing rights, without cause, upon notice to the Company.

     The following table set forth certain information regarding the Company's loans held for investment as part of its other lending activities through Doral Federal as of the dates indicated:

                                    JUNE 30,   PERCENT    DECEMBER 31,   PERCENT    DECEMBER 31,   PERCENT
                                      1996     OF TOTAL       1995       OF TOTAL       1994       OF TOTAL
                                    --------   --------   ------------   --------   ------------   --------
                                                            (DOLLARS IN THOUSANDS)
    Construction loans............  $  2,694        3%      $  2,637          5%      $  1,061          3%
    Residential mortgage loans....    50,183       57         29,481         57         23,293         66
    Commercial real estate........    13,742       16          9,205         18          2,044          6
    Consumer -- Secured by
      mortgage....................    17,806       20          7,362         14          6,283         18
    Consumer -- other.............       523        1            324         (1)         1,009          3
    Other(2):.....................     2,892        3          2,971         13          1,560          4
                                    --------      ---     ------------      ---     ------------      ---
      Gross loans(3)(4)...........    87,840      100%        51,980        100%        35,250        100%
                                    --------              ------------              ------------
    Less:
      Unearned interest and
         deferred loan fees.......      (648)                   (383)                      (13)
      Allowance for loan losses...      (506)                   (242)                     (428)
                                    --------              ------------              ------------
                                      (1,154)                   (625)                     (441)
                                    --------              ------------              ------------
      Loans receivable, Net(5)....  $ 86,686                $ 51,355                  $ 34,809
                                     =======              ==========                ==========

---------------

(1) Less than one percent.
(2) Includes commercial loans, loans on savings deposits, leases and loans secured with land.
(3) Sum of the columns may not add up to the totals due to rounding.
(4) Excludes residential mortgage loans held for sale by Doral Federal of $30.0 million and $31.7 million as of June 30, 1996 and December 31, 1995, respectively.
(5) Net of deferred loan fees resulting from the sale of servicing rights to affiliates which are eliminated in the preparation of the Company's Consolidated Financial Statements.

     Doral Federal originates adjustable and fixed interest rate loans. However, given traditional consumer preferences in Puerto Rico for fixed rate mortgage loans, Doral Federal's principal product, the Company does not anticipate significant growth in adjustable rate mortgages. At June 30, 1996 and December 31, 1995 approximately 4% and 7%, respectively, of Doral Federal's loans held for investment were adjustable rate loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to the prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Federal pays on the short-term deposits that have primarily funded these loans.

     The following information indicates as of June 30, 1996, with respect to the Company's loans held for investment through Doral Federal, the time periods during which fixed rates loans mature and adjustable rate loans reprice:

                 FIXED RATE LOANS                           ADJUSTABLE RATE LOANS
    ------------------------------------------    -----------------------------------------
                                        BOOK            TERM OF DATE OF               BOOK
         TERM TO MATURITY               VALUE           RATE ADJUSTMENT              VALUE
    ---------------------------        -------    ---------------------------        ------
                                    (DOLLARS IN THOUSANDS)
         1 month - 1 year              $ 1,306         1 month - 1 year              $1,971
         1 year - 3 years                3,060          Non-performing                   --
         3 years - 5 years                 284                                       ------
        5 years - 10 years              27,431                                       $1,971
        10 years - 20 years             14,911                                       ======
           Over 20 years                37,964
          Non-performing                   913
                                       -------
                                       $85,869
                                       =======



     Nonperforming Assets and Allowance for Loan Losses. Nonperforming assets ("NPAs") consist of loans on a non-accrual basis and other real estate owned. Doral Federal's policy is to place all loans 90 days or more past due on non-accrual basis, at which point a reserve for all unpaid interest previously accrued is established. Interest income is recognized when the borrower makes a payment, and the loan will return to an accrual basis when it is no longer 90 or more days delinquent and collectability is reasonably assured. Mortgage loans held for sale as part of the Company's Mortgage Banking Business are normally only placed on a non-accrual basis upon commencement of foreclosure proceedings (which normally occurs within six to eight months following default). For the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, the Company would have recognized $167,000, $211,000 and $287,000, respectively, in additional interest income had all delinquent loans owned by the Company been accounted for on an accrual basis. See "-- Regulation -- Savings and Loan Operations -- Doral Federal -- Classification of Assets" for additional information regarding classified assets of Doral Federal.

     The following table sets forth information with respect to the Company's non-accrual loans, REO and other nonperforming assets as of June 30, 1996 and December 31, 1995 and 1994.

                                                                               DECEMBER 31,
                                                             JUNE 30,        -----------------
                                                               1996           1995       1994
                                                           -------------     ------     ------
                                                                 (DOLLARS IN THOUSANDS)
    Mortgage Banking Business(1):
      Non-accrual loans(2)...............................     $ 1,250        $1,250     $4,260
      Other real estate owned............................       2,251         2,085      2,029
      Other nonperforming assets(3)......................         892           893        448
    Other Lending Activities through Doral Federal(4):
      Non-accrual loans..................................         913           949        459
      Other real estate owned............................          --            --         87
      Total NPAs as a percentage of loans receivable, net
         and other real estate owned.....................         1.1%          1.8%       1.6%
      Ratio of allowance for loan receivables to
         nonperforming loans.............................       55.42%        25.50%     93.25%

---------------

(1) Includes mortgage loans held for sale and real estate owned related to the Company's Mortgage Banking Business. Consists primarily of construction and commercial loans.
(2) Of the amounts shown $1.25 million, $1.25 million and $2.9 million represented loans that were required to be repurchased by a non-affiliated Puerto Rico government institution at par on a non-recourse basis as of June 30, 1996 and December 31, 1995 and 1994, respectively.
(3) This amount refers to a mortgage loan to a real estate partnership to which the Company previously sold REO. This loan is included in "Mortgage-backed securities and investments held to maturity" in the Company's financial statements. See "-- Mortgage Banking Business -- Foreclosure Experience and Real Estate Owned."
(4) Includes mortgage loans and REO of Doral Federal.

     The Mortgage Banking Business' other real estate owned arises primarily through foreclosure on mortgage loans repurchased from investors, either because of breach of representations or warranties or pursuant to recourse arrangements. The Company believes that the value of the REO reflected on its financial statements represent a reasonable estimate of the properties' fair value, net of cost of sales. During the past five years, the impact of loans repurchased as the result of breach of representations or warranties or pursuant to recourse arrangements has not been material.

     The provision for loan losses relating to loans held by Doral Federal was $506,000 as of June 30, 1996 as compared to $242,000 as of December 31, 1995. The increase in the allowance was primarily the result of the increase in the size of the loan portfolio and an increase in the amount of home equity and consumer loans secured by mortgages for which Doral Federal provides a higher allowance.

     The percentage of the allowance for loan losses to nonperforming loans held for investment will not remain constant due to the nature of Doral Federal's portfolio of mortgage loans, which are primarily collateralized by real estate. The collateral for each nonperforming mortgage loan is analyzed by Doral Federal to determine potential loss exposure, and in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an on-going basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary. The following table summarizes certain information regarding the Company's allowance for loan losses related to loans held for investment by Doral Federal and losses on other real estate owned for both Doral Federal and the Mortgage Banking Business for the periods indicated.

                                                         SIX MONTHS
                                                            ENDED           YEAR ENDED
                                                          JUNE 30,          DECEMBER 31,
                                                        -------------   --------------------
                                                        1996    1995    1995    1994    1993
                                                        -----   -----   -----   -----   ----
                                                               (DOLLARS IN THOUSANDS)
    REAL ESTATE HELD FOR SALE:
    Balance at beginning of period....................  $ 356   $ 356   $ 356   $ 525   $400
    Provision for losses..............................    117      --      --      --    100
    Losses charged to the allowance...................   (117)     --      --    (169)    --
    Other.............................................     --      --      --      --     25
                                                        -----   -----   -----   -----   ----
    Balance at end of period..........................  $ 356   $ 356   $ 356   $ 356   $525
                                                        =====   =====   =====   =====   ====
    ALLOWANCE FOR LOAN RECEIVABLES(1):
    Balance at beginning of period....................  $ 242   $ 428   $ 428   $ 234   $516
    Provision for loan losses.........................    270      70     110     168     23
    Recoveries........................................      2       5       7      26     --
    Losses charged to the allowance...................     (8)   (192)   (303)     --   (305)
                                                        -----   -----   -----   -----   ----
    Balance at end of period..........................  $ 506   $ 311   $ 242   $ 428   $234
                                                        =====   =====   =====   =====   ====

---------------

(1) Relates to loans held for investment by Doral Federal, which the Company acquired in September 1993.

     Other Investment Activities. As a result of the Company's mortgage securitization activities, the Company maintains a substantial portfolio of mortgage-backed securities held for trading. At June 30, 1996, the Company held mortgage-backed securities held for trading with a fair value of $389.1 million, approximately $355.5 million of which consisted of GNMA and other tax-exempt mortgage-backed securities. These tax-exempt securities are generally held by the Company for longer periods prior to sale in order to maximize the tax-exempt interest received thereon.

     As of June 30, 1996, the Company also held approximately $112.6 million of securities and other investments which are classified as held to maturity because the Company had the intent and ability to hold these securities until maturity. Of this amount, approximately $52.6 million were held by Doral Federal. The $59.1 million in securities classified as held to maturity included as part of the Company's Mortgage Banking Business consist of tax exempt GNMA-backed collateralized mortgage obligations. The holding of these securities until maturity is consistent with the Company's strategy to maximize tax exempt interest income. The Company does not believe that the holding of these securities will have an adverse effect on the liquidity of the Company because it believes that it will be able to obtain continuous financing for these securities under its existing credit facilities or pursuant to deposits, in the case of securities owned by Doral Federal.

     The following table provides certain information regarding the composition of the Company's mortgage-backed securities and other investments held to maturity as of the dates indicated below.

                                                                       DECEMBER 31,
                                                      ----------------------------------------------
                                 JUNE 30, 1996                1995                     1994
                             ----------------------   ---------------------   ----------------------
                             AMORTIZED       FAIR     AMORTIZED      FAIR     AMORTIZED       FAIR
                               COST         VALUE       COST         VALUE      COST          VALUE
                             ---------     --------   ---------     -------   ---------      -------
                                                     (DOLLARS IN THOUSANDS)
    MORTGAGE-BACKED
      SECURITIES:
      CMO certificates of
         non-affiliated
         issuers...........  $  59,138(1)  $ 59,195    $59,248(1)   $59,521    $42,052(1)    $42,175
      GNMA.................     21,618       21,720     10,745       10,919
      FHLMC................         --           --                              4,600         4,470
      FNMA.................         --           --                              7,748         7,310
    DEBT SECURITIES:
      Federal Home Loan
         Bank Notes........     23,984       23,984      4,999        4,995      9,972         9,712
      U.S. Treasury Notes
         and Bills.........      7,005        6,987      2,061        2,065      1,984         1,949
    OTHER INVESTMENTS:
      Mortgage notes
         receivables.......        892          892        892          892        448           448
                              --------     --------    -------      -------    -------       -------
              Total........  $ 112,637     $112,778    $77,945      $78,392    $66,804       $66,064
                              ========     ========    =======      =======    =======       =======

---------------

(1) Includes approximately $4.8 million of interest only certificates.

     The following table provides information on the contractual or expected maturities (in the case of mortgage-backed securities) of the Company's mortgage-backed securities and investments held to maturity as of June 30, 1996:

                                                                       MORTGAGE-
                                                                        BACKED            DEBT
                                                                      SECURITIES       SECURITIES
                                                                   -----------------   ----------
                                                                       (DOLLARS IN THOUSANDS)
    Less than 1 year.............................................       $    --         $ 22,941
    After 1 year through 5 years.................................        19,720            8,940
    After 5 years through 10 years...............................        22,794               --
    After 10 years...............................................        38,242               --
                                                                   -----------------   ----------
              Total..............................................       $80,756         $ 31,881
                                                                   =============         =======

     The aggregate gross unrealized holding gains and losses for the Company's mortgage-backed securities and investments held to maturity as of the dates indicated are detailed below:

                                                                              DECEMBER 31,
                                                             -----------------------------------------------
                                        JUNE 30, 1996                 1995                     1994
                                    ----------------------   ----------------------   ----------------------
                                    MORTGAGE-                MORTGAGE-                MORTGAGE-
                                     BACKED        DEBT       BACKED        DEBT       BACKED        DEBT
                                    SECURITIES  SECURITIES   SECURITIES  SECURITIES   SECURITIES  SECURITIES
                                    ---------   ----------   ---------   ----------   ---------   ----------
                                                             (DOLLARS IN THOUSANDS)
    Gross unrealized holding
      gains.......................    $ 301           9          481           4        $ 397        $ --
    Gross unrealized holding
      losses......................      142          27           34           4          843         295

     As of June 30, 1996, Doral Federal also held approximately $7.4 million in FNMA, FHLMC and GNMA mortgage-backed securities that are classified as available for sale. As of June 30, 1996, gross unrealized holding gains with respect to such securities equalled approximately $10,000 while gross unrealized losses equalled approximately $311,000. The contractual maturity of the securities available for sale at June 30, 1996 is generally over ten years.

PROPOSED BROKER-DEALER ACTIVITIES

     During the second quarter of 1996, the Company organized a new subsidiary, AAA Financial, which commenced operations on September 12, 1996. While AAA Financial will engage in a general securities business, it is expected to initially concentrate on the sale of Puerto Rico tax exempt GNMA securities and other Puerto Rico securities. AAA Financial will commence operations from a single branch in the San Juan metropolitan area and is expected to employ approximately 20 persons by the end of 1996.

FUNDING

     BORROWING ARRANGEMENTS RELATING TO MORTGAGE BANKING OPERATIONS. Except as noted below with respect to GNMA securities, historically, a period of two to four months has normally elapsed between the origination of a mortgage loan by FFCC and its sale to permanent investors. The Company often holds GNMA certificates for longer periods to take advantage of tax exempt interest income on such certificates while conforming loans that qualify for the mortgage-backed securities programs of FNMA and FHLC are normally sold within 60 days of origination.

     Prior to issuance of GNMA or other mortgage-backed certificates, FFCC's mortgage loans are funded almost entirely by borrowings under warehousing lines of credit or other financing agreements such as pre-sale, gestation facilities and repurchase agreements, with financial institutions. FFCC principal short term facilities include the Syndicated Credit Agreement, warehousing lines of credit with three local commercial banks and pre-sale, gestation or repurchase facilities with three affiliates of major U.S. brokerage houses. Pre-sale or gestation facilities generally permit the Company to obtain more favorable financing rates once mortgage loans been assigned to a pool but prior to securitization. These facilities also generally allow for the financing of mortgage-backed securities upon issuance. Typically, FFCC finances between 90% and 95% of the principal amount of its mortgage loans and secures advances under its lines of credit by pledging such loans and the servicing agreements relating thereto to such banks or financial institutions, a practice commonly referred to as "warehousing." The percentage of principal amount will range from 90% for conventional mortgages (one bank will only lend up to 80% of the principal amount of conventional mortgages) to 95% for FHA and VA loans. The rates of interest FFCC pays under its warehousing lines of credit fluctuate depending upon changes in the lender's cost of funds. FFCC warehousing lines of credit are generally terminable at the discretion of the lender.

     FFCC pays interest on its lines of credit at floating rates which vary with market conditions. The interest rates on these lines of credit have been lower than the interest rates which FFCC earns on the mortgage loans pledged to secure such financing. Amounts borrowed under lines of credit are payable upon demand and are usually repaid after FFCC packages such mortgage loans into GNMA, FNMA or FHLMC certificates and receives the proceeds from the sale of such certificates or the financing of such securities under repurchase agreements.

     FFCC also obtain short-term financing through repurchase agreements with financial institutions and investment banking firms. Under these agreements, FFCC sells GNMA, FNMA or FHLMC-guaranteed mortgage-backed securities and, to a lesser extent, private label mortgage-backed securities, and simultaneously agrees to repurchase them at a future date at a fixed price. FFCC uses the proceeds of such sales to repay borrowings under its bank warehousing lines of credit. The effective cost of funds under repurchase agreements is typically lower than the costs of funds borrowed under FFCC's warehousing lines of credit. FFCC's continued use of repurchase agreements will depend upon the cost of repurchase agreements relative to the cost of borrowing under lines of credit from banks.

     Commencing in 1993, the Company made a strategic decision to diversify its sources of funding and to obtain funding from sources outside of Puerto Rico. As of June 30, 1996, the Company's credit facilities included three pre-sale or gestation facilities with affiliates of major U.S. brokerage houses and a syndicated multi-bank credit facility described below. Obtaining credit from financial institutions located outside Puerto

Rico generally permits the Company to obtain larger lines of credit and reduces its dependence on tax advantaged funding available in the local market.


     On June 30, 1995, as part of its strategy to continue to diversify its sources of funding, FFCC entered into a Syndicated Credit Agreement with six banks which, as amended, provides for three credit facilities totaling up to $125 million. The credit facilities were structured by Bankers Trust Company, as administrative and syndicate agent. The three facilities included: (i) a $100 million secured one-year revolving warehousing credit facility to finance residential mortgage loans and mortgage-backed securities; (ii) a $7 million secured one-year revolving credit facility to provide financing for receivables and working capital needs; and (iii) a $18 million five-year senior secured term loan facility (of which $15.3 million had been drawn as of June 30, 1996 and the remaining $2.7 million of the commitment expired), secured with a portion of the Company's servicing portfolio, to finance the acquisition of additional servicing rights and general working capital purposes. The amounts available under the Syndicated Credit Agreement are subject to a borrowing base which consists of mortgage loans and mortgage-backed securities for the first facility, receivables relating to servicing advances and real estate owned for the second facility and mortgage servicing rights for the third facility.


     On June 28, 1996, the Syndicated Credit Agreement was amended in order to, among other things, extend for additional one year periods the warehousing and revolving credit facilities as well as to provide an additional $5 million non-revolving servicing secured term facility with a final maturity of June 30, 2001.


     As of September 30, 1996, the outstanding amount of all servicing secured advances totalled $17.7 million. Such advances will be paid from the proceeds of the Notes offered hereby and such facility will be terminated.



     During 1995, the Company also entered into a Debenture Purchase Agreement dated September 25, 1995, as amended and restated as of December 15, 1995 (the "Debenture Purchase Agreement") with BanPonce Corporation ("BanPonce") a bank holding company headquartered in San Juan, Puerto Rico, providing for the issuance and sale to BanPonce of up to $10,000,000 of Convertible Subordinated Debentures in a private placement transaction. Approximately $6.6 million of Convertible Subordinated Debentures were issued on September 25, 1995 and the remaining $3.4 million were issued on December 22, 1995. The Convertible Subordinated Debentures are convertible into shares of common stock at a conversion price of $17.50 per share, subject to adjustment in certain events. In order to facilitate the receipt of all required regulatory approvals, approximately $1.8 million of the Convertible Subordinated Debentures are not convertible into shares of Common Stock prior to January 1, 1999. The Convertible Subordinated Debentures are subordinated to all existing and future senior debt (as defined in the Debenture Purchase Agreement) of the Company. If the entire $8.2 million of the Convertible Subordinated Debentures that are immediately convertible into shares of Common Stock were converted, they would equal 466,262 shares, or approximately 4.99% of the Company's total outstanding shares of Common Stock as of December 31, 1995, as adjusted for the conversion of such Convertible Subordinated Debentures.


     Under the terms of the Debenture Purchase Agreement, BanPonce also obtained the right to acquire up to 200,000 additional shares of Common Stock at a price of $17.50 per share (subject to adjustment in certain events) to the extent that the shares of Common Stock issued or issuable upon conversion of all the Debentures (including the Convertible Subordinated Debentures that are not immediately convertible) represent less than the 5% of the Company's fully diluted outstanding shares of Common Stock.

     FUNDING ARRANGEMENTS RELATING TO SAVINGS AND LOAN OPERATIONS. Deposits and borrowings, consisting of FHLB-NY advances and term notes, are the primary sources of Doral Federal's funds for use in its lending, investment and other business activities. In addition, Doral Federal obtains funds in the form of loan repayments and income from operations as well as capital contributions from FFCC. FFCC made capital contributions of $8.5 million in Doral Federal during 1995. Loan repayments are a relatively stable source of funds while net increase in deposits are significantly influenced by general interest rates and money market conditions.

     Deposits have been the principal source of funds for Doral Federal's lending activities. At June 30, 1996, Doral Federal held $142 million in deposits at a weighted average interest rate cost of 3.64%. Doral Federal offers passbook savings accounts, checking accounts, NOW accounts and fixed interest rate certificate accounts with varying maturities. A substantial portion of Doral Federal's deposits consist of non-interest bearing wholesale deposit accounts such as corporate and custodial accounts. At June 30, 1996, $41.3 million or approximately 29% of Doral Federal's total deposits consisted of non-interest bearing accounts. Approximately 80% of such amount related to corporate and custodial accounts of the Company and its affiliates. This amount includes approximately $5.1 million in corporate accounts of the Company and its affiliates which are eliminated in the preparation of the Company's Consolidated Financial Statements. Corporate accounts of the Company as well as escrow and custodial accounts related to the Company's Mortgage Banking Business represent a stable source of low cost funding for Doral Federal. For additional information regarding the characteristics of Doral Federal's deposit accounts, refer to Note 19 of the Company's Audited Consolidated Financial Statements.

     Doral Federal may also obtain funding through collateralized borrowings directly from the Federal Home Loan Bank of New York (the "FHLB-NY") and through borrowings secured by FHLB-NY letters of credit, up to a maximum of 30% of total assets. Such advances or letter of credit reimbursement obligations must be secured by qualifying assets with a market value equal to between 105% and 115% of the outstanding obligation. At June 30, 1996, Doral Federal had $15.4 million in outstanding advances from the FHLB-NY at a weighted average interest rate cost of 6.28%.


     Doral Federal is licensed as an Eligible Depository Institution ("EDI") with the Office of the Commissioner and as such is authorized to accept 936 Funds directly from 936 Corporations. As of June 30, 1996, Doral Federal had issued approximately $33.1 million in five year term notes that were sold to 936 Corporations. Such term notes have maturities ranging from October, 2000 to April, 2001 and bear interest at a weighted average annual interest rate of 6.01%. Approximately $28.1 million of such term notes bear interest a fixed rate. With respect to the $5.0 million of term notes that bears interest at a fluctuating rate, the Company has effectively fixed the rate on such notes by entering into an interest rate swap agreement with a major brokerage firm. Because of Doral Federal's status as an EDI, the interest received on the term notes issued by Doral Federal is tax exempt when received by a 936 Corporation. Because of such favorable tax treatment, the interest rates on such notes are less than what otherwise would be obtained by Doral Federal. The term notes contain interest "gross-up" provisions that provide for a prospective adjustment on the interest rates on the notes to a fixed rate equal to 100% of the LIBID, as of the adjustment date, on the remaining term of the notes, in the event of an advance change in the tax treatment of the interest received on the Notes under Section 936. As a result of the recent elimination of QPSII in connection with the repeal of Section 936, the interest rate on such term notes will be increased commencing in October of 1996. The ability to continue to raise additional long term funding through the issuance of term notes to 936 Corporation may be adversely affected by the repeal of the tax benefits available under Section 936. Notwithstanding the repeal of Section 936, 936 Corporations will continue to have an incentive under Puerto Rico law to invest in term notes with maturities of five years to avoid payment of the otherwise applicable tollgate tax. See "-- Mortgage Banking Business-Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" for a description of the benefits available under Section 936 and the Puerto Rico Industrial Incentive Acts.


     From time to time, Doral Federal may also obtain funding through the use of repurchase agreements with brokerage firms and other financial institutions. As of June 30, 1996, Doral Federal did not have any outstanding borrowings under repurchase agreements.

PUERTO RICO INCOME TAXES

     FFCC is subject to Puerto Rico income taxes. On October 31, 1994, the Government of Puerto Rico enacted a new comprehensive internal revenue act known as the Puerto Rico Internal Revenue Code of 1994 (the "PRIRC"). Most changes affecting corporations are effective for taxable years commencing after June 30, 1995. While the PRIRC incorporates many of the provisions of the prior tax law, it also provides for various amendments and changes from prior law.

     Among the most important changes introduced by the PRIRC were (i) a reduction in the maximum marginal statutory corporate tax rate from 42% to 39%,
(ii) the elimination of the deduction for bad debt expense arising from the use of the reserve method for bad debt reserve and the related prorated recapture of the outstanding balance of the reserve existing as of June 30, 1995 over a four year period and (iii) optional use of a new method of accelerated depreciation for capital assets purchased during taxable years beginning after June 30, 1995.

     The Company is also subject to an alternative minimum tax of 22% on its alternative minimum tax net income. In computing the Company's alternative minimum tax net income its interest expense deduction will be reduced in the same proportion that its exempt obligations (including FHA loans, VA loans and GNMA securities) bear to its total assets. Therefore, to the extent that the Company holds FHA loans or VA loans and other exempt obligations, it may be subject to the payment of the 22% alternative minimum tax.

     Under PRIRC, corporations are not permitted to file consolidated returns with their subsidiaries and affiliates. Effective for taxable year commencing after June 30, 1995, FFCC is entitled to a 100% dividend received deduction on dividends received from Doral Mortgage or any other Puerto Rico corporation subject to tax under PRIRC. No dividends received deduction is available for dividends received from U.S. corporations such as Doral Federal. Effective July 1, 1995, the PRIRC also provided for the elimination of the existing 29% withholding tax applicable on interest paid to non-resident corporations and individuals as well as a reduction of the withholding tax applicable to dividends payable to non-resident corporations and individuals from 25% to 10%.

     The Company does not believe that the changes implemented by the PRIRC will have a material adverse affect on the business or financial condition of the Company.

UNITED STATES INCOME TAXES

     FFCC and Doral Mortgage are corporations organized under the laws of Puerto Rico. Accordingly, FFCC and Doral Mortgage are subject generally to United States income tax only on their income, if any, from sources within the United States. Prior to 1992, the Company did not earn any income that was subject to United States income tax. However, in March 1992, Doral Mortgage opened a branch in Florida. Accordingly, Doral Mortgage is subject to both Florida income and franchise taxes and federal income tax on income effectively connected with the conduct of the trade or business of this branch. In addition, the United States may impose a branch profits tax of 30% in the event that profits from the Florida branch are repatriated to Puerto Rico. Both the Federal tax as well as the branch profit tax may be claimed as a tax credit in Puerto Rico, subject to certain limitations.

     Doral Federal, as a federal savings association, is also subject to U.S. income taxes. It will be entitled to a foreign tax credit for a portion of income taxes paid to the Puerto Rico Treasury Department. Doral Federal has also elected to qualify for the benefits provided under Section 936 which allows an income tax credit for a portion of the U.S. income taxes attributable to the earnings derived from sources within Puerto Rico. See "Mortgage Banking
Business -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" for a description of Section 936.

EMPLOYEES

     At June 30, 1996, FFCC employed 774 persons, of whom 456 were administrative personnel, 94 were loan originators, 91 were involved in processing of loan applications (including quality control auditors), 17 were loan underwriters, and 116 were involved in loan servicing activities. None of FFCC's employees is represented by a labor union and FFCC considers its employee relations to be excellent.

REGULATION -- MORTGAGE BANKING BUSINESS

     The Company's Mortgage Banking Business is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and with respect to VA loans, fix maximum interest rates. Moreover, lenders such as the Company are required annually to submit to FNMA, FHA, FHLMC, GNMA, HUD and VA audited financial statements, and each regulatory entity has its own financial requirements. The Company's affairs are also subject to supervision and examination by FNMA, FHA, FHLMC, GNMA, HUD and VA at all times to assure compliance with the applicable regulations, policies and procedures. Mortgage origination activities are subject to, among others, the Equal

Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. The Company is also subject to regulation by the Office of the Commissioner, with respect to, among other things, licensing requirements and establishment of maximum interest rates. Although the Company believes that it is in compliance in all material respects with applicable Federal and Puerto Rico laws, rules and regulations, there can be no assurance that more restrictive laws or rules will not be adopted in the future, which could make compliance more difficult or expensive, restrict the Company's ability to originate or sell mortgage loans or sell mortgage-backed securities, further limit or restrict the amount of interest and other fees earned from the origination of loans, or otherwise adversely affect the business or prospects of the Company.

     FFCC is licensed by the Office of the Commissioner as a mortgage banking institution in Puerto Rico. Such authorization to act as a mortgage banking institution must be renewed as of January 1 of each year. In the past, FFCC has not had any difficulty in renewing its authorization to act as a mortgage banking institution, and management is unaware of any existing practices, conditions or violations which would result in FFCC being unable to receive such authorization in the future. FFCC operations in the State of Florida are subject to supervision by the Florida Department of Banking and Finance.

     Section 5 of the Puerto Rico Mortgage Banking Institutions Law (the "Mortgage Banking Law") requires the prior approval of the Office of the Commissioner for the acquisition of control of any mortgage banking institution licensed under the Mortgage Banking Law. For purposes of the Mortgage Banking Law, the term "control" means the power to direct or influence decisively, directly or indirectly, the management or policies of a mortgage banking institution. The Mortgage Banking Law provides that a transaction that results in the holding of less than 10% of the outstanding voting securities of a mortgage banking institution shall not be considered a change of control. Pursuant to Section 5 of the Mortgage Banking Law, upon receipt of notice of a proposed transaction that may result in change of control, the Office of the Commissioner is obligated to make such inquiries as he deems necessary to review the transaction. Under the Mortgage Banking Law, the determination of the Office of the Commissioner whether or not to authorize a proposed change of control is final and non-appealable.

REGULATION -- SAVINGS AND LOAN OPERATIONS

  The Company

     As a result of the acquisition of Doral Federal in September 1993, FFCC became a savings and loan holding company ("SLHC"), subject to the restrictions and requirements of the Home Owners' Loan Act, as amended (the "HOLA"). FFCC is registered as an SLHC with the Director (the "Director") of the Office of Thrift Supervision (the "OTS") and is subject to the various requirements of Sections 10 and 11 of the HOLA and the regulations thereunder, including examination, supervision and reporting requirements. Of particular importance, is the requirement that a subsidiary savings association give the Director at least 30 days' advance notice of the proposed declaration by its directors of dividends on its stock. Any such dividend declared within the 30-day notice period, or declared without giving such notice, is invalid. Payment of cash dividends by a savings association on shares of its capital stock is also subject to the limitations on capital distributions imposed by the OTS. See
"Regulation -- Savings and Loan Operations -- Doral Federal -- Dividends."

     Federal law and OTS regulations place certain limits on the types of activities in which a SLHC and its subsidiaries may engage. However, in general, these activity restrictions do not apply to a holding company that controls only one savings and loan association, provided such association meets the "qualified thrift lender" test, which generally requires an association to have 65% of its portfolio assets in "qualified thrift investments" for nine months out of the immediately preceding 12 months. For Puerto Rico-based institutions, these investments include, among other things, home mortgages, mortgage-backed securities, and personal loans. In the event a SLHC's subsidiary savings association does not hold sufficient "qualified thrift assets" to meet the "qualified thrift lender test", a SLHC may be deemed for regulatory purposes to become a bank holding company. In such event, a SLHC would become subject to certain activity restrictions. In addition, any savings association subsidiary would be subject to the activity and branching restrictions applicable to national banks, including the application of the statutes and regulations governing the payment of dividends by a national bank in the same manner and to the same extent as though it were a national bank. Under the National Bank Act, national banks are only permitted to pay dividends out of "net profits" (as defined therein) subject to the requirement that a certain portion of net profits must be carried periodically to the bank's surplus fund until the surplus fund shall equal its common capital. Capital may not be used to pay dividends. Doral Federal currently is in compliance with the "qualified thrift lender" test and expects to continue to comply with this requirement.

     With certain specific exceptions, a SLHC is prohibited from acquiring more than 5% of the "voting shares" of a savings association that is not a subsidiary, or of another SLHC that is not a subsidiary. An association which is a subsidiary of a SLHC is prohibited from or subject to restrictions upon engaging in certain transactions involving its affiliates under the provisions of Sections 23A and 23B of the Federal Reserve Act, which are made applicable to savings associations under the HOLA. In general, the term "affiliate" with respect to such subsidiary savings association would include the SLHC, its subsidiaries and companies controlled by it, and would also include a bank subsidiary of a savings association, but not a non-bank subsidiary thereof (unless a contrary determination were made by the OTS pursuant to Section 23A as to such non-bank subsidiary).

     Because of the Company's status as a SLHC, owners of the Common Stock are subject to certain restrictions and disclosure obligations under various federal laws, including the Change in Bank Control Act (the "Control Act") and the Savings and Loan Holding Company Act (the "SLHCA"). Regulations pursuant to the Control Act and the SLHCA generally require prior OTS approval for an acquisition of control of an insured institution (as defined) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or persons acting in concert) acquires more than 25% of any class of voting stock of an insured institution or holding company thereof. Control is presumed to exist subject to rebuttal, if a person (or persons acting in concert) acquires more than 10% of any class of voting stock or 25% of any class of nonvoting stock and is subject to any of the "control factors" set forth in such regulations. The control factors relate, among other matters, to the percentage of such company's debt or equity owned by the person (or persons acting in concert), agreements giving the person (or persons acting in concert) influence over a material aspect of the company's management or policies, and the number of seats on the board of directors of the company held by the person (or persons acting in concert). One of the "control factors" is a holder's status as one of the two largest holders of any class of voting stock. The concept of acting in concert is very broad and also is subject to certain rebuttable presumptions, including among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses. This regulatory requirement may have the effect of discouraging takeover attempts against the Company and may limit the ability of persons, other than Company directors duly authorized by the Company's board of directors, to solicit or exercise proxies, or otherwise exercise voting rights, in connection with matters submitted to a vote of the Company's stockholders.

  Doral Federal

     General. Doral Federal is a federal savings association. Accordingly, its investments, borrowing, lending, issuance of securities, establishment of branch offices and all other aspects of its operation are subject to the jurisdiction of the OTS.

     As a creditor and financial institution, Doral Federal is subject to certain regulations promulgated by the Federal Reserve Board including, without limitations, Regulation B (Equal Credit Opportunity Act), Regulation DD (The Truth in Savings Act), Regulation E (Electronic Funds Transfer Act), Regulation F (Limits on Exposure to Other Banks), Regulation Z (Truth in Lending Act), Regulation CC (Expedited Funds Availability Act), Regulation X (Real Estate Settlement Procedures Act), Regulation BB (Community Reinvestment Act) and Regulations C (Home Mortgage Disclosure Act). As a real property lender and as owner of real property, including real estate owned, pursuant to foreclosure, financial institutions, including Doral Federal, may also be subject to potential liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of real property.


     As an Eligible Depository Institution licensed to receive 936 Funds directly from 936 Corporations, Doral Federal is subject to an annual license renewal and certain regulations promulgated by the Office of the Commissioner. The regulations are designed to require that 936 Funds received by Doral Federal are channelled into investments that promote employment, production and income in Puerto Rico.


     Capital Requirements. FIRREA established capital standards for savings associations, including three capital requirements: a "leverage limit" or "core capital requirement," a "tangible capital requirement" and a "risk-based capital requirement." FIRREA required the Director to promulgate regulations to prescribe and maintain uniform capital standards for all savings associations. Pursuant to FIRREA, these capital standards must be no less stringent than the capital standards applicable to national banks. Current capital requirements are discussed below.

     An institution is required by statute to maintain tangible capital of not less than 1.5% of adjusted total assets. "Tangible Capital" consists of core capital less any intangible assets, plus a limited amount of purchased mortgage servicing rights ("PMSR") valued in accordance with OTS regulations. Any PMSR over this limit would generally be deducted in calculating tangible capital.

     The Leverage Limit requires savings associations to maintain "core capital" of not less than 3% of adjusted total assets. The Director has proposed revisions to the Capital Regulations to provide that only those savings associations rated a composite of 1 under the OTS MACRO rating system will be permitted to operate at or near the minimum statutory requirements of 3% of adjusted total assets, while all other associations are required to meet a minimum core capital requirement of at least 100 to 200 basis points above the 3% minimum core capital requirement. In determining the amount of additional capital required, the OTS has indicated that it assesses both the quality of risk management systems and the level of overall risk in each individual association. "Core capital" generally includes common stockholders' equity (including retained earnings), non cumulative perpetual preferred stock and any related surplus and minority interests in the equity accounts of fully consolidated subsidiaries. Intangible assets (other than purchased mortgage servicing rights includable as tangible capital and purchased credit card relationship) must be deducted from core capital. At June 30, 1996, Doral Federal had approximately $369,000 of intangible assets that were required to be deducted from core and tangible capital. Excess servicing fees receivable ("ESFR") are not considered intangibles and are therefore fully includable in capital calculations. Up to 50% of core capital may consist of purchased mortgage servicing rights valued at the lower of 90% of fair market value, 90% of original cost or the amortized book value as determined under GAAP. Doral Federal did not have any PMSR or ESFR in its tangible or core capital at June 30, 1996.

     The risk-based capital requirement provides that the book value asset will be adjusted to reflect the degree of credit risk associated with such asset. The risk-based capital guidelines require the maintenance of capital against off-balance sheet items, including assets sold with recourse, as well as assets that are reported on the institution's financial statements. After determination of an association's qualifying total capital, total risk-weighted assets are ascertained. Under these guidelines, an association's balance sheet assets and credit equivalent amounts of off-balance sheet items, such as letters of credit and outstanding loan commitments, are assigned to one of several broad risk categories, and the aggregate dollar amount of each category is then multiplied by the risk weight associated with that category. The resulting weighted values from each of the categories are then added together to determine the total risk-weighted assets that comprise the denominator of the risk-based capital ratio. The OTS regulations assign single family residential mortgage loans and certain "qualifying multifamily mortgage loans" to the fifty percent (50%) risk-weight category.

     The risk-based capital requirement generally requires savings associations to maintain "total capital" equal to 8% of risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means core capital (as described above) plus "supplementary capital" (as described below), provided that the amount of supplementary capital may not exceed the amount of core capital, less certain assets. Supplementary capital, includes, among other things, general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets. Under the risk-based capital requirements, certain assets must be excluded from total capital. At June 30, 1996, Doral Federal had approximately $369,000 of intangible assets that were required to be deducted from capital.

     At June 30, 1996, Doral Federal complied with each of the then current tangible capital, core capital, and risk-based capital requirements. In the event that Doral Federal fails to satisfy any applicable capital requirements, Doral Federal may be subject to sanctions, and its operations may be subject to severe regulatory restrictions and limitations. Set forth below is a description of Doral Federal's actual capital levels relative to its regulatory capital requirements as of June 30, 1996:

                     AMOUNT    RATIO(1)
                     -------   --------
                   (DOLLARS IN THOUSANDS)
TANGIBLE CAPITAL:
Capital position.... $17,188       8.2%
Capital
  requirement.......  3,134        1.5
                     -------   --------
Tangible capital
  excess............ $14,054       6.7%
                     =======   ========
                     AMOUNT    RATIO(1)
                     -------   --------
                   (DOLLARS IN THOUSANDS)
CORE CAPITAL:
Capital position.... $17,188       8.2%
Capital
  requirement(2)....  6,269        3.0
                     -------   --------
Core capital
  excess............ $10,919       5.2%
                     =======   ========
                     AMOUNT    RATIO(1)
                     -------   --------
                   (DOLLARS IN THOUSANDS)
RISK-BASED CAPITAL:
Capital position.... $17,641      19.9%
Capital
  requirement.......  7,068        8.0
                     -------   --------
Risk-based capital
  excess............ $10,573      11.9%
                     =======   ========

---------------

(1) Ratio of capital to adjusted total assets for tangible and core capital and ratio of capital to risk-weighted assets for risk-based capital.
(2) See discussion below for additional requirements imposed by the Federal Deposit Insurance Corporation Improvement Act of 1991.

     FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") federal banking regulators must take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The FDICIA and regulations thereunder establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution is deemed well capitalized if it maintains a leverage ratio of at least 5%, a risk-based Tier I capital ratio of at least 6% and a risk-based Total capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. A depository institution is deemed adequately capitalized if it is not well capitalized but maintains a leverage ratio of at least 4% (or at least 3% if given the highest examination rating and not experiencing or anticipating significant growth), a risk-based Tier I capital ratio of at least 4% and a risk-based Total capital ratio of at least 8%. A depository institution is deemed undercapitalized if it fails to meet the standards for adequately capitalized institutions (unless it is deemed significantly or critically undercapitalized). An institution is deemed significantly undercapitalized if it has a leverage ratio of less than 3%, a risk-based Tier I capital ratio of less than 3% or a risk-based Total capital ratio of less than 6%. An institution is deemed critically undercapitalized if it has tangible equity equal to 2% or less of total assets. A depository institution may be deemed to be in a capitalized category that is lower than is indicated by its actual capital position if it receives a less than satisfactory examination rating in any one of four categories.

     At June 30, 1996, Doral Federal was well capitalized. An institution's capital category, as determined by applying the prompt corrective action provisions of law, may not constitute an accurate representation of the overall financial condition or prospects of Doral Federal and should be considered in conjunction with other available information regarding the Doral Federal's financial condition and results of operations.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

     Enforcement Provisions. FIRREA includes enforcement provisions that are applicable to all depository institutions, including savings institutions. FIRREA extended the enforcement authority of bank regulatory agencies to "institution-affiliated parties". The term includes: (i) directors, officers, employees, agents, and controlling stockholders; (ii) persons required to file a change-in-control notice; (iii) certain persons who participate in the affairs of the savings institution (which include stockholders, consultants, and joint venture partners); and (iv) independent contractors (including attorneys, appraisers, and accountants) who knowingly or recklessly cause or participate in a violation, breach of duty or unsafe practice likely to cause a loss to the savings institution. FIRREA includes significantly increased penalties for violations of cease-and-desist orders and other regulations. At the same time, requirements for the issuance of such orders have been lessened.

     Payment of Dividends. Doral Federal's payment of dividends is subject to the limitations of the capital distribution regulations promulgated by the OTS. The OTS' regulation determines a savings association's ability to pay dividends, make stock repurchases, or make other types of capital distributions, according to the institution's capital position. The rule establishes "safe-harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, without constituting an unsafe or unsound practice. Associations that do not meet their capital requirements can make distributions with the prior approval of the OTS.

     For associations such as Doral Federal, that meet all applicable capital requirements, the safe-harbor amount is the greater of (a) 75% of net income for the prior four quarters, or (b) the sum of (i) the current year's net income and
(ii) the amount that causes the excess of any component of the association's total capital to be less than only one-half of such excess at the beginning of the year; provided, however, that the association must continue to satisfy applicable capital requirements after the distribution.

     Deposit Insurance. Doral Federal's deposits are insured to the fullest extent of the law by the Savings Association Insurance Fund ("SAIF"), which is managed by the FDIC. As a result, the FDIC has certain regulatory and enforcement authority over Doral Federal. The FDICIA required the FDIC to implement a risk-based assessment system, under which an institution's assessment will be based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund. Under this system, the FDIC established premium rates for SAIF insured institutions which until 1995 were within a range from 0.23% to 0.31% based upon their capital ratios and supervisory evaluation. Doral Federal's insurance premium assessment was set at 0.23% effective January 1, 1994.


     The FDIC revised the premium schedule for Bank Insurance Fund ("BIF") insured banks, effective in the third quarter of 1995, to provide a range of
 .04% to .31% of deposits (as compared to the former range of .23% to .31% of deposits for both BIF and SAIF insured institutions) in anticipation of the BIF achieving its statutory reserve ratio. Effective January 1, 1996, the schedule was further revised to provide a range of 0% to .27% with a minimum annual premium of $2,000. The lower premiums did not apply to SAIF members. At the time of such action, the FDIC noted that the SAIF would likely not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments such as a merger of the SAIF and the BIF. As a result of this disparity, SAIF members could be placed at a significant competitive disadvantage to BIF members due to higher costs for deposits insurance.



     In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted on September 30, 1996. The legislation provides for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. It also provides for the merger of the BIF and the SAIF on January 1, 1999 provided no savings associations then exist. The special assessment rate is currently anticipated to be .66% and will be payable by November 29, 1996. Based upon Doral Federal's level of SAIF deposits at March 31, 1995, and assuming a special assessment of .66%, Doral Federal's assessment would be approximately $590,000. Following the special assessment, and based upon Doral Federal's capital level and supervisory rating, Doral Federal's deposit insurance premiums are expected to decrease for future periods. While SAIF rates are expected to be reduced by this legislation they are not anticipated to be equalized with BIF rates as a result of the continuing assessment payable by SAIF members to repay obligations issued by a federally chartered corporation to provide financing for resolving the thrift crisis in the 1980s.



     Classification of Assets. Savings associations are required to review their assets on a regular basis and, if warranted, classify them as "substandard," "doubtful," or "loss." Adequate valuation allowances, consistent with GAAP, are required to be established for classified assets. If any assets are classified as substandard or doubtful, the association must establish a prudent general allowance for possible future loan losses with respect thereto. If an asset, or a portion thereof, is classified as a loss, the association must either establish a specific valuation allowance equal to the amount classified as loss or charge off such amount. In addition, a savings association is required to set aside adequate valuation allowances to the extent that any affiliate possesses assets which pose a risk to the savings and loan association. The association's OTS Regional Director has the authority to approve, disapprove or modify the classification and amount established as an allowance pursuant to such classification. In addition, a savings association is required to record as liabilities off balance sheet items, such as letters of credit, when the loss becomes probable and estimable.


     The following table sets forth information with respect to Doral Federal's classified assets as of June 30, 1996:

                                                                  AT JUNE 30, 1996
                                                    --------------------------------------------
                                                    SUBSTANDARD     DOUBTFUL     LOSS     TOTAL
                                                    -----------     --------     ----     ------
                                                               (DOLLARS IN THOUSANDS)
    REAL ESTATE LOANS:
      One to four family..........................     $ 365           $0        $ 1      $  366
      Commercial..................................       451            0          0         451
      Consumer -- secured by mortgage.............       141            0         42         183
    REO...........................................         0            0          0           0
    Consumer loans -- unsecured...................         0            0         14          14
    Other.........................................         0            0          2           2
                                                                       --
                                                    -----------                  ----     ------
              Total classified assets.............     $ 957           $0        $59      $1,016
                                                    =========       =======      ===      ======

     Proposed Banking Legislation. Various legislation, including proposals to overhaul the bank regulatory system, expand bank and bank holding company powers and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. The Company cannot determine the ultimate effect that such potential legislation, if enacted, or implementing regulations, would have upon its financial condition or results of operations.

  Possible Conversion and Regulation under the Federal Bank Holding Company Act


     From time to time, legislation has been introduced in the United States Congress that would require, by no later than January 1, 1998, that all federally chartered savings associations, such as Doral Federal, either convert to a national bank, state bank or state savings association or liquidate. Any institution not converted by such date would become a national bank by operation of law. Under such proposed legislation, the OTS would be abolished and its functions transferred to the other Federal banking agencies.


     Existing savings and loan holding companies, such as the Company, would become bank holding companies subject to supervision and examination by the Federal Reserve Board (the "Federal Reserve") under the Bank Holding Company Act of 1956 (the "BHCA"). The BHCA and Federal Reserve regulations promulgated thereunder generally place limitations on the types of activities in which a bank holding company and its subsidiaries may engage. In general, such activities must be banking services or activities so closely related to the business of banking as to be a proper incident thereto. Regulation K promulgated by the Federal Reserve, generally grants bank holding companies and their subsidiaries somewhat broader powers with respect to activities conducted "outside the United States" than with respect to activities conducted within the United States. For purposes of Regulation K, Puerto Rico is considered to be outside the United States.

Notwithstanding the foregoing, under the provisions of the proposed legislation, any savings and loan holding company that becomes a bank holding company as a result of such act would be grandfathered from the bank holding company activity restrictions described above, provided that: (i) any former savings association subsidiary continues to meet the "qualified thrift lender test;" (ii) the former savings subsidiary continues to limit its activities to those permissible under its former federal thrift charter; and (iii) the holding company does not acquire any additional FDIC insured depository institution. At this time, certain aspects of the proposed legislation remain unresolved and no assurances can be given as to whether or in what form the legislation will be enacted or its effect on Doral Federal or the Company.


     Independent of the requirements of any pending legislation, the Company is currently considering the possibility of converting Doral Federal into a Puerto Rico chartered commercial bank as a result of the reduction in the 936 Credit introduced by the OBRA Amendments as well as the repeal of Section 936 as part of the Small Business Job Protection Act. To the extent that the income earned by Doral Federal is not fully covered by the 936 Credit, Doral Federal would be subject to double taxation on its income earned in Puerto Rico since it is generally not entitled to a credit under Puerto Rico tax law for federal income taxes paid with respect to income earned in Puerto Rico. In addition, dividends payable by a United States corporation, such as Doral Federal, to a Puerto Rico corporation, such as the Company, are not entitled to any dividends received deduction and are subject to taxation as ordinary income at the normal statutory tax rates. Conversion to a Puerto Rico chartered commercial bank would address both issues since dividends received by a Puerto Rico corporation from a Puerto Rico chartered commercial bank are subject to a 100% dividends received deduction. In addition, a Puerto Rico chartered commercial bank is not subject to U.S. federal income taxes on its income from sources within Puerto Rico.


     In addition to the activity restrictions discussed above, the BHCA also imposes various other restrictions on bank holding companies and their subsidiaries. Many of these restrictions are similar to those currently imposed on the Company under the SLHCA. For example, the BHCA contains change of control provisions similar to those contained in the SLHCA. See "Regulation -- Savings and Loan Operations -- The Company." Sections 23A and 23B of the Federal Reserve Act also apply in the same manner to bank holding companies and their subsidiaries as to savings and loan holding companies.

     As a bank holding company, the Company would, however, be subject to certain additional regulatory restrictions that are not otherwise applicable to savings and loan holding companies. For example, unlike savings and loan holding companies, bank holding companies are subject to certain regulatory capital requirements. Under the Federal Reserve's risk-based capital guidelines, a bank holding company must maintain a ratio of total capital (the "Total Capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) equal to 8%. At least half of the Total Capital is to be comprised of common equity, retained earnings, minority interests in consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and less certain intangible assets discussed below ("Tier 1 capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, certain other instruments, and a limited amount of loan and lease loss reserves ("Tier 2 capital").

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average quarterly assets of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) and other indication of capital strength in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets, less all intangibles.

     The Federal Reserve has adopted regulations with respect to risk-based and leverage capital ratios that require most intangibles, including core deposit intangibles, to be deducted from Tier 1 capital. The regulations, however, permit the inclusion of a limited amount of intangibles related to PMSR and purchased credit card receivables. The Federal Reserve has also decided to exclude from regulatory capital the amount of net unrealized gains and losses on securities available-for-sale, except the net unrealized losses of equity securities with readily determinable fair values.

     The Federal Reserve has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. In addition, under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. This support may be required at times, when absent such policy, the bank holding company might not otherwise provide such support.

     The Company believes that if it were to become subject to the provisions of the BHCA it would be in compliance with all of the above regulatory and capital requirements and would be able to continue to conduct its Mortgage Banking Business as presently conducted.

     The conversion of Doral Federal into a Puerto Rico chartered bank would also subject Doral Federal to supervision and examination by the Office of the Commissioner and to the provisions of the Puerto Rico Banking Act and the regulations promulgated thereunder. The Company does not believe that the application of such laws or regulations would have a material adverse effect on the manner in what Doral Federal currently conducts its operations.

     In addition to the possible conversion of Doral Federal into a Puerto Rico commercial bank and the possible application of the BHCA to the Company's operations, the Company may, in the future, consider other changes in corporate structure or organization that could result in the transfer of all or a part of the Company's Mortgage Banking Business to Doral Federal or a subsidiary of Doral Federal. Any such reorganization could subject the Company to additional regulatory requirements.

REGULATION -- NEW BROKER-DEALER OPERATIONS

     AAA Financial is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Office of the Commissioner. AAA Financial is also a member of the National Association of Securities Dealers (the "NASD"). As a registered broker-dealer, it is subject to regulation by the SEC, the NASD and the Office of the Commissioner in matters relating to the conduct of its securities business, including record keeping and reporting requirements, supervision and licensing of employees and obligations to customers.

     In particular, AAA Financial is subject to the SEC's net capital rules, which specify minimum net capital requirements for registered broker-dealers and are designed to ensure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and the size of their customer business.

MARKET AREA AND COMPETITION

     Prior to March 1992, Puerto Rico was FFCC's exclusive service area. Although Doral Mortgage has since opened branch offices in Orlando and Miami, Florida, Puerto Rico remains the Company's predominant service area accounting for 98% of the Company's loan originations for the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994. Within Puerto Rico, FFCC's primary market area is the metropolitan San Juan area, which accounted for approximately 45% and 47% of FFCC loan originations in 1995 and 1994, respectively. The competition in Puerto Rico for the origination of mortgages is substantial. Competition comes not only from other mortgage bankers, but also from major banks and savings and loan associations. There are approximately 37 mortgage banks, two savings institutions and 21 commercial banks operating in Puerto Rico, including affiliates of banks headquartered in the United States, Canada and Spain. The Company competes principally by offering loans with competitive features, by emphasizing the quality of its service and pricing its range of products at competitive rates.

                                   MANAGEMENT

DIRECTORS

     Set forth below is certain information with respect to the Directors of the
Company:


                                                                                        DIRECTOR
              NAME                     PRINCIPAL OCCUPATION AND OTHER INFORMATION        SINCE
--------------------------------- ----------------------------------------------------  --------
Salomon Levis(1)................. Chairman of the Board and Chief Executive Officer of    1988
                                    the Company since February 1990; Chairman of the
                                    Board Doral Mortgage and Doral Federal; President
                                    and Chief Executive Officer of the Company
                                    (1989-1991); Chairman of the Board, Doral Mortgage
                                    (1988-1990); President and Chief Operating
                                    Officer, Doral Mortgage (1985-1988); President of
                                    RSC Corp., a wholly-owned subsidiary of the
                                    Company (1979-1988). Age 53.
Richard F. Bonini................ Senior Executive Vice President of the Company since    1976
                                    1988, Chief Financial Officer since April 1996 and
                                    Secretary of the Company since December 1991;
                                    Director and Secretary of Doral Federal since
                                    September 1993; Secretary of Doral Mortgage for
                                    more than the past five years; Consultant to
                                    Culbro Corporation (1989- 1990); Senior Vice
                                    President, Culbro Corporation and Vice President
                                    of the Company (1976-1988); Director Search
                                    Capital Group (automobile financing). Age 57.
Edgar M. Cullman, Jr.(2)......... President, Culbro Corporation since 1984; Executive     1988
                                    Vice President, Culbro Corporation (1983-1984);
                                    President, General Cigar & Tobacco Co.
                                    (1980-1983); Director, Culbro Corporation. Age 50.
Frederick M. Danziger(2)......... Of-Counsel, Latham & Watkins (attorneys) from           1988
                                    December 1995 to present. Member, Mudge Rose
                                    Guthrie Alexander & Ferdon (attorneys) from July
                                    1974 to September 30, 1995; Director, Culbro
                                    Corporation, Monro Muffler/Brake, Inc., Ryan
                                    Instruments, L.P. (general partner), Bloomingdale
                                    Properties, Inc. (investments and real estate) and
                                    Centaur Communications Ltd. Age 56.
John L. Ernst(2)................. Chairman of the Board and President of Bloomingdale     1989
                                    Properties, Inc., since September 1984; Director,
                                    Culbro Corporation. Age 56.
Zoila Levis(1)................... President of the Company since August 12, 1991;         1991
                                    Executive Vice President of the Company from January
                                    1, 1990 to August 11, 1991; President of Z. Levis
                                    Assoc. (real estate development) from January 1,
                                    1985 to December 31, 1989. Age 49.

                                                                                        DIRECTOR
              NAME                     PRINCIPAL OCCUPATION AND OTHER INFORMATION        SINCE
--------------------------------- ----------------------------------------------------  --------
A. Brean Murray.................. Chairman of the Board and Chief Executive Officer of    1994
                                    Brean Murray, Foster Securities Inc., an
                                    investment banking firm for more than the past
                                    five years; Director, American Asset Management
                                    (money management), BMI Capital Corp. (money
                                    management), Blyth Holdings Inc. (money
                                    management) and Search Capital Group (automobile
                                    financing). Age 59.
Victor M. Pons, Jr............... Attorney in private practice since 1992; Chief          1994
                                  Justice of the Supreme Court, Commonwealth of Puerto
                                    Rico (1985-1992). Age 61.

---------------

(1) Zoila Levis is the sister of Salomon Levis.

(2) Edgar M. Cullman, Jr. and John L. Ernst are cousins. Frederick M. Danziger is the brother-in-law of Edgar M. Cullman, Jr.


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     The following information is supplied with respect to the executive officers of the Company who do not serve on the Company's Board of Directors. There are no arrangements or understandings pursuant to which any of such executive officers was selected as an officer, and none of such executive officers is related to any other director or executive officer of the Company by blood, marriage or adoption, except that Mario S. Levis is the nephew of Salomon Levis and Zoila Levis.


                                                 PRINCIPAL OCCUPATION
           NAME                               DURING THE PAST FIVE YEARS                    AGE
--------------------------  --------------------------------------------------------------  ---
Luis A. Alvarado..........  Executive Vice President of the Company since 1985; Chief       48
                            Financial Officer of the Company from 1985 to April 1996;
                              President of Doral Federal from September 1993 until April
                              1996; Senior Vice President and Controller of the Company
                              (1980-1985).
Ernesto Carattini.........  President of HF Division since September 1995; Executive Vice   48
                              President of Doral Mortgage for more than five years prior thereto.
Mario S. Levis............  Executive Vice President of the Company since September 1995;   33
                              Executive Vice President of Doral Mortgage. Vice President
                              and Treasurer of the Company since December 1991; Senior
                              Executive Trader of the Company since 1988. Trader, Merrill
                              Lynch Pierce Fenner & Smith Incorporated (1987-1988).
Ricardo Melendez..........  Vice President and Controller since October 1995; Chief         37
                            Financial Officer of Doral Federal from September 1993 to July
                              1995; Senior Assistant to CEO and CFO of the Corporation
                              from May 1991 to September 1993; Audit Manager and Senior
                              Auditor Price Waterhouse since July 1986 to May 1991.
Frederick Teed............  Executive Vice President -- Banking Operations since March 1,   38
                            1996; Federal Thrift Regulator, Office of Thrift Supervision,
                              Department of the Treasury, for more than five years prior thereto.
Edison Velez..............  President of Doral Mortgage since September 1995; Senior Vice   34
                              President of Doral Mortgage for more than five years prior thereto.

                        THE COMMONWEALTH OF PUERTO RICO

GENERAL

     Puerto Rico, the fourth largest of the Caribbean islands, is located approximately 1,600 miles southeast of New York, New York and 1,000 miles southeast of Miami, Florida. It is approximately 100 miles long and 35 miles wide. The population of Puerto Rico for 1990, as determined by the United States Census Bureau, was approximately 3.6 million as compared to 3.2 million in 1980. According to estimates of the Puerto Rico Planning Board, the population of Puerto Rico increased to 3.7 million in fiscal 1995. The Puerto Rico Planning Board estimates that the San Juan metropolitan area has a population in excess of 1.0 million.

RELATIONSHIP OF PUERTO RICO WITH THE UNITED STATES.

     The Constitution of Puerto Rico was drafted by a popularly elected constitutional convention, overwhelmingly approved in a special referendum and approved "as a compact" by the United States Congress and the President, becoming effective upon proclamation of the Governor of Puerto Rico on July 25, 1952. Puerto Rico's relationship to the United States under the compact is referred to herein as "commonwealth status." The United States and Puerto Rico share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as a state government does. The people of Puerto Rico are citizens of the United States, but do not vote in national elections and are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives but only limited voting rights. Most federal taxes, except those such as social security taxes which are imposed by mutual consent, are not levied in Puerto Rico. No federal income tax is collected from Puerto Rico residents on ordinary income earned from sources within Puerto Rico, except for Federal employees who are subject to taxes on their salaries. Corporations organized under the laws of Puerto Rico are treated as foreign corporations for federal income tax purposes. For many years there have been two major views in Puerto Rico with respect to the island's relationship to the United States, one essentially favoring the existing commonwealth status and the other favoring statehood.

     On November 14, 1993, a plebiscite was held in Puerto Rico to allow eligible voters an opportunity to express their preference between statehood, Commonwealth (with certain changes) and independence for Puerto Rico. The Commonwealth status obtained the most votes, receiving 48.6% of the votes cast, and statehood and independence received 46.3% and 4.4% of the votes casts, respectively.


     On March 6, 1996, legislation was introduced in the United States House of Representatives providing for a three-stage process to resolve permanently Puerto Rico's political relationship with the United States. The proposed legislation ("H.R. 3024") would have allowed residents of Puerto Rico to choose full self government (either integration into the United States leading to statehood or separate sovereignty in the form of independence, including free association with the United States, via bilateral treaty) or Commonwealth. The proposed legislation provided for three referenda to be held in Puerto Rico starting not later than 1998. Failure to settle on full self government after the three-referenda process would have resulted in the retention of the current Commonwealth status.



     H.R. 3024 was withdrawn prior to being voted upon by the full House of Representatives. While a similar bill was later introduced it was not acted upon prior to the adjournment of the 104th Congress on October 4, 1996. No assurance can be given as to whether or in what form similar legislation may be introduced in the next Congress.


     A change in the political status of Puerto Rico could result in modifications to or elimination of the Puerto Rico laws providing favorable tax treatment for investment in Puerto Rico mortgages and, therefore, could have a material adverse effect on gain on sales from mortgage loans and mortgage-backed securities, particularly tax-exempt GNMA mortgage-backed securities, and the financial performance of FFCC. See "BUSINESS OF THE COMPANY -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" herein. It is not possible to predict to what extent, if any, such adverse effects would be offset by possible beneficial aspects of a change in status.

THE ECONOMY

     Puerto Rico has established policies and programs directed at the development of manufacturing and the expansion and modernization of the island's infrastructure. The investment of funds by mainland United States, foreign and local entities in new factories has been stimulated by selective tax exemption, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities. Economic progress has been aided by significant increases in the levels of education and occupational skills of the island's population. The percentage of the college-age population enrolled in institutions of higher learning has increased from 16.8% in 1970 to 36.8% in 1993.

     The economy of Puerto Rico is closely integrated with that of the mainland United States. During the fiscal year ended June 30, 1995, approximately 89% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 65% of Puerto Rico's imports. For the fiscal year ended June 30, 1995, Puerto Rico experienced a positive adjusted merchandise trade balance of $4.6 billion.

     The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals and electronics. The service sector also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to the expansion of the manufacturing sector.

     Gross product increased from $22.8 billion ($19.3 billion in 1987 prices) for fiscal 1991 to $28.4 billion ($21.2 billion in 1987 prices) for fiscal 1995, an increase of 24.4% (10% in 1987 prices). Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal 1995, aggregate personal income was $27 billion ($22.5 billion in 1987 prices) and personal income per capita was $7,296 ($6,074 in 1987 prices). Average employment increased from 977,000 in fiscal 1991 to 1,051,300 in fiscal 1995. Average unemployment decreased from 15.2% in fiscal 1991 to 13.8% in fiscal 1995.

     Future growth in the Puerto Rico economy will depend on several factors including the condition of the United States economy, the relative stability in the price of oil imports, the exchange value of the U.S. dollars and the level of interest rates and changes to existing tax incentive legislation as discussed below.

     The Small Business Job Protection Act, which was signed into law on August 20, 1996, provides for the repeal of Section 936. The elimination of the benefits of Section 936, without the substitution of another fiscal incentive to attract investment to Puerto Rico, could have an adverse effect on the future growth of the Puerto Rico economy. At this point, the Company cannot predict the impact of the repeal of Section 936 on the economy of Puerto Rico. See "RISK FACTORS -- Economic Conditions in Puerto Rico and Phase-out of Section 936 Tax Benefits."

                              DESCRIPTION OF NOTES


     The Notes are to be issued under an Indenture, to be dated as of October 10, 1996 (the "Indenture"), between the Company and Bankers Trust Company, as Trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."


GENERAL


     The Notes will be unsecured senior indebtedness of the Company, will be limited to $75,000,000 aggregate principal amount, and will mature on October 10, 2006. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from October 10, 1996 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on April 10 and October 10 of each year, commencing on April 10, 1997, to Persons in whose name the Notes are registered at the close of business on the preceding March 25 or September 25, as the case may be. Principal of, and premium, if any, and interest on the Notes will be payable at the offices or agencies of the Company in the City of New York. In addition, payment of interest may, at the option of the Company, be made by check mailed to the Person entitled thereto to such Person's address as it appears in the Securities Register.


BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of registered global notes (the "Global Notes") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Unless and until exchanged in whole or in part for Notes in certificated registered form, the Global Notes may not be transferred except as a whole by the Depositary to another nominee of the Depositary or to a successor depositary or a nominee of such successor.

     Upon the issuance of the Global Notes, the Depositary will credit on its book-entry registration and transfer system the principal amount of the notes represented by the Global Notes to accounts of participant institutions that have accounts with the Depositary. The accounts to be credited shall be designated by the Underwriter, dealers or agents. Owners of beneficial interest in the Global Notes that are not participants or Persons that may hold through participants but desire to purchase, sell or otherwise transfer ownership of the Notes by book-entry on the records of the Depositary may do so only through participants and Persons that may hold through participants. Because the Depositary can only act on behalf of participants and Persons that may hold through participants, the ability of an owner of a beneficial interest in the Global Notes to pledge Notes to Persons that do not participate in the book-entry and transfer system of the Depositary, or otherwise take actions in respect to such Notes, may be limited. In addition, the laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

     So long as the Depositary, or its nominee, is the registered owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definite form and will not be considered the owners or Holders thereof under the Indenture.

     Accordingly, each Person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder of Notes under the Indenture or such Global Notes. The Company understands that, under existing industry practice, in the event the Company requests any action of Holders of Notes, or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the Holder of such Global Notes, is entitled to take, the Depositary would authorize the participants to take such action and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal and interest payments on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Notes. None of the Company, the Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Depositary has advised the Company and the Trustee that its current practice upon receipt of any payment of principal, premium, if any, or interest, if any, is immediately to credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Notes as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants. Owners of beneficial interests in the Global Notes that hold through the Depositary under a book-entry format (as opposed to holding certificates directly) may experience some delay in the receipt of interest payments since the Depositary will forward payments to its participants, which in turn will forward them to Persons that hold through participants or such owners.

     If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company or the Depositary within ninety days, the Company will issue Notes in definitive form in exchange for the Global Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by the Global Notes and, in such event, the Company will issue Notes in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of participants and to facilitate the clearance and settlement of securities transactions among the participants in deposited securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depositary only through participants or indirect participants. The rules applicable to the Depositary and the participants are on file with the Commission. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

OPTIONAL REDEMPTION


     The Notes will be redeemable as a whole or in part, at the option of the Company at any time, and from time to time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 25 basis points, plus in each case accrued interest to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means BT Securities Corporation or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the Reference Treasury Dealer Quotation for such redemption date, in each case, as calculated by the Company. "Reference Treasury Dealer Quotation" means the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company and the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date. The Company will provide the Trustee with an officers' certificate setting forth the redemption price prior to 11:00 a.m. on the second business day preceding such redemption date.

     "Reference Treasury Dealer" means BT Securities Corporation, and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefore another Primary Treasury Dealer.

     Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

     The Notes will be senior unsecured indebtedness of the Company, ranking senior to all subordinated indebtedness of the Company and pari passu with all other existing and future senior unsecured indebtedness of the Company.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

 Limitation on Company and Subsidiary Indebtedness and Disqualified Stock

     The Company will not, and will not permit any of its Subsidiaries, directly or indirectly to, create, incur, assume, become liable for or guarantee the payment of (collectively, "incur") any Indebtedness or issue or become obligated with respect to any Disqualified Stock unless at the time of such event and after giving pro forma effect thereto (including the application of the proceeds, if any, thereof) (i) the Consolidated Interest Coverage Ratio of the Company is greater than 3.0 to 1.0, (ii) no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) such Indebtedness is not Restricted Indebtedness.

     The limitations contained in the previous paragraph will not apply to (i) Permitted Indebtedness, (ii) Refinancing Indebtedness and (iii) Indebtedness owed to and held by the Company or a Subsidiary; provided, however, that any subsequent issuance or transfer of Capital Stock which results in any such Subsidiary ceasing to be a Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Subsidiary) shall be deemed in each case, to constitute the incurrence of such Indebtedness by the Company.

  Limitation on Restricted Payments


     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any Restricted Payment unless (i) at the time of and after giving effect to the proposed Restricted Payment, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (ii) at the time of and after giving effect to the proposed Restricted Payment, the aggregate amount of all Restricted Payments made after the date of original issuance of the Notes shall not exceed the sum of (a) 50% of the aggregate Consolidated Net Income (or, in the case of a Consolidated Net Loss, minus 100% of such Loss) of the Company for the period (taken as one accounting period) commencing on October 1, 1996 to and including the last day of the fiscal quarter ended immediately prior to the date of the proposed Restricted Payment, plus (b) the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution filed with the Trustee), received by the Company from the issuance or sale (other than to a Subsidiary) after the date of original issuance of the Notes, of (A) shares of its Capital Stock (other than Disqualified Stock) or (B) Indebtedness of the Company which has been converted into or exchanged for shares of its Capital Stock (other than Disqualified Stock) plus (c) $15,000,000.


     The provisions of the previous paragraph shall not be deemed to prohibit
(i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of the Indenture, (ii) the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or of any Subsidiary in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the proceeds of a substantially concurrent issue and sale (other than to a Subsidiary) of, other shares of Capital Stock (other than Disqualified Stock) of the Company, or (iii) the declaration or payment of any dividend payable exclusively in shares of Capital Stock (other than Disqualified Stock) of the Company.

     The Restricted Payments described in clauses (ii) and (iii) of the previous paragraph shall not be applied to reduce the amount available under clause (ii) of the first paragraph of this "Limitation on Restricted Payments" covenant, nor shall the proceeds from any issuance and sale of Capital Stock referred to in such clause (ii) be included in "aggregate net proceeds" for purposes of subclause (ii)(b) of the first paragraph of this "Limitation on Restricted Payments" covenant. The payment of dividends under clause (i) of the previous paragraph shall not reduce the amount available under clause (ii) of such first paragraph, but the amount available under such clause (ii) shall be reduced when such dividends are declared.

  Limitation on Liens

     The Company will not, nor will it permit any Subsidiary to, at any time create, assume, guarantee or suffer to exist any Indebtedness of the Company or any Subsidiary secured by any Lien (other than a Permitted Lien) on any Property, shares of Capital Stock or Indebtedness of the Company or of any Subsidiary, whether now owned or acquired after the date of the Indenture, without in any such case effectively providing, concurrently with the creation, assumption or guarantee of such Indebtedness, that the Notes shall, so long as any such other Indebtedness shall be so secured (and, if the Company shall so determine, any other existing indebtedness (or Indebtedness thereafter in existence) created, assumed or guaranteed by the Company or any Subsidiary), be secured by any such Lien equally and ratably with or prior to any and all other Indebtedness thereby secured.

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind, on the ability of any Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock; (ii) pay any Indebtedness owed to the Company or any other Subsidiary; (iii) make loans, advances or capital contributions to the Company or any other Subsidiary; or
(iv) sell, lease or transfer any of its property or assets to the Company or any other Subsidiary. The foregoing limitations shall not apply to encumbrances or restrictions existing under or by reason of (a) any encumbrances or restrictions pursuant to an agreement in effect on the date of the Indenture, (b) any restrictions, with respect to a Person that is not a Subsidiary on the date of the Indenture, under any agreement in existence at the time such Person becomes a Subsidiary (unless such agreement was entered into in connection with, or in contemplation of, such Person becoming a Subsidiary on or after the date of the Indenture), (c) any restrictions existing under any agreement that amends, refinances or replaces the agreement containing restrictions described in the foregoing clauses (a) and (b) and this clause (c), provided that the terms and conditions of any such restrictions are no less favorable to the Holders of the Notes than those under the agreement so amended, refinanced or replaced, (d) customary non-assignment or sublease provisions of any lease governing a leasehold interest of any Subsidiary, (e) those imposed by applicable law or regulation, (f) those imposed by an agreement with a regulatory authority, and
(g) any restrictions with respect to a Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary.

  Limitation on Sales of Assets

     The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, effect any Asset Disposition unless the Company or such Subsidiary, as the case may be, receives consideration for such Asset Disposition at least equal to the fair market value of the property or other assets sold or disposed (as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution filed with the Trustee). The restrictions contained in this section shall not apply to or prevent the consolidation or merger of a Wholly Owned Subsidiary with, or a conveyance or transfer of its properties and assets as an entirety or substantially as an entirety to, the Company or another then existing Wholly Owned Subsidiary.

  Transactions with Affiliates

     The Company will not, and will not permit any Subsidiary to, enter into or be a party to any material transaction or arrangement or series of transactions or arrangements with any Affiliate (including, without limitation, the purchase from, sale to, or exchange of assets or property with, or the rendering of any service by or for, any Affiliate and excluding any transaction or arrangement between the Company and any Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries), unless (i) such transaction or arrangement is entered into pursuant to the reasonable requirement of the Company's or such Subsidiary's existing or proposed business, upon fair and reasonable terms no less favorable to the Company or such Subsidiary than it would obtain in a comparable arm's-length transaction with a person other than an Affiliate, and (ii) with respect to a transaction or arrangement or series of related transactions or arrangements involving aggregate value in excess of $2,000,000, such transaction is approved by a majority of the members of the Board of Directors having no personal stake in such transaction or arrangement as evidenced by a Board Resolution filed with the Trustee, provided that the provisions of clause (ii) shall not be applicable to transactions or arrangements between the Company and HRU, Inc.

  Limitation on Capital Stock of Subsidiaries


     The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Subsidiary or (ii) permit a Subsidiary to issue or sell any Capital Stock or other equity interest to any Person (other than to the Company or to a Wholly-Owned Subsidiary of the Company); provided that the foregoing restrictions shall not apply (x) to any such sale, disposition or issuance which does not exceed $5,000,000 in fair market value (as determined in good faith by the Company), (y) to the issuance and sale of nonvoting, nonconvertible preferred stock of any Subsidiary, provided that the aggregate liquidation or stated value of all such nonvoting, nonconvertible preferred stock does not exceed 5% of the Consolidated Net Tangible Assets of the Company and (z) to the issuance or sale of qualifying shares to a director.


  Line of Business

     The Company and its Subsidiaries shall continue to engage in the business of mortgage banking and lending, servicing mortgage loans and other financial services (including banking, consumer finance and broker-dealer operations and any other activity that would be permissible for a federal savings association, a national or Puerto Rico chartered commercial bank or a bank or savings and loan holding company) as their principal business.

  Consolidations, Mergers and Sales of Assets by the Company

     The Company may not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its Property to any Person, nor shall the Company permit any Person to consolidate with or merge into the Company or convey, transfer or lease all or substantially all of its Property to the Company unless (i) the Person formed by such consolidation or into which the Company is merged or the Person to which the Property of the Company is so conveyed, transferred or leased shall be a corporation, partnership or trust organized and existing under the laws of the United States, any State thereof, the Commonwealth of Puerto Rico or the District of Columbia and shall expressly assume the payment of the principal of (and premium, if any) and interest on the Notes and the performance of the other covenants of the Company under the Indenture; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, such Person would be able to incur $1.00 in additional indebtedness under the "Limitation on Company and Subsidiary Indebtedness and Disqualified Stock" covenant (assuming the applicability of such provision to such Person in the event that such Person is not the Company); (iv) immediately after giving effect to such transaction, such Person shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and (v) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer or lease and any supplemental indenture relating thereto comply with the Indenture and that all conditions precedent under the Indenture have been complied with.

CERTAIN DEFINITIONS

     "Affiliate" of any specified Person means any other Person (i) directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (ii) which beneficially owns 10% or more of the Voting Stock of such specified Person; or (iii) 10% or more of the Voting Stock (or in the case of a Person which is not a corporate entity, 10% of the equity interest) of which is owned by such specified Person or a subsidiary thereof. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.


     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries (other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of any asset, including without limitation, loans, mortgage-backed securities, Servicing Assets and other securities, in the ordinary course of business and (iii) a disposition of property or other assets having a fair market value (as determined in good faith by the Company) of not more than $1,500,000. For purposes of this definition, the term "Asset Disposition" shall include any disposition by means of a merger, consolidation or similar transaction unless such merger, consolidation or similar transaction is not in violation of the provisions described under the "Consolidation, Merger and Sale of Assets" covenant.

     "Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (including debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

     "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purposes of this Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with such principles.

     "Consolidated EBITDA" means, with respect to the Company for any period,
(i) the sum of, without duplication, the amount for such period, taken as a single accounting period, of (a) Consolidated Net Income, (b) Consolidated Non-cash Charges, (c) Consolidated Interest Expense and (d) Consolidated Income Tax Expense, less (ii) Consolidated Non-cash Net Income Contributions.

     "Consolidated Income Tax Expense" means, with respect to the Company for any period, the provision for federal, state, local and foreign income taxes of the Company and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Coverage Ratio" means, with respect to the Company, the ratio of the aggregate amount of Consolidated EBITDA of the Company for the four full fiscal quarters for which financial information in respect thereof is available immediately preceding the date of the transaction (for purposes of this definition, the "Transaction Date") giving rise to the need to calculate the Consolidated Interest Coverage Ratio (such four full fiscal quarter period being referred to herein for purposes of this definition as the "Four Quarter Period") to the aggregate amount of Consolidated Interest Expense of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition "Consolidated EBITDA" and "Consolidated Interest Expense" shall be calculated after giving effect on a pro forma basis for the period of such calculation to, without duplication, (a) the incurrence of any Indebtedness of the Company or its Subsidiaries during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (for purposes of this definition, the "Reference Period"), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation (and the application of the net proceeds thereof), as if such incurrence (and application) occurred on the first day of the Reference Period, (b) an adjustment to eliminate or include, as the case may be, the Consolidated EBITDA and Consolidated Interest Expense of such Person directly or indirectly attributable to assets which are the subject of any acquisition, which gives rise to the need to make such calculation occurring during the Reference Period, as if such acquisition occurred on the first day of the Reference Period and (c) the retirement of Indebtedness during the Reference Period which cannot thereafter be reborrowed under the agreement pursuant to which it was incurred occurring as if retired on the first day of the Reference Period. For purposes of calculating "Consolidated Interest Expense" for this "Consolidated Interest Coverage Ratio," interest on Indebtedness incurred during the Four Quarter Period under any revolving credit facility which can be borrowed and repaid without reducing the commitments thereunder shall be the actual interest during the Four Quarter Period. Furthermore, in calculating "Consolidated Interest Expense" for purposes of determining the denominator (but not the numerator) of this "Consolidated Interest Coverage Ratio", (i) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date, (ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other money market rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Reference Period, and

(iii) notwithstanding clauses (i) and (ii) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements. If the Company or its Subsidiaries directly or indirectly guaranteed Indebtedness of a third person, the above clauses shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or its Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

     "Consolidated Interest Expense" means, with respect to the Company for any period, without duplication, the sum of (i) the interest expense of the Company and its Subsidiaries with respect to Indebtedness other than Permitted Indebtedness and Refinancing Indebtedness (other than Indebtedness under the Indenture and the Convertible Subordinated Debentures and Refinancing Indebtedness thereon) for such period as determined on a consolidated basis in accordance with GAAP, excluding the amortization of fees related to the issuance of the Notes, but including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation which in accordance with GAAP is required to be reflected on an income statement, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and (e) all accrued interest and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" or "Consolidated Net Loss" means, with respect to the Company for any period, the consolidated net income (or loss) of the Company and its Subsidiaries for such period as determined in accordance with GAAP consistently applied adjusted, to the extent included in calculating such net income, by excluding, without duplication, (i) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto) and the non-recurring cumulative effect of accounting charges, (ii) the portion of net income (or loss) of the Company and its Subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by the Company, (iii) net income (or loss) of any Person combined with the Company or its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss realized upon the termination of any employee pension benefit plan, on an after-tax basis, (v) gains (net of fees and expenses relating to the transaction giving rise thereto) or losses in respect of any Asset Dispositions by the Company or its Subsidiaries, on an after-tax basis and
(vi) the net income of any Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Tangible Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of any Person and its subsidiaries as the total assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of such Person and its subsidiaries, determined on a consolidated basis in accordance with GAAP, after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of (without duplication): (i) the excess of cost over fair market value of assets or businesses acquired; (ii) any reevaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of such Person immediately preceding the date of the Indenture as a result of a change in the method of valuation in accordance with GAAP; and (iii) unamortized debt discount and expenses, other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items (if included in total assets).

     "Consolidated Net Worth" means the total stockholders' equity (exclusive of any Disqualified Capital Stock) of any Person and its subsidiaries determined on a consolidated basis in accordance with GAAP.

     "Consolidated Non-cash Charges" means, with respect to the Company for any period, the aggregate depreciation, amortization (including amortization of excess servicing fees receivable, cost in excess of fair value of net assets acquired, amortization of debt issuance costs and mortgage servicing rights) and other non-cash expenses (including, without limitation, allowance for loan and lease losses, non-cash reserves and non-cash charges) of the Company and its Subsidiaries reducing Consolidated Net Income of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Non-cash Net Income Contributions" means, with respect to the Company for any period, the additions to excess servicing fees receivable and the increase in originated mortgage servicing rights (OMSR) of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.


     "Convertible Subordinated Debentures" means the 8.25% Convertible Subordinated Debentures due January 1, 2006 issued pursuant to the Debenture Purchase Agreement, dated as of September 25, 1995, as amended and restated as of December 15, 1995, between the Company and Banponce Corporation, a Puerto Rico corporation.



     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to October 10, 2006.


     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect from time to time.

     "Holder" means a Person in whose name a Note is registered in the Security Register.

     "Indebtedness" of any Person means (i) any liability of such Person (a) for borrowed money, (b) secured by any Lien, (c) evidenced by a bond, note, debenture or similar instrument (including a purchase money instrument), other than a trade payable or current liability arising in the ordinary course of business, (d) created or arising under any conditional sale or other title retention agreement, (e) which is a "take-or-pay" obligation, (f) for the payment of money relating to a Capitalized Lease Obligation, (g) for reimbursement in respect of letters of credit but only to the extent that the letters of credit do not support an obligation of such Person already included in Indebtedness or which would constitute Permitted Indebtedness of such Person, or (h) under Interest Rate Protection Agreements (other than Interest Rate Protection Agreements relating to or in connection with Permitted Indebtedness);
(ii) any liability of others described in the preceding clause (i) that the Person has guaranteed or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above, but excluding contingent recourse obligations or contingent recourse liabilities related to the Company's mortgage servicing portfolio or mortgage servicing rights of the Company and its Subsidiaries and obligations as a servicer under mortgage servicing agreements to make advances on mortgage loans in advance of receipt of payment from the underlying obligors. Notwithstanding the foregoing, any securities issued in a securitization by a special purpose trust on similar entity to which mortgage loans or mortgage-backed securities have been sold or otherwise transferred by or on behalf of the Company or any Subsidiary of the Company or by any person to which the Company or any Subsidiary shall have sold mortgage loans or mortgage-backed securities in connection with such securitization transaction shall not be treated as Indebtedness regardless of whether such securities are treated as indebtedness for tax purposes.

     "Interest Rate Protection Agreement" of any Person means any interest rate swap agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement designed to protect such Person or any of its subsidiaries against fluctuations in interest rates.

     "Lien" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes of this definition, a Person shall be deemed to own subject to a Lien any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

     "Permitted Indebtedness" means (i) Indebtedness of the Company and its Subsidiaries outstanding immediately following the issuance of the Notes and the application of the proceeds thereof; (ii) deposit liabilities of any Subsidiary, the deposits of which are insured by the Federal Deposit Insurance Corporation or any successor agency to the fullest extent permitted by law; (iii) Indebtedness of the Company or any Subsidiary incurred in the ordinary course of business pursuant to overdraft facilities; (iv) Indebtedness of the Company or any Subsidiary to the Federal Home Loan Bank of New York or any successor thereto incurred in the ordinary course of business and secured by mortgage loans, mortgage-backed securities or other permitted collateral (including term notes payable to private investors collateralized by letters of credit issued by the Federal Home Loan Bank of New York); (v) Indebtedness of the Company or any Subsidiary incurred in the ordinary course of business and secured by mortgage loans, mortgage-backed securities, asset-backed securities or Servicing Assets (other than term facilities secured by Servicing Assets) or any other type of security in the case of AAA Financial, including commercial paper notes that are credit enhanced pursuant to credit facilities which are secured by any such assets; (vi) Indebtedness of the Company or any Subsidiary under any mortgage loan repurchase agreements or securities repurchase agreements entered into in the ordinary course of business; (vii) Indebtedness of the Company or any Subsidiary under, or incurred to finance or settle, any put obligation entered into in the ordinary course of business in connection with the sale or financing of mortgage loans or mortgage-backed securities; and (viii) Indebtedness of the Company or any Subsidiary under Interest Rate Protection Agreements related to or in connection with (i) through (vii) above.

     "Permitted Liens" means (i) any purchase money Lien on any Property acquired after the date of the Indenture by the Company or any Subsidiary or constructed or improved after the date of the Indenture by the Company or any Subsidiary to secure or provide for the payment of all or a part of the purchase price thereof, or any Indebtedness incurred to finance the purchase thereof or cost of construction or cost of improvement of such property; provided that (a) such Liens shall not extend to any other Property of the Company or any Subsidiary, and (b) any Indebtedness secured by any such Lien shall not exceed an amount equal to 100% of the lesser of the purchase price or fair market value at the time of acquisition of the Property (the amount to be determined in good faith by the Company); (ii) all Liens on Property of the Company or any Subsidiary existing on the date of the Indenture; (iii) Liens created in connection with property taxes and assessments or governmental charges or levies and Liens securing claims of mechanics and materialmen in the ordinary course of business; (iv) Liens in favor of the Company or a Subsidiary securing Indebtedness of a Subsidiary; (v) Liens on Property existing at the time of acquisition thereof (including acquisition through merger or consolidation); provided that (a) such Liens shall not extend to any other Property of the Company or any Subsidiary, and (b) such Liens shall not have been created, incurred or assumed in contemplation of such Property being acquired by the Company or any Subsidiary; (vi) Liens securing the Notes; (vii) Liens incidental to the conduct of business or the ownership of properties (including warehousemen's and attorneys' liens and statutory landlord's liens and liens to secure the deposit of public funds or trust funds in the case of Doral Federal);
(viii) Liens arising by reason of any judgment, decree or order of any court, so long as such Lien is adequately bonded, any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated and the period within which such proceedings may be initiated shall not have expired; (ix) Liens securing Indebtedness referred to in clauses (i) and (iii)-(viii) of the definition of "Permitted Indebtedness" above; (x) Liens securing residential mortgage servicing assets; (xi) Liens in favor of Financial Security Assurance or other insurance or credit enhancement provider on residual certificates or interests of mortgage trusts; and (xii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing subparagraphs (i) through (xi); provided that any of the foregoing are limited to the same Property subject to, and securing no more Indebtedness than, the Lien so extended, renewed or replaced.

     "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its subsidiaries under GAAP.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company or its Subsidiaries outstanding on the date of the Indenture or other Indebtedness permitted to be incurred by the Company or its Subsidiaries pursuant to the terms of the Indenture, but only to the extent that (i) such newly incurred Indebtedness is subordinated to the Notes to the same extent as the Indebtedness being refunded, refinanced or extended; (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the Stated Maturity of the Notes; (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the Stated Maturity of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the Stated Maturity of the Notes; (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that (a) the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Subsidiary and
(b) any Subsidiary may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any other Subsidiary.

     "Restricted Indebtedness" means any Indebtedness that (i) is subordinated in right of payment to the Notes; and (ii) requires any principal payment, redemption payment or sinking fund payment thereon, in whole or in part, to be made on or prior to the Stated Maturity of the Notes; provided that any Indebtedness which qualifies as Refinancing Indebtedness shall not be deemed to constitute Restricted Indebtedness.


     "Restricted Investment" shall mean any investment in, loan or advance to, guarantee on behalf of, directly or indirectly, or other transfer of assets to
(i) any Person, whether in corporate, partnership or other legal form, in which the Company or any of its Subsidiaries holds a 50% or less interest; or (ii) any Subsidiary that is subject to restrictions, direct or indirect, on the declaration or payment of dividends or similar distributions, or the making of intercompany loans or advances, by that Subsidiary to the Company or to any other Subsidiary under the terms of its certificate of incorporation or any agreement, instrument, judgment, order, decree, statute (other than Puerto Rico or any State corporate law or any equivalent restriction relating to federal savings associations or commercial banks), rule or governmental regulation binding upon such Subsidiary.


     "Restricted Payment" means (i) any declaration or payment of any dividend or other distribution on Capital Stock of the Company or any of its Subsidiaries (other than wholly-owned Subsidiaries), other than dividends or distributions payable in Capital Stock (other than Disqualified Stock) or options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock); (ii) any redemption, purchase requirement, or other acquisition for value (other than value represented by Capital Stock (other than Disqualified Stock) or options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock)) of the Capital Stock of the Company or any of its Subsidiaries (other than wholly-owned Subsidiaries); (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness of the Company which is subordinated in right of payment to the Notes other than (a) with the proceeds from the incurrence of Refinancing Indebtedness related thereto or (b) in exchange for Capital Stock (other than Disqualified Stock) or options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) or (c) with respect to Convertible Subordinated Debentures; or (iv) any Restricted Investment.

     "Security Register" means the register maintained in the office or agency designated pursuant to the Indenture in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and transfer of Notes.

     "Servicing Assets" means, at any time, the portfolio of outstanding residential mortgage loans with respect to which the Company has direct servicing rights.

     "Stated Maturity" when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     A "subsidiary" of any Person means (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person or (ii) any other Person in which such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Subsidiary" means any subsidiary of the Company.

     "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force on the date the Indenture is executed.

     "U.S. Government Obligations" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

     "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors or other governing body of such Person.


     "Wholly-Owned Subsidiary" means a Subsidiary of which all issued and outstanding Capital Stock (other than directors' qualifying shares) is owned beneficially and of record by the Company and/or one or more Wholly-Owned Subsidiaries of the Company.


EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (i) failure to pay principal of or premium, if any, on any Note when due or to pay any redemption price; (ii) failure to pay any interest on any Note when due, continuing for 30 days; (iii) failure to perform any other covenant of the Company or breach by the Company of any warranty in the Indenture, continuing for 60 days in each case after written notice as provided in the Indenture; (iv) failure of the Company or any Subsidiary to pay the principal of any Indebtedness for money borrowed with a principal amount then outstanding in excess of $10,000,000, individually or in the aggregate, when such Indebtedness becomes due and payable at its final maturity and such failure shall continue after any applicable grace period specified in the agreement relating to such Indebtedness; or any default on any such Indebtedness which results in such Indebtedness becoming due and payable prior to its final maturity; (v) certain undischarged or unbonded final judgments for the payment of money in excess of $10,000,000 against the Company; and (vi) certain events of bankruptcy, insolvency or reorganization.

Subject to the provisions of the Indenture and the Trust Indenture Act relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default other than the non-payment of accelerated principal have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see
"-- Modification and Waiver."

     The Indenture provides that no Holder of a Note may pursue any remedy under the Indenture unless the Trustee shall have failed to act after notice of an Event of Default and request by Holders of at least 25% in principal amount of the Notes then outstanding and the offer to the Trustee of indemnity satisfactory to it; provided that such provision does not affect the right to sue for enforcement of any overdue payment on the Notes.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each Note affected thereby, (i) change the maturity date of the principal of, or any installment of interest on, any Note; (ii) reduce the principal amount of, or the premium or interest on, any Note; (iii) change the place or currency of payment of principal of, or premium or interest on, any Note; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note; (v) reduce the above-stated percentage of Notes necessary to modify or amend the Indenture; or (vi) reduce the percentage of aggregate principal amount of Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding may waive compliance by the Company with certain provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Notes then outstanding may waive any past default under the Indenture, except (i) a default in the payment of principal, premium or interest; and (ii) a default with respect to certain other provisions.

DEFEASANCE AND DISCHARGE OF INDENTURE

     The Company may discharge any and all obligations in respect of the Notes then outstanding if (i) all such Notes mature within one year or are to be called for redemption within one year; (ii) the Company irrevocably deposits with the Trustee, in trust, money in United States Dollars and/or U.S. Government Obligations sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each installment of interest, if any, on the Notes then outstanding to maturity or redemption, as the case may be; and (iii) certain other conditions are satisfied.

     The Company may omit to comply with certain restrictive covenants that are described in the Indenture and any such omission will not be deemed to be a default or an Event of Default under the Indenture and Notes upon irrevocable deposit with the Trustee, in trust, of money in United States Dollars and/or U.S.

Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Notes then outstanding. The obligations under the Indenture, other than with respect to the covenants described in the preceding sentence, and the Events of Default under the Indenture, other than the Events of Default relating to such covenants, shall remain in full force and effect. Such trust may only be established if, among other things, (a) the Company has delivered to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the Holders of the Notes to recognize gain or loss for United States Federal income tax purposes; (b) the Notes, if then listed on any securities exchange, will not be delisted as a result of such deposit; (c) no Event of Default shall have occurred or be continuing (A) on the date of such deposit, or (B) insofar as certain events of bankruptcy, insolvency, or reorganization are concerned, at any time during the period ending on the 123rd day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); (d) such defeasance or covenant defeasance will not result in the trust arising from such deposit being in violation of the Investment Company Act of 1940, as amended; and (3) certain other conditions are satisfied.

THE TRUSTEE

     Bankers Trust Company is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

     The Trustee is an affiliate of BT Securities Corporation, which is acting as underwriter for the Notes, and is the administrative and syndicate agent and a lender under the Syndicated Credit Agreement. The Trustee and its banking affiliates may have other banking relationships with the Company in the ordinary course of business.

     The Trust Indenture Act imposes certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

     In the case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of its own affairs in the exercise of its powers.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, without regard to the principals of conflicts of law.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by a U.S. Holder (as defined below). The Summary is based upon laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). This summary deals only with initial purchasers of Notes at the issue price that are U.S. Holders and that will hold Notes as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for federal tax purposes or investors whose functional currency is not the U.S. Dollar) and does not discuss the consequences to a holder under state, local or foreign tax laws. Prospective investors are advised to consult their own tax advisors regarding the federal, state, local and other tax considerations of holding and disposing of the Notes.

     As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia) or (iii) a person or entity that is otherwise subject to U.S. federal income tax on a net income basis in respect of income derived from the Notes.

     The following summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

STATED INTEREST

     Interest paid on a Note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by the Company on the Notes generally will constitute income from sources outside the United States. Prospective investors should consult their tax advisors concerning the applicability of the source of income rules to income attributable to the Notes.

PURCHASE, SALE, EXCHANGE, RETIREMENT AND REDEMPTION OF THE NOTES

     In general, a U.S. Holder's tax basis in a Note will equal the price paid for the Note. A U.S. Holder generally will recognize gain or loss on the sale, exchange, retirement, redemption or other disposition of a Note (or portion thereof) equal to the difference between the amount of cash and the fair market value of any property received on such disposition and the U.S. Holder's tax basis in the Note (or portion thereof). Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on such disposition of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year. Any such gain will generally be U.S. source income.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of interest and principal on, and the proceeds of sale or other disposition of Notes payable to a U.S. Holder may be subject to information reporting requirements, and backup withholding at a rate of 31% may apply to such payments unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount paid as backup withholding will be creditable against the holder's U.S. federal income tax liability. A U.S. Holder that provides an incorrect taxpayer identification number may be subject to penalties imposed by the Code. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

EFFECT OF PUERTO RICO WITHHOLDING TAXES

     If payments on the Notes are subject to Puerto Rico withholding taxes, U.S. Holders will be treated as having actually received the amount of Puerto Rico taxes withheld by the Company with respect to a Note and then having paid over such withheld taxes to the Puerto Rico taxing authorities. Subject to certain limitations, a U.S. Holder would generally be entitled to a credit against the U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any Puerto Rico income taxes withheld by the Company. Prospective investors should consult their tax advisors as to the U.S. federal income tax consequences of Puerto Rico withholding taxes and the availability of a foreign tax credit or deduction.

                  CERTAIN PUERTO RICO INCOME TAX CONSEQUENCES


     The following discussion of certain Puerto Rico income tax consequences to holders of Notes with respect to the acquisition, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion below does not purport to deal with all aspects of Puerto Rico taxation that may be relevant to particular investors. Prospective investors are advised to consult their own tax advisors regarding the Puerto Rico income tax consequences of the acquisition, ownership and disposition of the Notes and the applicability of the income and withholding tax provisions described below.


PAYMENTS TO NON-RESIDENT HOLDERS OF THE NOTES

     Under the PRIRC, interest on Notes received by a holder of the Notes who is
(i) not a U.S. citizen and not a resident of Puerto Rico or (ii) a foreign corporation or partnership (i.e., not organized under the laws of Puerto Rico) not engaged in a trade or business in Puerto Rico or (iii) a foreign trust (each, a "Non-Resident Holder") will be exempt from Puerto Rico income and withholding tax, except in the case of any such Non-Resident Holder that may be regarded as a "related person" with respect to the Company. For this purpose, a "related person" generally will be one that directly or indirectly owns 50% or more in value of the stock of the Company.


     On September 13, 1996, legislation was enacted which, among other things, amended the PRIRC to provide that interest on bonds and other evidence of indebtedness of residents of Puerto Rico, whether individuals or corporations, received by United States citizens non-residents of Puerto Rico is sourced outside of Puerto Rico and therefore, exempt from Puerto Rico income and withholding taxes.


SALE OF NOTES BY A NON-RESIDENT NOTEHOLDER

     Any gain realized by a Non-Resident Holder from the sale or exchange of Notes outside Puerto Rico will not be subject to Puerto Rico income taxation.

                                  UNDERWRITING

     BT Securities Corporation is acting as underwriter (the "Underwriter") of the Notes. Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Underwriter has agreed to purchase, and the Company has agreed to sell to it, $75,000,000 aggregate principal amount of Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to the approval of certain legal matters by counsel and various other conditions. The nature of the Underwriter's obligations is such that it is committed to purchase all of the above Notes if any are purchased. The Underwriter proposes to offer the Notes directly to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of 1.25% of the principal amount of the Notes.

     The Notes are a new issue of securities with no established trading market. The Underwriter has advised the Company that it intends to make a market in the Notes but the Underwriter is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Act, or will contribute to payments that the Underwriter may be required to make in respect thereof.

     Bankers Trust Company, an affiliate of BT Securities Corporation, is the trustee with respect to the Notes and administrative and syndicate agent and a lender under an existing Syndicated Credit Agreement with the Company. See "DESCRIPTION OF THE NOTES -- The Trustee."

                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the Notes offered hereby will be passed upon for the Company by Pietrantoni Mendez & Alvarez, San Juan, Puerto Rico. Certain legal matters in connection with the Notes will be passed upon for the Underwriter by Cahill Gordon & Reindel, New York, New York. Pietrantoni Mendez & Alvarez will rely on the opinion of Cahill Gordon & Reindel as to certain matters of New York law.


                                    EXPERTS

     The financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

             FIRST FINANCIAL CARIBBEAN CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
CONSOLIDATED ANNUAL AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................   F-2
Financial Statements
  Consolidated Balance Sheet as of December 31, 1995 and 1994.........................   F-3
  Consolidated Statement of Income and Retained Earnings for the years ended December
     31, 1995, 1994, and 1993.........................................................   F-4
  Consolidated Statement of Changes in Capital Stock for the years ended December 31,
     1995, 1994 and 1993..............................................................   F-5
  Consolidated Statement of Cash Flows for the years ended December 31, 1995, 1994 and
     1993.............................................................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-8
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Balance Sheet as of June 30, 1996 and December 31, 1995..................  F-36
Consolidated Statement of Income and Retained Earnings for the quarter ended and the six months ended June 30, 1996 and June 30, 1995....................................  F-37
Consolidated Statement of Cash Flows for the six months ended June 30, 1996 and June
  30, 1995............................................................................  F-38
Notes to Consolidated Financial Statements............................................  F-39

     All financial schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
First Financial Caribbean Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings, of changes in capital stock and of cash flows present fairly, in all material respects, the financial position of First Financial Caribbean Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," effective April 1, 1995.

Price Waterhouse

Certified Public Accountants
(of Puerto Rico)
License No 10 Expires Dec. 1, 1998
Stamp 1327038 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

San Juan, Puerto Rico
February 2, 1996

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                        1995           1994
                                                                    ------------   ------------
                                            ASSETS
Cash and cash equivalents.........................................  $ 59,871,646   $ 35,916,125
Mortgage loans held for sale, net.................................   245,484,255    263,773,383
Mortgage-backed securities held for trading.......................   407,941,495    319,203,574
Securities held to maturity.......................................    77,945,425     66,804,426
Securities available for sale.....................................    14,578,997             --
Loans receivable, net.............................................    51,355,258     34,808,938
Accounts receivable and mortgage servicing advances, net..........     9,591,627      7,086,045
Accrued interest receivable.......................................     8,155,028      7,874,551
Mortgage servicing rights.........................................    11,164,065      3,543,032
Excess servicing fees receivable..................................    10,407,297      8,756,589
Property, leasehold improvements and equipment, net...............     6,504,725      7,466,980
Cost in excess of fair value of net assets acquired...............     6,526,131      6,609,402
Real estate held for sale, net....................................     2,084,541      2,115,911
Prepaid and other assets..........................................     6,311,571      4,060,368
                                                                    ------------   ------------
          Total assets............................................  $917,922,061   $768,019,324
                                                                     ===========    ===========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Loans payable.....................................................  $234,706,497   $265,705,957
Securities sold under agreements to repurchase....................   363,728,000    303,730,017
Deposit accounts..................................................    95,740,441     66,471,111
Notes payable.....................................................    51,682,156     17,055,480
Advances from Federal Home Loan Bank of N.Y.......................    10,407,111        419,245
Convertible Subordinated Debentures...............................    10,000,000             --
Accounts payable and other liabilities............................    17,376,204     17,792,644
Income tax payable................................................       388,041      2,571,773
Deferred tax liability............................................     4,877,068      3,776,899
                                                                    ------------   ------------
          Total liabilities.......................................   788,905,518    677,523,126
                                                                    ------------   ------------
Commitments and contingencies (Note 25)...........................
                                                                    ------------   ------------
Stockholders' equity:
  10.5% Cumulative Convertible Preferred Stock, Series A, $1 par
     value, 2,000,000 shares authorized;
     108,397 shares issued and outstanding (1994 -- 204,329)
     (liquidating preference of $10 per share,
     aggregating $1,083,970)......................................       108,397        204,329
  Common stock, $1 par value, 10,000,000 shares authorized;
     8,884,170 shares issued and outstanding
     (1994 -- 7,182,306)..........................................     8,884,170      7,182,306
  Paid-in capital.................................................    38,329,800     16,674,402
  Retained earnings...............................................    81,892,300     66,706,435
                                                                    ------------   ------------
                                                                     129,214,667     90,767,472
Unrealized gain on securities available for sale..................         8,856             --
Treasury stock at par value, 14,000 shares........................       (14,000)       (14,000)
Unearned compensation under employment contracts..................      (192,980)      (257,274)
                                                                    ------------   ------------
          Total stockholders' equity..............................   129,016,543     90,496,198
                                                                    ------------   ------------
          Total liabilities and stockholders' equity..............  $917,922,061   $768,019,324
                                                                     ===========    ===========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                                                                            YEAR ENDED DECEMBER 31,
                                                                    ---------------------------------------
                                                                       1995          1994          1993
                                                                    -----------   -----------   -----------
Revenues:
  Interest income.................................................  $61,907,114   $46,507,972   $23,774,659
  Mortgage loan sales and fees....................................   13,528,534    10,572,734    35,230,405
  Servicing income................................................   10,576,826    11,447,772     8,627,024
  Gain on sale of servicing rights................................    5,204,933     3,003,459     2,378,000
  Other income....................................................      619,923       510,705       218,123
                                                                    -----------   -----------   -----------
                                                                     91,837,330    72,042,642    70,228,211
                                                                    -----------   -----------   -----------
Expenses:
  Interest........................................................   43,380,148    23,251,898     9,710,091
  Employee cost...................................................    6,471,059     6,000,632     7,194,699
  Taxes, other than payroll and income taxes......................    1,150,416       847,856       768,048
  Maintenance.....................................................      654,354       712,627       615,503
  Advertising.....................................................    2,474,638     4,205,312     4,620,177
  Professional services...........................................    2,867,316     3,658,557     3,611,639
  Telephone.......................................................    1,682,412     2,076,049     1,719,687
  Rent............................................................    2,096,979     2,004,023     1,444,866
  Other...........................................................    8,999,491    10,540,576     9,622,256
                                                                    -----------   -----------   -----------
                                                                     69,776,813    53,297,530    39,306,966
                                                                    -----------   -----------   -----------
Income before income taxes and cumulative effect of change in
  accounting principle............................................   22,060,517    18,745,112    30,921,245
                                                                    -----------   -----------   -----------
Income taxes:
  Current.........................................................    1,400,044     2,092,696     7,141,681
  Deferred........................................................    1,100,169       436,899     2,460,000
                                                                    -----------   -----------   -----------
                                                                      2,500,213     2,529,595     9,601,681
                                                                    -----------   -----------   -----------
Income before cumulative effect of change in accounting
  principle.......................................................   19,560,304    16,215,517    21,319,564
Cumulative effect of change in accounting principle -- adoption of
  SFAS 115, net of deferred income taxes of $880,000..............           --     1,215,000            --
                                                                    -----------   -----------   -----------
         Net income...............................................   19,560,304    17,430,517    21,319,564
Retained earnings at beginning of year............................   66,706,435    53,219,178    35,041,903
  Less cash dividends:
    Convertible preferred stock $1.05 per share...................      187,639       325,045       496,948
    Common stock $.58 per share (1994 -- $.52; 1993 -- $.40 per
      share)......................................................    4,186,800     3,618,215     2,645,341
                                                                    -----------   -----------   -----------
Retained earnings at end of year..................................  $81,892,300   $66,706,435   $53,219,178
                                                                    ============  ============  ============
Earnings per share:
Primary:
  Income before cumulative effect of change in accounting
    principle.....................................................  $      2.65   $      2.29   $      3.15
  Cumulative effect of change in accounting principle.............           --           .17            --
                                                                    -----------   -----------   -----------
         Net income...............................................  $      2.65   $      2.46   $      3.15
                                                                    ============  ============  ============
Fully diluted:
  Income before cumulative effect of change in accounting
    principle.....................................................  $      2.53   $      2.14   $      2.81
  Cumulative effect of change in accounting principle.............           --           .16            --
                                                                    -----------   -----------   -----------
         Net income...............................................  $      2.53   $      2.30   $      2.81
                                                                    ============  ============  ============

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

               CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL STOCK

                                                 PREFERRED      COMMON        PAID-IN      TREASURY
                                                   STOCK        STOCK         CAPITAL       STOCK
                                                 ---------    ----------    -----------    --------
Balance at December 31, 1992...................  $ 510,895    $3,284,587    $20,258,555    $ (7,000)
Stock split on December 10, 1993...............         --     3,381,069     (3,374,069)     (7,000)
Shares converted...............................    (96,482)       96,482             --          --
                                                 ---------    ----------    -----------    --------
Balance at December 31, 1993...................    414,413     6,762,138     16,884,486     (14,000)
Shares converted...............................   (210,084)      420,168       (210,084)         --
                                                 ---------    ----------    -----------    --------
Balance at December 31, 1994...................    204,329     7,182,306     16,674,402     (14,000)
Shares issued on December 11, 1995.............         --     1,510,000     21,751,330          --
Shares converted...............................    (95,932)      191,864        (95,932)
                                                 ---------    ----------    -----------    --------
Balance at December 31, 1995...................  $ 108,397    $8,884,170    $38,329,800    $(14,000)
                                                  ========     =========     ==========    ========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                      1995            1994             1993
                                                  -------------   -------------   ---------------
Cash flows from operating activities:
  Net income....................................  $  19,560,304   $  17,430,517   $    21,319,564
                                                  -------------   -------------   ---------------
  Adjustments to reconcile net income to net
     cash (used) provided by operating
     activities:
     Depreciation and amortization..............      1,764,500       1,533,750           698,300
     Amortization of excess servicing fees
       receivable...............................        988,082         566,668           160,785
     Amortization of cost in excess of fair
       value of net assets acquired.............        376,158         358,097           255,476
     Amortization of mortgage servicing
       rights...................................        562,054         730,059           492,000
     Gain on sale of mortgage servicing
       rights...................................     (5,204,933)     (3,003,459)       (2,378,000)
     Cumulative effect of change in accounting
       principle................................             --      (1,215,000)               --
     Allowances for losses......................        352,000         299,523         1,012,500
     Origination and purchases of mortgage loans
       held for sale............................   (583,659,000)   (797,582,000)   (1,432,448,000)
     Principal repayments and sales of mortgage
       loans held for sale......................    282,477,731     216,918,548       620,387,650
     Purchases of mortgage-backed securities
       held for trading.........................    (72,124,000)   (265,025,000)     (182,883,000)
     Principal repayments and sales of
       mortgage-backed securities held for
       trading..................................    357,461,000     653,479,000       860,471,000
     Increase in accrued interest receivable....       (280,477)     (3,853,140)          (18,979)
     (Decrease) increase in loans payable.......    (94,089,007)     72,911,782        98,215,950
     Increase in loans payable related to
       securities sold not yet purchased........     22,089,547              --                --
     Increase (decrease) in interest payable....        382,912         788,079          (149,082)
     Increase in securities sold under
       agreements to repurchase.................     59,997,983     160,530,375        14,444,412
     (Decrease) increase in accounts payable and
       other liabilities........................       (799,352)    (21,838,018)        3,480,563
     (Decrease) increase in income tax
       payable..................................     (2,183,732)     (1,177,206)        3,365,157
     Deferred tax provision.....................      1,100,169         436,899         2,460,000
     Amortization of unearned compensation under
       employment contracts.....................         64,294          64,294           299,952
                                                  -------------   -------------   ---------------
          Total adjustments.....................    (30,724,071)     14,923,251       (12,133,316)
                                                  -------------   -------------   ---------------
          Net cash (used) provided by operating
            activities..........................    (11,163,767)     32,353,768         9,186,248
                                                  -------------   -------------   ---------------
Cash flows from investing activities:
  Redemption of certificates of deposit.........             --              --         2,500,000
  Purchases of securities held to maturity......    (10,789,000)    (61,789,000)       (6,127,850)
  Principal repayments of securities held to
     maturity...................................      3,207,857         799,896                --
  Origination of loans receivables..............    (52,341,000)    (26,252,000)               --
  Principal repayments of loans receivable......      4,060,159         836,792           756,275
  Decrease in mortgage notes receivable.........             --              --         6,763,184
  (Decrease) increase in accounts receivable and
     mortgage servicing advances................     (2,857,582)      8,112,720          (958,587)
  Additions to excess servicing fees
     receivable.................................     (2,638,790)     (5,859,312)       (3,103,139)
  Purchase of property, leasehold improvements
     and equipment..............................       (802,245)     (3,229,537)       (2,981,977)
  Payments of contingent purchase price of
     subsidiary.................................       (292,887)       (430,929)         (985,900)

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                      1995            1994             1993
                                                  -------------   -------------   ---------------
  Proceeds from disposal of real estate held for
     sale.......................................      1,616,911       3,163,069         4,363,585
  Acquisition of real estate held for sale......     (1,585,541)     (2,350,675)       (3,699,118)
  Increase in mortgage servicing rights.........     (8,207,139)       (581,130)          (14,943)
  Proceeds from sale of mortgage servicing
     rights.....................................      5,228,985       3,306,286         2,378,000
  Cash resulting from acquisition of subsidiary,
     net of purchase price......................             --              --           227,000
  (Increase) decrease in prepaid and other
     assets.....................................     (2,251,203)       (591,019)          166,963
                                                  -------------   -------------   ---------------
          Net cash used by investing
            activities..........................    (67,651,475)    (84,864,839)         (716,507)
                                                  -------------   -------------   ---------------
Cash flows from financing activities:
  Increase in deposits..........................     29,269,330      40,020,265        18,141,846
  Decrease in loans payable related to mortgage
     notes receivable...........................             --              --        (3,845,899)
  Proceeds from convertible subordinated
     debentures.................................     10,000,000              --                --
  Proceeds from issuance of common stock, net...     23,261,330              --                --
  Proceeds (repayment) of advances from Federal
     Home Loan Bank.............................      9,987,866      (2,012,134)       (1,003,621)
  Increase in notes payable.....................     34,626,676      17,055,480                --
  Dividends declared and paid...................     (4,374,439)     (3,943,260)       (3,142,289)
                                                  -------------   -------------   ---------------
          Net cash provided by financing
            activities..........................    102,770,763      51,120,351        10,150,037
                                                  -------------   -------------   ---------------
Net increase (decrease) in cash and cash
  equivalents...................................     23,955,521      (1,390,720)       18,619,778
Cash and cash equivalents at beginning of
  year..........................................     35,916,125      37,306,845        18,687,067
                                                  -------------   -------------   ---------------
Cash and cash equivalents at end of year........  $  59,871,646   $  35,916,125   $    37,306,845
                                                   ============    ============    ==============
Supplemental Schedule of Noncash Investing and
  Financing Activities:
  Noncash financing activities-conversion of
     preferred stock............................  $     959,320   $   2,100,840   $       964,820
                                                   ============    ============    ==============
On September 10, 1993, the Company acquired all
  of the outstanding capital stock of Doral
  Federal Savings Bank (formerly Catano Federal
  Savings Bank) for $1,200,000 (including
  transaction costs). In conjunction with the
  acquisition, liabilities were assumed as
  follows:
  Fair value of assets acquired.................             --              --   $    13,073,000
  Cash paid.....................................             --              --         1,200,000
                                                  -------------   -------------   ---------------
Liabilities assumed.............................             --              --   $    11,873,000
                                                   ============    ============    ==============
Supplemental Cash Flow Information:
  Cash used to pay interest.....................  $  43,000,000   $  22,460,000   $     9,561,000
                                                   ============    ============    ==============
  Cash used to pay income taxes.................  $   3,360,000   $   3,260,000   $     3,780,000
                                                   ============    ============    ==============

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- REPORTING ENTITY

     The consolidated financial statements include the accounts of First Financial Caribbean Corporation and its wholly-owned subsidiaries ("FFCC" or the "Company"), Doral Mortgage Corporation ("Doral"), RSC Corp. ("RSC"), Centro Hipotecario, Inc. and Doral Federal Savings Bank ("Doral Federal"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     On September 10, 1993, the Company acquired all of the outstanding common stock of Doral Federal Savings Bank at a price of approximately $1,200,000. This acquisition was accounted for using the purchase method of accounting. The consolidated statement of income and retained earnings for the year ended December 31, 1993 includes the results of operations of Doral Federal from September 10, 1993. Proforma results of operations for 1993 as though the acquisition had been made at the beginning of such period are substantially similar to actual results of operations for the periods and therefore is not presented.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company is primarily engaged in the origination, purchase and sale of FHA, VA and conventional first and second mortgage loans and in providing and/or arranging for interim financing for the construction of residences and other types of real estate developments in Puerto Rico and selected markets in Florida. The Company, in combination with its subsidiaries, services FHA insured, VA guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) backed securities and collateralized mortgage obligations certificates issued by grantor trusts established by the Company (CMO Certificates). It also services loans for private investors. The Company also originates loans for investment and provides banking services through a federal savings bank that operates two branches located in Puerto Rico.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. The following summarizes the more significant accounting policies used by the Company.

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

     In January 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). This statement requires the Company to classify and account for investments on equity securities that have readily determinable fair values and all investments in debt securities as follows:

          Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

          Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Mortgage-backed securities held for sale in conjunction with mortgage banking activities must be classified as trading securities.

          Debt and equity securities not classified as either held-to-maturity or trading are classified as available- for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

     The adoption of this standard resulted in the recognition of a gross unrealized gain of approximately $2.5 million as of January 1, 1994 ($1,215,000 net of approximately $880,000 in taxes and approximately $405,000 of related expenses). Unrealized gains and losses on holdings of trading securities after January 1, 1994, are included in earnings as a component of mortgage loan sales and fees.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     In December 1995, the Company used the one-time opportunity provided in the Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" ("The Guide") issued by the Financial Accounting Standards Board ("FASB"), to reassess the appropriateness of classifications of all of the securities held by the Company as of the date the Guide was issued. As a result of such reassessment, the Company transferred approximately $15 million from the "held to maturity" category to the "available for sale" category. As provided in the Guide, such transfer was recorded at fair value and resulted in the recording of an unrealized gain of approximately $9,000 in the stockholders' equity. Also, approximately $18 million was transferred from the "trading category" to the "held to maturity category". This transfer did not have any effect in current earnings or stockholders' equity because transferred securities were already at fair value.

  Mortgage-backed securities held for trading

     Mortgage-backed securities held for trading are recorded at fair value. Changes in fair value are recorded currently in income.

  Securities held to maturity

     Securities held to maturity are recorded at amortized cost.

  Securities available-for-sale

     Securities available-for-sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

  Mortgage loans held for sale

     Mortgage loans held for sale are recorded at the lower of cost or market computed on an aggregate portfolio basis.

LOANS RECEIVABLE

     Loans receivable are held by Doral Federal principally for investment purposes. These consist of residential first and second mortgages, commercial and consumer loans with maturity dates ranging from one to twenty years.

     Loans receivable are presented at the unpaid balance, less unearned interest and allowance for loan losses. Unearned interest on commercial and consumer loans is amortized using a method which results in a uniform level rate of return on the principal amounts outstanding.

ALLOWANCES FOR LOSSES

     Allowances for losses provide for estimated losses on mortgage loans held for sale, loans receivable, accounts receivable and real estate held for sale based upon a review of the loan portfolio, loss experience, economic conditions and other pertinent factors.

     The Company estimates the fair value of the retained recourse obligation of loans sold at the time of sale. Ordinarily the amounts involved are minimal insofar as the recourse obligations are met by substituting loans. The Company has generally been able to rehabilitate and resell the reacquired loans for at least their carrying amount. Accordingly, a reserve for possible losses arising from recourse obligations has not been deemed necessary.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

EXCESS SERVICING FEES RECEIVABLE

     The Company sells substantially all of the mortgage loans it produces (other than those originated by Doral Federal) and retains the related servicing rights. These servicing rights entitle the Company to a future stream of cash flows based on the outstanding principal balance of the mortgage loans and the contractual servicing fee. Gains and losses on sales of such loans are adjusted to reflect as income or loss servicing fees that vary from normal servicing fee rates set by federally sponsored secondary market makers. Accordingly, the Company has recorded, as excess servicing fees receivable, amounts equal to the present value of servicing fees to be received in future years in excess of normal rates based upon the estimated lives of the loans and using long-term interest rates that reflect the risks of the assets. The adjustment results in a receivable that is realized through receipt of the excess service fees over time. The Company evaluates periodically the net realizable value of its excess servicing fees receivable based on the present value of the estimated remaining future excess servicing fees revenue, using the same discount rate used to calculate the original excess servicing fees receivable asset. Any impairment in the value of the excess servicing fees receivable due to actual and anticipated prepayment experience, is recognized currently as a reduction of excess servicing fees receivable. The resulting excess servicing fees receivable is amortized over the estimated life using a method approximating the level-yield method. The amortization is recorded as a reduction of servicing income.

MORTGAGE SERVICING RIGHTS

     In April 1995, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB No. 65, ("SFAS 122"). This statement changed the accounting for servicing rights related to loans originated by an entity. Previously, the Company followed the guidance provided by SFAS 65 which, among other things, prohibited the recognition of servicing rights related to loans originated by an entity. SFAS 122 requires that a portion of the cost of originating a mortgage loan be allocated to the mortgage servicing right. The allocation is based on the aggregate fair value of the loan and the related servicing right taken as a whole. To determine the fair value of the servicing rights, the Company uses the market prices of comparable servicing sale contracts.

     SFAS 122 also requires that all mortgage servicing rights be evaluated for impairment. In determining servicing value impairment, mortgage servicing rights were disaggregated into their predominant risk characteristic. The Company has determined that risk characteristic to be interest rate. For purposes of measuring impairment, mortgage servicing rights are stratified by pool on the basis of interest rates. An impairment is recognized whenever the prepayment pattern of the mortgage pool indicates that the fair value of the related mortgage servicing rights is less than its carrying amount. An impairment is recognized by charging such excess to income. The Company determined that no reserve for impairment was required as of December 31, 1995.

     The adoption of this standard had the effect of increasing net income and mortgage loan sales and fees by approximately $1,500,000 and $2,600,000, respectively, for the year ended December 31, 1995, and increasing capitalized servicing rights at December 31, 1995 by approximately $4,150,000. If the Company had not adopted SFAS 122, earnings per share would have been approximately $2.44 and $2.33, on a primary and fully diluted basis, respectively, for the year ended December 31, 1995. SFAS 122 prohibits retroactive application, therefore, mortgage servicing rights related to loans originated prior to April 1, 1995 continue to be unrecognized in the Company's financial statements.

     Purchased mortgage servicing rights are initially recorded at the lower of cost or present value of estimated future net servicing income stream. The amount capitalized is amortized in proportion to, and over the period of, estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Any unamortized balance related to rights sold is charged to income at time of sale.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     The cost in excess of fair value of net assets acquired is amortized on the straight-line basis over their estimated useful lives (30-year period for acquisitions made before Doral Federal and a 10-year period for the acquisition of Doral Federal).

REAL ESTATE HELD FOR SALE

     The Company acquires real estate through foreclosures. These properties are held for sale and are stated at the lower of fair value, minus estimated costs to sell, or cost.

PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Property, leasehold improvements and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements. These range from five to ten years.

INCOME AND EXPENSE RECOGNITION

     Loan origination fees and related direct loan origination costs are deferred and amortized to income as an adjustment of the yield throughout the life of the related mortgage loan. Such fees and costs related to mortgage loans held for sale are deferred and recognized in income as a component of gain on sale of mortgage loans when the related loans are sold or securitized.

SALE OF SECURITIES WITH PUT ARRANGEMENTS

     From time to time the Company may sell mortgage-backed securities and mortgage loans with put arrangements. Pursuant to these arrangements the Company grants the buyer a put option that allows the buyer to sell the securities back to the Company at a negotiated price. The accounting treatment for these transactions (as a borrowing or a sale) is based on an assessment of the probability that the put option will be exercised. If on the transaction date, management determines that it is probable that the put option will be exercised, the transaction is accounted for as a borrowing. If it is not judged probable that the put option will be exercised, the transaction is accounted for as a sale.

     The premium collected on such put and any gain on the mortgage loans sold are deferred until the negotiated net option period expires. When a transaction is initially recorded as a sale but exercise of the put option later becomes probable, the Company accrues any losses expected upon the exercise of the put option and periodically adjusts the estimated loss accrual.

INTEREST RATE RISK MANAGEMENT

     The Company has various mechanisms to reduce its exposure to interest rate fluctuations, as these affect the value of its portfolio and the prices of newly generated loans, loans to be originated and sales with put options.

     The Company may enter into financial derivatives such as future contracts or options.

     The cost of unexpired options, net of premiums collected on written options, is capitalized as part of the carrying cost of the mortgage loans and charged to income when these expire. Unrealized net gains or losses on unexpired options positions are considered as part of the lower cost or market evaluation made for mortgage loans.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

LOAN SERVICING

     The Company pools FHA insured and VA guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO certificates as well as sold in bulk to investors. Mortgages included in the resulting GNMA, FNMA and FHLMC pools, CMO certificates and certain pools of conventional loans sold to investors are serviced by the Company. The Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. At December 31, 1995, accounts receivable include advances to investors of approximately $5,340,000 (1994 -- $3,100,000).

     The Company is also required to foreclose on loans in the event of default by the mortgagor. Mortgage loan servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.

SALES OF MORTGAGE SERVICING RIGHTS

     The Company recognizes gain or loss on the sale of mortgage servicing rights when the sales contract is executed, all regulatory related approvals are obtained and the title and all risks and rewards of ownership have been irrevocably transferred to the buyer.

INCOME TAXES

     The Company follows an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. A valuation allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.

ACCOUNTING FOR IMPAIRMENT OF A LOAN

     In January 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." This statement requires that impaired loans that are within the scope of the statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

     The adoption of this statement had no effect on the Company's results of operations or financial position.

STATEMENT OF CASH FLOWS

     Cash and cash equivalents include cash in banks, overnight deposits and certificates of deposit (1995 -- $25,099,000 and 1994 -- $330,000) and other highly liquid securities with an original maturity of three months or less.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     At December 31, 1995, other highly liquid securities include $30,473,141 of securities purchased under agreements to resell as follows:

                                                              AMOUNT          MATURITY
                                                            -----------   -----------------
    PaineWebber Inc. of Puerto Rico.......................  $ 4,016,193   January 2, 1996
    BP Capital Markets, Inc...............................    2,004,448   January 2, 1996
    BP Capital Markets, Inc...............................    1,000,000   January 2, 1996
    PaineWebber Inc. of Puerto Rico.......................   10,650,000   January 23, 1996
    PaineWebber Inc. of Puerto Rico.......................   10,600,000   January 23, 1996
    CS First Boston Corporation...........................    2,202,500   February 22, 1996
                                                            -----------
                                                            $30,473,141
                                                            ===========

EARNINGS PER SHARE

     Primary net income per share is determined by dividing net income, after deducting preferred stock dividends, by the weighted average number of common stock outstanding during the period considering the dilutive effect of restricted stock awards.

     Fully diluted net income per share has been computed based on the assumption that all of the shares of convertible preferred stock and convertible subordinated debentures are converted into common stock, and after giving retroactive effect to the elimination of interest expense, net of income taxes, applicable to the convertible subordinated debentures.

     On October 25, 1993, the Company declared a two for one stock split on its shares of common stock outstanding. The stock split was effected in the form of a stock dividend of one additional share of common stock for each share of common stock held on record date of November 22, 1993. As a result, 3,381,069 shares of common stock were issued on December 10, 1993. As a result of the stock split referred to above, each outstanding share of the Company's Series A Preferred Stock became convertible into two shares of common stock at a conversion price of $5 per share.

     The number of shares of common stock used for computing the primary and fully diluted earnings per share was as follows:

                                                              1995        1994        1993
                                                            ---------   ---------   ---------
    Primary...............................................  7,307,945   6,942,734   6,614,854
    Fully diluted.........................................  7,760,135   7,576,964   7,576,964

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair values represent quoted market prices for identical or comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     In October, 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This statement, which the Company must adopt for transactions entered into in the fiscal years that begin after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the

                     FIRST FINANCIAL CARIBBEAN CORPORATION
employer incurs liabilities to employees in amounts based on the price of the employee's stock. Examples are: stock purchase plan, stock options, restricted stock and stock appreciation rights. This statement defines a fair value based method of accounting for an employee stock option and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25.

     No transactions of the nature covered by SFAS 123 have been made, therefore, disclosure of monetary nature is not deemed appropriate.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     In June, 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets.

     Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any, and the interest that is retained, if any, based on the relative fair values of the assets at the date of the transfer. Servicing assets retained are subsequently subject to amortization and assessment for impairment.

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. It is to be applied prospectively; earlier or retroactive application is not permitted. Management is currently evaluating the impact, if any, of the adoption of SFAS No. 125 in the Company's financial statements.

OTHER

     Certain amounts reflected in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the presentation for 1995.

NOTE 3 -- COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     Doral and RSC were acquired in December 1986, these transactions were accounted for by the purchase method of accounting resulting in $1,620,000 of cost in excess of the fair value of net assets acquired. The terms of the Company's purchase agreement require additional pay-outs to the former stockholder over a ten-year period ending in 1996. The additional pay-outs are contingent payments under the purchase agreements, and are accounted for as additional cost over the fair value of assets acquired. The amount of such pay-outs is determined based on a percentage ranging from 1/16% to 1/4% of the aggregate principal amount of mortgage loans closed. The deferred pay-out portion has been discounted using an imputed interest rate of 8%.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The changes in cost in excess of fair value of net assets acquired are shown below:

                                                             YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                        1995           1994           1993
                                                     ----------     ----------     ----------
    Balance at beginning of period.................  $6,609,402     $6,536,570     $5,535,146
    Contingent payments under Doral purchase
      agreement....................................     292,887        430,929        985,900
    Acquisition of Doral Federal Savings Bank......          --             --        271,000
    Amortization expense...........................    (376,158)      (358,097)      (255,476)
                                                     ----------     ----------     ----------
    Balance at end of period.......................  $6,526,131     $6,609,402     $6,536,570
                                                      =========      =========      =========

     Total accumulated amortization relating to cost in excess of fair value of net assets acquired amounted to $3,351,660, $2,975,502 and $2,617,405 at December 31, 1995, 1994 and 1993, respectively.

NOTE 4 -- REGULATORY REQUIREMENTS

     The Company is a U.S. Department of Housing and Urban Development (HUD) approved, non supervised mortgagee and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. The Company is also required to maintain fidelity bonds and errors and omission's insurance coverages based on the balance of its servicing portfolio.

     As a result of the acquisition of Doral Federal, the Company became legally a savings and loan holding company ("SLHC") subject to the restrictions and requirements of the Home Owners' Loan Act of 1933, as amended (the "HOLA"). As SLHC, the Company was registered with the Director of the Office of Thrift Supervision (the "OTS") and is subject to various requirements of the HOLA, including examination, supervision and reporting requirements. Federal law and OTS regulations place certain limits on the types of activities in which an SLHC and its subsidiaries may engage. However, in general, these restrictions do not apply to a holding company that controls only one savings and loan association, provided such association meets the "qualified thrift lender" test which generally requires the association to have 65% of its portfolio assets in "qualified thrift investments." For Puerto Rico based institutions, these investments include, among other things, home mortgages, mortgage-backed securities, and personal loans. Doral Federal is also subject to certain regulatory capital requirements.

     The Company is in compliance with these regulatory requirements.

NOTE 5 -- MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale consist of:

                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                    1995            1994
                                                                ------------    ------------
    Mortgage Loans:
      Conventional loans.....................................   $138,433,518    $194,208,574
      FHA/VA loans...........................................    101,627,975      60,275,811
      Construction and commercial loans......................      5,422,762       9,288,998
                                                                ------------    ------------
                                                                $245,484,255    $263,773,383
                                                                ============    ============

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     At December 31, 1995, the aggregate amortized cost and approximate market value of these loans are as follows:

 AMORTIZED       GROSS UNREALIZED     GROSS UNREALIZED     APPROXIMATE
    COST          HOLDING GAINS        HOLDING LOSSES      MARKET VALUE
------------     ----------------     ----------------     ------------
$245,484,255        $4,158,015          $ (4,142,708)      $245,499,562
                  ============            ==========        ===========

     Proceeds from sales of mortgage loans held for sale and mortgage-backed securities held for trading during 1995 was approximately $725,236,000
(1994 -- $774,313,000). Gross gains of $42,472,000 (1994 -- $56,010,000) and gross losses of $27,362,000 (1994 -- $41,452,000) were realized on those sales.

     At December 31, 1995, construction and commercial loans include a loan of approximately $1,250,000 on which the accrual of interest income had been discontinued. The Company is contractually entitled to transfer this loan to a non-related financial institution on a non-recourse basis. If this loan had been accruing interest, additional interest income would have been realized of about $125,000.

NOTE 6 -- MORTGAGE-BACKED SECURITIES HELD FOR TRADING

     Mortgage-backed securities held for trading consist of:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1995             1994
                                                              ------------     ------------
    Mortgage-backed securities:
      CMO certificates......................................  $157,535,436     $158,252,188
      GNMA..................................................   242,327,525      152,494,112
      FHLMC.................................................     7,091,819        7,217,040
      FNMA..................................................       986,715        1,240,234
                                                              ------------     ------------
                                                              $407,941,495     $319,203,574
                                                               ===========      ===========

     CMO certificates include the following:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1995             1994
                                                              ------------     ------------
    Certificates of other issuers...........................  $135,572,829     $137,824,467
    Residual certificates, CMO's established by the
      Company...............................................     8,826,552        9,355,934
    Subordinated certificates, CMO's established by the
      Company...............................................    13,136,055       11,071,787
                                                              ------------     ------------
                                                              $157,535,436     $158,252,188
                                                               ===========      ===========

     At December 31, 1995, CMO certificates include approximately $14,094,000 of interest only certificates.

     Net unrealized holding gains on trading securities included in earnings for the year ended December 31, 1995 amounted to approximately $4,864,000
(1994 -- Net unrealized holdings losses of $1,485,000).

     The Insurance and Indemnity Agreements (the "Agreements") covering certain financial guaranty insurance policies that insure the payment of senior certificates issued by CMO grantors trusts established by the Company, provide, among other things, that the Company cannot sell, transfer or pledge the residual certificates issued by the trusts (amounting to approximately $5,700,000) without the insurance company approval because the residual certificates are pledged as collateral to the insurance company.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 7 -- SECURITIES HELD TO MATURITY

     Securities held to maturity consists of:

                                                              DECEMBER 31,
                                          -----------------------------------------------------
                                                    1995                        1994
                                          -------------------------   -------------------------
                                           AMORTIZED       FAIR        AMORTIZED       FAIR
                                             COST          VALUE         COST          VALUE
                                          -----------   -----------   -----------   -----------
    Mortgage backed securities:
      CMO certificates of other
         issuers........................  $59,248,183   $59,520,647   $42,052,074   $42,175,115
      GNMA..............................   10,744,705    10,918,536            --            --
      FHLMC.............................           --            --     4,600,372     4,469,976
      FNMA..............................           --            --     7,747,202     7,308,743
    Debt securities:
      Federal Home Loan Bank Notes......    4,999,354     4,995,300     9,972,150     9,712,450
      U.S. Treasury Notes...............    1,997,436     2,001,880     1,984,296     1,949,360
      U.S. Treasury Bills...............       63,075        63,360            --            --
    Other investments:
      Mortgage notes receivables........      892,672       892,672       448,332       448,332
                                          -----------   -----------   -----------   -----------
                                          $77,945,425   $78,392,395   $66,804,426   $66,063,976
                                          ===========   ===========   ===========   ===========

     Management has the intent to hold these securities and believes it has the ability to hold them to maturity by obtaining continuing financing under its existing credit facilities. In addition, part of the above securities are held by Doral Federal which has the ability to finance these securities with deposits, advances from Federal Home Loan Bank of N.Y. and other long-term funding sources.

     At December 31, 1995, CMO certificates include approximately $4,800,000 of interest only certificates.

     At December 31, 1995, held to maturity securities include approximately $2,500,000 pledged to secure public funds deposited in Doral Federal.

     Contractual maturities of securities held to maturity at December 31, 1995 are as follows:

                                                                     MBS       DEBT SECURITIES
                                                                 -----------   ---------------
    Within one year............................................           --     $ 7,952,537
    After 1 year through five years............................  $12,487,500              --
    After 5 years through 10 years.............................   12,483,350              --
    After 10 years.............................................   45,022,038              --
                                                                 -----------   ---------------
                                                                 $69,992,888     $ 7,952,537
                                                                  ==========     ===========

     Aggregate gross unrealized holding gains and losses are as follows:

                                                               DECEMBER 31,
                                            ---------------------------------------------------
                                                      MBS                   DEBT SECURITIES
                                            -----------------------     -----------------------
                                               1995         1994           1995         1994
                                            ----------   ----------     ----------   ----------
    Gross unrealized holding gains........  $  480,644   $  397,026     $    4,730   $       --
                                             =========    =========      =========    =========
    Gross unrealized holding losses.......  $   34,350   $  842,839     $    4,054   $  294,637
                                             =========    =========      =========    =========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 8 -- SECURITIES AVAILABLE FOR SALE

     At December 31, 1995, securities available for sale consists of:

                                                               FAIR VALUE      AMORTIZED COST
                                                               -----------     --------------
    FNMA.....................................................  $ 7,132,358      $  7,164,471
    FHLMC....................................................    4,381,228         4,413,676
    GNMA.....................................................    3,065,411         2,991,994
                                                               -----------     --------------
                                                               $14,578,997      $ 14,570,141
                                                                ==========       ===========

     Aggregate gross unrealized holding gains and losses are as follows:

    Gross unrealized holding gains.............................................  $95,406
                                                                                 =======
    Gross unrealized holding losses............................................  $86,550
                                                                                 =======

     The contractual maturity of the securities available for sale at December 31, 1995 is over ten years.

     There were no sales of such securities during the year ended December 31, 1995.

NOTE 9 -- LOANS RECEIVABLE

     Loans receivable consist of:

                                                                 1995              1994
                                                              -----------       -----------
    Construction loans......................................  $ 2,637,523       $ 1,060,528
    Residential mortgage loans..............................   29,480,931        23,292,969
    Commercial real estate..................................    9,204,612         2,044,120
    Consumers -- secured by mortgage........................    7,361,606         6,283,092
    Consumers -- other......................................      323,744         1,008,704
    Loans on savings deposits...............................    1,939,912           956,212
    Commercial..............................................      698,367           392,940
    Leases..................................................        3,283            27,727
    Land secured............................................      330,345           183,896
                                                              -----------       -----------
    Gross loans.............................................   51,980,323        35,250,188
                                                              -----------       -----------
    Less:
      Unearned interest and deferred loan fees..............     (382,894)          (13,204)
      Reserve for loan losses...............................     (242,171)         (428,046)
                                                              -----------       -----------
                                                                 (625,065)         (441,250)
                                                              -----------       -----------
              Total loans...................................  $51,355,258       $34,808,938
                                                               ==========        ==========

     As of December 31, 1995, Doral Federal had loans amounting to approximately $949,000 on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $86,000.

     Doral Federal originates adjustable and fixed interest rate loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect

                     FIRST FINANCIAL CARIBBEAN CORPORATION
the correlation of the interest rate adjustment with the rate Doral Federal pays on the short-term deposits that have primarily funded these loans. At December 31, 1995, the composition of loans receivable was as follows:

                                                    ADJUSTABLE RATES
             FIXED RATES                  -------------------------------------
-------------------------------------          TERM TO DATE
   TERM TO MATURITY       BOOK VALUE        OF RATE ADJUSTMENT      BOOK VALUE
----------------------    -----------     ----------------------    -----------
1 month -- 1 year         $ 1,985,637     1 month -- 1 year         $ 3,527,605
1 year -- 3 years           1,590,101     Non-performing                 82,475
                                                                    -----------
3 years -- 5 years          4,616,212
5 years -- 10 years        11,744,621                               $ 3,610,080
                                                                     ==========
10 years -- 20 years       15,487,877
More than 20 years         12,078,938
Non-performing                866,857
                          -----------
                          $48,370,243
                           ==========

NOTE 10 -- ALLOWANCES FOR LOSSES

     The changes in the allowances for losses were as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                            1995         1994         1993
                                                         ----------   ----------   ----------
    Accounts receivable and mortgage servicing
      advances:
      Balance at beginning of period...................  $1,563,701   $1,446,563   $1,283,925
      Provision for losses.............................     242,000      132,000      889,500
      Losses charged to the allowance..................          --      (14,862)    (726,862)
                                                         ----------   ----------   ----------
      Balance at end of period.........................  $1,805,701   $1,563,701   $1,446,563
                                                         ==========   ==========   ==========
    Real estate held for sale:
      Balance at beginning of period...................  $  356,035   $  525,000   $  400,000
      Provision for losses.............................          --           --      100,000
      Losses charged to the allowance..................          --     (168,965)          --
      Other............................................          --           --       25,000
                                                         ----------   ----------   ----------
      Balance at end of period.........................  $  356,035   $  356,035   $  525,000
                                                         ==========   ==========   ==========
    Reserve for bank loan losses:
      Balance at beginning of period...................  $  428,046   $  234,200   $  516,200
      Provision for loan losses........................     110,000      167,523       23,000
      Recoveries.......................................       6,810       26,323           --
      Losses charged to the allowance..................    (302,685)          --     (305,000)
                                                         ----------   ----------   ----------
      Balance at end of period.........................  $  242,171   $  428,046   $  234,200
                                                         ==========   ==========   ==========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 11 -- EXCESS SERVICING FEES RECEIVABLE

     The changes in excess servicing fees receivable are shown below:

                                                               YEAR ENDED DECEMBER 31,
                                                        -------------------------------------
                                                           1995          1994         1993
                                                        -----------   ----------   ----------
    Balance at beginning of period....................  $ 8,756,589   $3,463,945   $  521,591
    Additions.........................................    2,638,790    5,859,312    3,103,139
      Amortization
         Scheduled....................................     (988,082)    (566,668)    (160,785)
         Unscheduled..................................           --           --           --
                                                        -----------   ----------   ----------
    Balance at end of period..........................  $10,407,297   $8,756,589   $3,463,945
                                                        ===========   ==========   ==========

     There was no impairment of excess servicing fees receivable during any of the above periods.

NOTE 12 -- PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Property, leasehold improvements and equipment consist of:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1995          1994
                                                                  -----------   -----------
    Office furniture and equipment..............................  $ 6,076,902     5,984,310
    Leasehold improvements......................................    4,634,187     4,243,689
    Automobiles.................................................      262,428       287,211
    Real estate under rental agreements.........................       73,660        73,660
    Office building.............................................      413,982       406,815
                                                                  -----------   -----------
                                                                   11,461,159    10,995,685
      Less -- Accumulated depreciation and amortization.........   (4,956,434)   (3,528,705)
                                                                  -----------   -----------
                                                                  $ 6,504,725     7,466,980
                                                                  ===========   ===========

NOTE 13 -- MORTGAGE SERVICING RIGHTS

     The changes in mortgage servicing rights are shown below:

                                                             YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                       1995            1994           1993
                                                    -----------     ----------     ----------
    Balance at beginning of period................  $ 3,543,032     $3,994,788     $4,416,955
    Capitalization of rights......................    7,901,308        581,130         69,833
    Rights sold...................................      (24,052)      (302,827)            --
    Rights purchased..............................      305,831             --             --
    Impairments...................................           --             --             --
    Amortization:
      Scheduled...................................     (562,054)      (730,059)      (492,000)
      Unscheduled.................................           --             --             --
                                                    -----------     ----------     ----------
    Balance at end of period......................  $11,164,065     $3,543,032     $3,994,788
                                                     ==========      =========      =========

     Acquisitions in 1993 include $54,980 of mortgage servicing rights related to the acquisition of Doral Federal. The Company's servicing portfolio amounted to approximately $2,668,000,000 and $2,644,000,000 at December 31, 1995 and
1994, respectively, including $85,170,000 and $112,000,000 respectively, of loans sold with recourse which are not government guaranteed or insured.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     During the years ended December 31, 1995, 1994 and 1993, the Company sold rights to service loans, amounting to approximately $310,000,000, $202,000,000 and $198,700,000, respectively. During the year ended December 31, 1995, the Company purchased rights to service loans amounting to approximately $40,000,000. No mortgage servicing rights were purchased in 1994 and 1993.

     The carrying amount of mortgage servicing rights approximates its fair value.

NOTE 14 -- ACCOUNTS PAYABLE AND OTHER LIABILITIES

     Accounts payable and other liabilities consist of the following:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                 1995              1994
                                                              -----------       -----------
    Amounts retained on mortgage loans, generally paid
      within 5 days.........................................  $ 3,516,973       $ 3,044,286
    Customer mortgages and closing expenses payable.........    1,756,931         1,235,655
    Deferred compensation plan..............................    1,982,142         2,416,948
    Incentive compensation payable..........................    2,162,867         3,302,446
    Accrued expenses and other payables.....................    7,957,291         7,793,309
                                                              -----------       -----------
                                                              $17,376,204       $17,792,644
                                                               ==========        ==========

NOTE 15 -- LOANS PAYABLE

     At December 31, 1995 and 1994, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totaling $525,000,000 and $367,000,000, respectively. Advances under these facilities are secured by loans held for inclusion in GNMA, FNMA and FHLMC pools or for sale to financial investors.

     Loans payable consist of the following:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                    1995           1994
                                                                ------------   ------------
    Loans payable resulting from use of warehousing lines of
      credit and gestation or presale facilities. At various
      variable rates averaging 6.77% and 7.17% at December 31,
      1995 and 1994, respectively, and other financing
      arrangements............................................  $171,616,950    265,705,957
    Amount payable in connection with securities previously
      sold under put arrangement, due January 1996, at 7.5%,
      collateralized by GNMA mortgage-backed securities.......    41,000,000             --
    Securities sold not yet purchased ($19,962,047 at 7.5% and
      $2,127,500 at variable rates -- 5.5% -- at December 31,
      1995), due dates ranging from December 1996 to August
      2000....................................................    22,089,547             --
                                                                ------------   ------------
                                                                $234,706,497    265,705,957
                                                                 ===========    ===========

     Maximum borrowings outstanding at any month-end during 1995 and 1994 were $280,000,000 and $283,000,000, respectively. The approximate average outstanding borrowings during the periods were $223,000,000 and $149,000,000, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis, was 7.15% in 1995 and 5.70% in 1994.

     On June 30, 1995, FFCC entered into a Syndicated Credit Agreement (the "Syndicated Credit Agreement") with six banks providing for three credit facilities totaling up to $125 million. The credit

                     FIRST FINANCIAL CARIBBEAN CORPORATION
facilities were structured by Bankers Trust Company, as administrative and syndicate agent. The three facilities include: (i) a $100 million secured one-year revolving warehousing credit facility to finance residential mortgage loans and mortgage-backed securities; (ii) a $7 million secured one-year revolving credit facility to provide financing for receivables and working capital needs; and (iii) a $18 million five-year senior secured term loan, secured with a portion of the Company's servicing portfolio, to finance the acquisition of additional servicing rights and general working capital purposes. The amounts available under the Syndicate Credit Agreement are subject to a borrowing base which consists of mortgage loans and mortgage-backed securities for the first facility, receivables relating to servicing advances and real estate owned for the second facility and mortgage servicing rights for the third facility. Loans payable include advances from the warehousing credit facility. Advances from the other two facilities are included in notes payable. The existing warehousing credit facilities, the Syndicated Credit Agreement and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 1995, the Company was in compliance with these requirements. At December 31, 1995 the scheduled aggregate annual maturities of loans payable were approximately as follows:

                          YEAR ENDING DECEMBER 31,
    ---------------------------------------------------------------------
    1996.................................................................    $222,596,297
    1997.................................................................       9,982,700
    2000.................................................................       2,127,500
                                                                             ------------
                                                                             $234,706,497
                                                                              ===========

NOTE 16 -- SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Company sells mortgage-backed securities and mortgage loans under agreements to repurchase. At December 31, 1995 and 1994, the Company had several repurchase agreement lines of credit, totaling $617,000,000 and $560,000,000, respectively. At December 31, 1995 and 1994, the Company had a liability of $363,728,000 and $303,730,017, respectively, relating to such agreements at interest rates ranging from 5.09% to 6.95% in 1995 and 3.77% to 6.75% in 1994. These agreements mature at various dates as follows:

DECEMBER 31, 1995:

                                                                                 APPROXIMATE
                                                                               MARKET AND BOOK
                                                             REPURCHASE      VALUE OF UNDERLYING
                       TYPE OF SECURITY                      LIABILITY           SECURITIES
    ------------------------------------------------------  ------------     -------------------
    GNMA(1)...............................................  $143,475,000        $ 152,157,723
    FHLMC(1)..............................................     6,917,000            7,091,819
    FNMA(1)...............................................     1,001,000              986,515
    CMO Certificates(1)...................................   126,630,000          148,223,489
                                                            ------------     -------------------
                                                             278,023,000          308,459,546
                                                            ------------     -------------------
    GNMA(2)...............................................    39,998,000           42,541,205
    CMO Certificates(2)...................................    25,554,000           29,707,699
                                                            ------------     -------------------
                                                              65,552,000           72,248,904
                                                            ------------     -------------------
    GNMA(3)...............................................     5,014,000            5,708,786
                                                            ------------     -------------------
    CMO Certificates(4)...................................    15,139,000           17,767,400
                                                            ------------     -------------------
                                                            $363,728,000        $ 404,184,636
                                                             ===========        =============

                     FIRST FINANCIAL CARIBBEAN CORPORATION

DECEMBER 31, 1994:

                                                                                 APPROXIMATE
                                                                               MARKET AND BOOK
                                                             REPURCHASE      VALUE OF UNDERLYING
                       TYPE OF SECURITY                      LIABILITY           SECURITIES
    ------------------------------------------------------  ------------     -------------------
    GNMA(1)...............................................  $ 90,648,904        $  98,448,093
    FHLMC(1)..............................................     4,360,352            4,995,961
    CMO Certificates(1)...................................   144,785,836          166,578,950
                                                            ------------     -------------------
                                                             239,795,092          270,023,004
                                                            ------------     -------------------
    GNMA(2)...............................................     9,399,101           10,461,432
    CMO Certificates(2)...................................    14,662,910           16,719,287
                                                            ------------     -------------------
                                                              24,062,011           27,180,719
                                                            ------------     -------------------
    GNMA(5)...............................................    37,058,246           42,735,912
    FHLMC(5)..............................................       979,260            1,240,234
    FNMA(5)...............................................     1,835,408            2,221,079
                                                            ------------     -------------------
                                                              39,872,914           46,197,225
                                                            ------------     -------------------
                                                            $303,730,017        $ 343,400,948
                                                             ===========        =============

---------------

(1) Term up to 30 days
(2) Term over 30 days to 120 days
(3) Term over 120 days to 1 year
(4) Term between 3 to 5 years
(5) Term between 5 to 8 years

     Maximum borrowings outstanding at any month-end during 1995 and 1994 under the agreements to repurchase were $389,000,000 and $353,000,000, respectively. The approximate average borrowings outstanding during the periods were $368,000,000 and $302,000,000, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis was 5.90% in 1995 and 4.33% in 1994.

     At December 31, 1995, securities sold under agreements to repurchase are classified by dealer as follows:

                                                                                     APPROXIMATE
                                                                                   MARKET VALUE OF
                                                         BALANCE OF BORROWING   UNDERLYING SECURITIES
                                                         --------------------   ---------------------
    Lehman Brothers Puerto Rico, Inc...................      $ 78,762,000           $  88,308,589
    BP Capital Markets, Inc............................       129,545,000             146,783,397
    PaineWebber, Inc. of Puerto Rico...................        48,009,000              53,632,665
    Merrill Lynch Government Securities of
      Puerto Rico, SA..................................        46,706,000              49,291,901
    Bear Stearns Securities Corp.......................        31,235,000              32,655,279
    Bankers Trust Caribe Capital Markets, Inc..........        29,471,000              33,512,805
                                                             ------------            ------------
              Total....................................      $363,728,000           $ 404,184,636
                                                             ============            ============

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 17 -- NOTES PAYABLE

     Notes payable consist of the following:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1995          1994
                                                                  -----------   -----------
    Demand note payable at 9% interest, collateralized by CMO
      certificates..............................................  $ 1,000,000     3,250,000
    Unsecured medium term notes, payable at interest rates
      ranging from 9.50% to 13.63%, due December 31, 1996.......    1,590,000     3,170,000
    Unsecured notes payable at 9% interest rate, final payment
      dates ranging from August, 1996 to September 1998.........    5,915,480     6,095,480
    Note payable to bank, collateralized by CMO certificates, at
      8.50% interest rate and due on October 16, 1996...........    9,776,676            --
    Term-notes payable to private investors, collateralized by stand-by letters of credit issued by the Federal Home Loan
      Bank of New York:
         at 5.55% maturing on October 13, 2000..................    8,100,000            --
         at variable rate (5.00% at December 31, 1995) maturing
           on November 17, 2000.................................    5,000,000            --
         at 5.23% maturing on November 27, 2000.................    5,000,000            --
    Loan payable to Bank, collateralized by mortgage servicing rights held by the Company, at variable rate (8.125% at
      December 31, 1995) maturing on June 30, 2000..............   15,300,000            --
    Due to Bank.................................................           --     4,540,000
                                                                  -----------   -----------
                                                                  $51,682,156    17,055,480
                                                                  ===========   ===========

     At December 31, 1995, the scheduled aggregate annual maturities of notes payable were approximately as follows:

                            YEAR ENDING DECEMBER 31,
    ------------------------------------------------------------------------
    1996....................................................................  $15,307,156
    1997....................................................................    2,190,000
    1998....................................................................      785,000
    2000....................................................................   33,400,000
                                                                              -----------
                                                                              $51,682,156
                                                                               ==========

NOTE 18 -- CONVERTIBLE SUBORDINATED DEBENTURES

     The Company entered into a Debenture Purchase Agreement (the "Debenture Agreement") with BanPonce Corporation ("BanPonce"), providing for the issuance and sale to BanPonce of up to $10 million of the Company's 8.25% Convertible Subordinated Debentures due January 1, 2006 (the "Subordinated Convertible Debentures"). The Subordinated Convertible Debentures are convertible into shares of common stock of the Company at a conversion price of $17.50 per share, subject to adjustments in certain events. Approximately $6.6 million and $3.4 million of Subordinated Convertible Debentures were issued on September 25 and December 22, 1995, respectively. The Subordinated Convertible Debentures are subordinated to all existing and future senior debt of the Company (as defined in the Debenture Agreement). Under the Debenture Agreement, BanPonce has the right to acquire up to 200,000 additional shares of the Company's common stock at a price of $17.50 per share (subject to adjustment in certain events) to the extent that its investment in the Company is reduced below 5% on a fully-diluted basis. Such right to acquire

                     FIRST FINANCIAL CARIBBEAN CORPORATION
the additional shares expires on June 30, 1999 and is subject to termination upon the occurrence of certain corporate events involving the acquisition of the Company.

NOTE 19 -- DEPOSIT ACCOUNTS

     At December 31, deposits and their weighted average interest rates are summarized as follows:

                                                              1995                 1994
                                                       ------------------   ------------------
                                                         AMOUNT       %       AMOUNT       %
                                                       -----------   ----   -----------   ----
    Regular savings..................................  $10,271,981   3.68   $ 5,621,092   2.99
    NOW accounts.....................................    2,046,765   3.35     2,788,200   3.14
    Non interest-bearing deposits....................   31,094,992     --    23,774,402     --
    Certificates of deposit..........................   52,326,703   6.12    34,287,417   5.56
                                                       -----------   ----   -----------   ----
                                                       $95,740,441   3.20   $66,471,111   2.73
                                                        ==========   ====    ==========   ====

     At December 31, 1995 certificates of deposit over $100,000 in the aggregate amounted to $12,253,574. A summary of certificates of deposit by maturity as of December 31 follows:

                                                                     1995          1994
                                                                  -----------   -----------
    Within one year.............................................  $40,465,351   $10,591,820
    One to three years..........................................    5,252,095    18,853,486
    Three and thereafter........................................    6,609,257     4,842,111
                                                                  -----------   -----------
                                                                  $52,326,703   $34,287,417
                                                                  ===========   ===========

     A summary of certificates of deposit by interest rate at December 31, 1995 follows:

                                      RATE                                      AMOUNT
    ------------------------------------------------------------------------  -----------
    2.9% or less............................................................  $    16,323
    From 3.00% to 3.99%.....................................................        5,000
    From 4.00% to 4.99%.....................................................    1,443,679
    From 5.00% to 5.99%.....................................................   22,095,190
    From 6.00% to 6.99%.....................................................   19,595,638
    From 7.00% to 7.99%.....................................................    9,080,873
    From 8.00% to 8.99%.....................................................       90,000
                                                                              -----------
              Total.........................................................  $52,326,703
                                                                              ===========

     At December 31, 1995, Doral Federal has deposits from officers, directors, employees and major stockholders of the Company amounting to approximately $1,100,000 (1994 -- $1,400,000).

     The Company as a servicer of loans is required to maintain certain balances on behalf of the borrowers, called escrow funds. At December 31, 1995, escrow funds amounted to approximately $35,377,000 (1994 -- $32,125,000), of which $27,430,000 were deposited with Doral Federal (1994 -- $21,132,000). The remaining escrow funds, $7,947,000 (1994 -- $10,993,000), were deposited with other banks and therefore excluded from the Company's assets and liabilities.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 20 -- ADVANCES FROM THE FEDERAL HOME LOAN BANK

     At December 31, 1995, advances from the Federal Home Loan Bank of New York ("FHLB") consist of the following:

    7.76% due on August 21, 1996............................................  $   407,111
    6.307% due on July 21, 2000.............................................    5,000,000
    6.445% due on July 17, 2002.............................................    5,000,000
                                                                              -----------
              Total.........................................................  $10,407,111
                                                                              ===========

     At December 31, 1995, the Company had qualified collateral, in the form of first mortgage notes and mortgage-backed securities with a carrying value of $38,462,085 which were pledged to secure advances from the FHLB and stand-by letters of credit issued by the FHLB as collateral for the term-notes.

NOTE 21 -- INCOME TAXES

     Under the provisions of Law No. 38 of May 20, 1983, the Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgages on residential properties located in Puerto Rico which were executed after June 30, 1983, and are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended, and pursuant to the Provisions of the Servicemen's Readjustment Act of 1944, as amended. As a result, net interest income has generally represented a greater proportion of the Company's total net income than that of a typical non-Puerto Rican mortgage banking institution. The Company holds exempt loans and mortgage-backed securities for periods of time prior to sale in order to maximize the tax exempt interest produced by these securities and loans.

     Doral Federal, as a federally chartered financial institution operating in Puerto Rico, is subject to U.S. Federal income taxes. Doral Federal has filed an election under Section 936 of the U.S. Internal Revenue Code, whereby a possession tax credit is allowed for part of the federal income taxes attributable to income from operations in Puerto Rico. The mortgage banking operation of the Company conducted through Puerto Rico corporations are not subject to United States income tax for business carried out in Puerto Rico. Substantially all of the Company's mortgage banking operations are conducted in Puerto Rico, therefore, the amount of U.S. income taxes with respect to such operations is not significant.

     Consolidated tax returns are not permitted under the Puerto Rico Income Tax Law, therefore, income tax returns are filed individually by each Company.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The provision for income taxes differs from amounts computed by applying the applicable Puerto Rico statutory tax rate to income before taxes. A reconciliation of the difference follows:

                                                            YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------------------------------
                                         1995                        1994                        1993
                               -------------------------   -------------------------   -------------------------
    Income before income
      taxes..................         $22,060,517                 $20,840,112                 $30,921,245

                                             % OF PRETAX                 % OF PRETAX                 % OF PRETAX
                                 AMOUNT        INCOME        AMOUNT        INCOME        AMOUNT        INCOME
                               -----------   -----------   -----------   -----------   -----------   -----------
    Tax at statutory rates...  $ 9,265,417       42.0      $ 8,752,847       42.0      $12,986,923       42.0
    Tax effect of exempt
      interest
      income -- net..........   (4,590,485)     (20.8)      (5,435,541)     (26.1)      (2,717,262)      (8.8)
    Tax effect of capital
      gains..................                                 (510,588)      (2.5)        (471,920)      (1.5)
    Tax effect of
      amortization of
      goodwill, other non-
      deductible expenses and
      other..................     (281,246)      (1.3)         602,877        2.9          745,856        2.4
    Tax effect of shares
      issued under employment
      contracts..............   (1,893,473)      (8.6)                                    (941,916)      (3.1)
                               -----------   -----------   -----------   -----------   -----------   -----------
    Provision for income
      taxes..................  $ 2,500,213       11.3      $ 3,409,595       16.3      $ 9,601,681       31.0
                               ============  ==========    ============  ==========    ============  ==========

     At December 31, the components of the net deferred tax liability are:

                                                                     1995          1994
                                                                  -----------   -----------
    Deferred tax liabilities resulting from:
      Untaxed income............................................  $(6,460,876)  $(3,700,899)
      Deferred costs............................................   (1,986,637)   (2,139,000)
                                                                  -----------   -----------
                                                                   (8,447,513)   (5,839,899)
                                                                  -----------   -----------
    Deferred tax assets:
      Unrealized losses.........................................    1,108,105     1,266,000
      Deferred income...........................................    1,539,361            --
      Net operating loss........................................      922,979       797,000
                                                                  -----------   -----------
                                                                    3,570,445     2,063,000
                                                                  -----------   -----------
    Net deferred tax liability..................................  $(4,877,068)  $(3,776,899)
                                                                   ==========    ==========

     Deferred income tax expense for the year ended December 31, 1994 amounted to $1,316,899 of which $436,899 is presented as current and $880,000 is shown as part of the cumulative effect of change in accounting principle.

     At December 31, 1995 Doral had net operating losses available to offset future taxable Puerto Rico source income amounting to approximately $2,365,000 expiring in 2001.

NOTE 22 -- RELATED PARTY TRANSACTIONS

     Mortgage loans held for sale include approximately $460,000 of loans to various officers of the Company at prevailing interest rates (1994 -- $280,000).

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The Company paid a computer service bureau, in which it holds a 33% interest, $860,000, $726,000 and $617,000 for services rendered during the years ended December 31, 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, the Company's equity in this service bureau was not significant.

     The Company has a 15% interest in a real estate partnership amounting to approximately $135,000 and which is carried at cost because of its lack of materiality. At December 31, 1995 and 1994, mortgage-backed securities and investments held to maturity include approximately $890,000 and $450,000, respectively due from the Partnership. In addition, at December 31, 1995 and 1994, accounts receivable includes approximately $480,000 and $510,000, respectively, due from the Partnership.

NOTE 23 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and sell mortgage-backed securities and loans, and options on futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

     The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. At December 31, 1995, commitments to extend credit to individuals for residential mortgages amounted to approximately $14 million and commitments to sell mortgage-backed securities and loans amounted to approximately $44 million. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

     Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A geographic concentration exists within the Company's mortgage loans portfolio since most of the Company's business activity is with customers located in Puerto Rico.

     The Company controls the credit risk of its future contracts through credit approvals, limits and monitoring procedures. Options on future contracts confer the right from sellers to buyer to take a future position at a stated price. Risks arise from the possible inability of counterparts to meet the terms of their contracts and from movements in securities values and interest rates. Collateral for securities purchased under agreements to resell is kept by the seller under custody agreements. Collateral for securities sold under agreements to repurchase is kept by the purchaser.

NOTE 24 -- PENSION AND COMPENSATION PLANS

     The Company has a noncontributory target benefit pension plan ("the Plan"). The Plan generally covers all full time Company employees that have completed one year of service and have attained age 21.

     Under the Plan, the Company contributes annually the funding amount which is projected to be necessary to fund the target benefit. The target benefit is based on years of service and the employees'

                     FIRST FINANCIAL CARIBBEAN CORPORATION
compensation, as defined in the Plan. The Company has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts will become 100% vested.

     Contributions to the Plan during the years ended December 31, 1995, 1994 and 1993 amounted to approximately $640,000, $700,000 and $503,000, respectively. Plan assets consist principally of mortgage loans and mortgage-backed securities.

     The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 1995 and 1993 amounted to approximately $62,000 and $885,000, respectively. For the year ended December 31, 1994 there was no deferred compensation expense.

     The Company also has incentive compensation arrangements with certain employees payable currently. The incentive payments are based on the amount of consolidated net income in excess of established return on stockholders' equity, as defined in the agreements and mortgage loans closed (1993). The expense under these arrangements for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $2,415,000, $2,721,000 and $7,866,000, respectively.

NOTE 25 -- COMMITMENTS AND CONTINGENCIES

     The Company has several noncancellable operating leases for office facilities expiring through 2005. Total minimum rental commitments for leases in effect at December 31, 1995 are as follows:

                                     YEAR                                        AMOUNT
    -----------------------------------------------------------------------    ----------
    1996...................................................................    $1,756,000
    1997...................................................................     1,187,000
    1998...................................................................       647,000
    1999...................................................................       239,000
    2000...................................................................       156,000
    2001 and thereafter....................................................       394,000

     Total rental expense for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $2,100,000, $2,000,000 and $1,445,000, respectively.

     The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position or results of operations of the Company.

     From time to time the Company may sell mortgage-backed securities and mortgage loans with put options. At December 31, 1995, the amount outstanding under these arrangements amounted to approximately $25,000,000, expiring in July 1996. If the put option is exercised, the Company would have to buy back this amount at the original sale price, adjusted for prepayments. As part of its hedging program, the Company includes the risks associated with its put arrangements.

     The Company has a commitment to sell approximately $40,000,000 of 5.5% GNMA mortgage-backed securities with a one-year put option.

     Legislation has been proposed by the U.S. Congress that would, among other matters, recapitalize the FDIC Savings Association Insurance Fund (the "SAIF"). The proposed legislation provides for a one-time assessment to be imposed on all SAIF-insured deposits as of March 31, 1995, in order to recapitalize the SAIF and eliminate the disparity of insurance premiums with the Bank Insurance Fund (the "BIF"). Under such proposed legislation, the SAIF and the BIF would be merged effective January 1, 1998. The special

                     FIRST FINANCIAL CARIBBEAN CORPORATION
assessment rate is anticipated to be between .70% to .90% of deposits and would be payable in early 1996. Based upon Doral Federal's deposits at March 31, 1995 and assuming a special assessment of .90%, Doral Federal's assessment would be approximately $861,000 on a pre-tax basis.

     As part of the ongoing federal budget negotiations, various proposals have been made that provide for the repeal of Section 936 of the U.S. Internal Revenue Code ("Section 936"). While the final impact of any such proposals cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico, the Company's predominant service area. The repeal of Section 936 could also raise funding costs, reduce demand for mortgage loans and mortgage-backed securities in Puerto Rico and would likely increase the effective tax rate of Doral Federal. In recent years, the Company has taken steps to attempt to reduce any adverse impact from the repeal of Section 936 by diversifying its sources of funding and identifying additional investors for its mortgage products.

NOTE 26 -- CAPITAL STOCKS AND PAID-IN CAPITAL

     The Company has a Restricted Stock Plan (the "Restricted Stock Plan") and a Stock Option Plan. The Restricted Stock Plan provides for the granting of up to 250,000 shares of common stock to selected officers at no cost. At December 31, 1995 and 1994, the number of shares awarded and issued under the Restricted Stock Plan was 177,806 shares, including 88,903 shares issued on December 10, 1993 as result of the stock split. The terms of the Restricted Stock Plan permit the imposition of restrictions ranging from one to five years on the sale or disposition of the shares issued. The Stock Option Plan provides for selected officers and key employees to purchase up to 300,000 shares of common stock at prices equal to the fair market value on date of grant. No options have been awarded.

     The Company's 10.5% Cumulative Convertible Preferred Stock Series A, has a liquidation preference of $10 per share plus accrued dividends and is convertible at the option of the holder into two shares of common stock at a conversion price of $5 per share. It is redeemable in whole or part at the option of the Company on or after January 1, 1995 and on or prior to December 31, 1996 at $11 per share, and thereafter, at redemption prices declining to a minimum of $10.30 per share on January 1, 2002. Dividends are cumulative from the date of issue and are payable quarterly.

     Present regulations limit the amount of dividends that Doral Federal may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would be to cause the capital of Doral Federal to fall below the regulatory capital requirements.

     The Company is prohibited under the Debenture Agreement mentioned in Note 18 from paying dividends on any capital stock (other than dividends payable in capital stock or in stock rights), when an event of default under such agreement exist or, if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since June 1, 1995, exceed an amount defined in the Debenture Agreement. In addition, the Company cannot pay dividends if it fails to maintain specified minimum levels of net worth, net earnings to debt service and dividends ratios, and certain other financial ratios, specified under the Debenture Agreement, the Syndicated Credit Agreement mentioned in Note 15, and other financing agreements.

NOTE 27 -- SUPPLEMENTAL INCOME STATEMENT INFORMATION

     Employee costs and other expenses are shown in the Consolidated Statement of Income and Retained Earnings net of direct loan origination costs. Pursuant to SFAS-91 direct loan origination costs are capitalized as part of the carrying cost of mortgage loans and are offset against mortgage loan sales and fees when the

                     FIRST FINANCIAL CARIBBEAN CORPORATION
loans are sold. Without the application of SFAS-91, employee costs and other expenses would have been as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1995          1994          1993
                                                      -----------   -----------   -----------
    Employee costs..................................  $24,395,306   $28,537,321   $35,822,728
                                                      ===========   ===========   ===========
    Other expenses..................................  $12,042,064   $12,802,432   $12,824,650
                                                      ===========   ===========   ===========

     Set forth below is a breakdown of direct loan origination costs that were capitalized as part of the carrying cost of mortgage loans inventory or offset against mortgage loan sales and fees.

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1994          1993
                                                          -----------   -----------   -----------
Offset against mortgage loan sales and fees.............  $16,398,038   $21,008,323   $29,220,886
Capitalized as part of loan inventory...................    5,093,940     5,093,940     2,609,537
                                                             --------      --------      --------
                                                          $21,491,978   $26,102,263   $31,830,423
                                                             ========      ========      ========

NOTE 28 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1995 and 1994. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

                                                                1995                    1994
                                                        ---------------------   ---------------------
                                                        CARRYING                CARRYING
                                                         AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                        --------   ----------   --------   ----------
                                                                       (IN THOUSANDS)
Financial assets:
  Cash and cash equivalents...........................  $ 59,872    $  59,872   $ 35,916    $  35,916
  Mortgage loans held for sale........................   245,484      245,500    263,773      264,652
  Mortgage-backed securities held for trading.........   407,941      407,941    319,204      319,204
  Securities held to maturity.........................    77,945       78,392     66,804       66,064
  Securities available for sale.......................    14,579       14,579         --           --
  Loans receivable....................................    51,355       51,355     34,809       34,809
  Accounts receivable and mortgage servicing
     advances.........................................     9,592        9,592      7,086        7,086
  Accrued interest receivable.........................     8,155        8,155      7,875        7,875
  Excess servicing fees receivable....................    10,407       10,407      8,757        8,757
                                                        --------     --------   --------     --------
                                                        $885,330    $ 885,793   $744,224    $ 744,363
                                                        ========     ========   ========     ========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                                                                1995                    1994
                                                        ---------------------   ---------------------
                                                        CARRYING                CARRYING
                                                         AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                        --------    --------    --------    --------
                                                                       (IN THOUSANDS)
Financial liabilities:
  Loans payable.......................................  $234,707    $ 234,707   $265,706    $ 265,706
  Securities sold under agreements to repurchase......   363,728      363,728    303,730      303,730
  Deposit accounts....................................    95,740       95,740     66,471       66,471
  Notes payable.......................................    51,682       51,682     17,055       17,055
  Advances from FHLB..................................    10,407       10,407        419          419
  Payables and accrued liabilities....................    17,376       17,376     17,793       17,793
  Convertible Subordinated Debentures.................    10,000       10,000         --           --
  Income tax payable..................................     5,265        5,265      6,349        6,349
                                                        --------     --------   --------     --------
                                                        $788,905    $ 788,905   $677,523    $ 677,523
                                                        ========     ========   ========     ========

     The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

          Cash and cash equivalents: valued at the carrying amounts in the consolidated balance sheet. The carrying amounts are reasonable estimates of fair value due to the short period to maturity. This approach applies to cash and cash equivalents, accounts receivable and mortgage servicing advances, accrued interest receivables and the majority of short-term financial liabilities.

          Excess servicing fees receivable: valued based on the present value of the estimated remaining future excess servicing fee revenue.

          Derivatives: fair value is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses of open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

          Mortgage loans held for sale, mortgage-backed securities held for trading, securities held to maturity and securities available-for-sale: valued at quoted market prices if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk.

          Loans receivable: valued on the basis of estimated future principal and interest cash flows, discounted at various rates. Loan prepayments are assumed to occur at rates experienced in previous periods when interest rates were at levels similar to current levels, adjusted for any differences in interest rate outlook. Future cash flows for homogeneous categories of loans, such as residential mortgage loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. Quoted market prices for securities backed by similar loans, adjusted for different loan characteristics, are also used in estimating fair value.

          Deposit accounts: for demand deposits and deposits with no defined maturities, fair value is taken to be the amount payable on demand at the reporting date. The fair values of fixed-maturity deposits, including certificates of deposit, is estimated using rates currently offered for deposits of similar remaining maturities. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

          Loans payable and securities sold under agreements to repurchase: The carrying amounts are reasonable estimates of fair values due to short period to maturity.

          Notes payable, advances from FHLB and convertible subordinated debentures: The carrying amounts are reasonable estimates of fair values due to recent issuance date.

NOTE 29 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Financial data showing results of the 1995 and 1994 quarters is presented below. These results are unaudited. In the opinion of management all adjustments necessary for a fair presentation have been included:

                                                                   QUARTERS
                                                  -------------------------------------------
                                                    1ST         2ND         3RD         4TH
                                                  -------     -------     -------     -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
    1995
      Revenue...................................  $20,710     $23,277     $23,365     $24,487
      Net income................................    3,430       6,137       4,928       5,065
      Net income per share:
         Primary................................      .47         .84         .68         .66
         Fully diluted..........................      .45         .81         .65         .62
    1994
      Revenue...................................  $15,074     $18,967     $17,864     $20,138
         Income before cumulative effect of
           change in accounting principle.......    3,307       4,785       3,882       4,242
         Cumulative effect of change in
           accounting principle -- adoption of
           SFAS 115, net of deferred taxes of
           $880.................................    1,215          --          --          --
                                                  -------     -------     -------     -------
              Net income                          $ 4,522     $ 4,785     $ 3,882     $ 4,242
                                                  =======     =======     =======     =======
    Net income per share:
      Primary:
         Income before cumulative effect of
           change in accounting principle.......  $   .47     $   .68     $   .54     $   .59
         Cumulative effect of change in
           accounting principle.................      .18          --          --          --
                                                  -------     -------     -------     -------
                                                  $   .65     $   .68     $   .54     $   .59
                                                  =======     =======     =======     =======
    Fully diluted:
         Income before cumulative effect of
           change in accounting principle.......  $   .44     $   .63     $   .51     $   .56
         Cumulative effect of change in
           accounting principle.................      .16          --          --          --
                                                  -------     -------     -------     -------
                                                  $   .60     $   .63     $   .51     $   .56
                                                  =======     =======     =======     =======

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 30 -- RISK MANAGEMENT ACTIVITIES

     The Company's principal objective in holding derivatives and certain other financial instruments is the management of interest rate risk arising out of its portfolio holdings and related borrowings. Risk management activities are aimed at optimizing realization on sales of mortgage loans and/or mortgage-backed securities and net interest income, given levels of interest rate risk consistent with the Company's business strategies.

     Asset/liability risk management activities are conducted in the context of Company's sensitivity to interest rate changes. This sensitivity arises due to changes in the value of mortgage loans held for sale and mortgage-backed securities held for trading from the time such assets are originated to the time these are sold. In addition interest-bearing liabilities reprice more frequently than interest-earning assets and, therefore, the Company is affected by the interrelationships between long-term and short-term interest rates.

     To achieve its risk management objective, the Company uses a combination of derivative financial instruments, particularly, futures and options, as well as other types of contracts such as forward sales commitments.

     As part of the interest rate risk management at December 31, 1995, the Company, as a purchaser, had unexpired options where it had the right to sell bonds and GNMA contracts for a notional amount of $450,000,000. It also has rights to buy bonds and GNMA contracts for a notional amount of $160,000,000. As a writer or seller of options, the Company had unexpired options where it had the obligations to sell bonds and GNMA contracts for a notional amount of $250,000,000, and obligations to buy bonds and GNMA contracts for a notional amount of $190,000,000. In addition, at December 31, 1995 the Company had approximately $44 million of forward commitments to sell mortgage-backed securities and loans.

     Generally the options have expired without being exercised. During the years ended December 31, 1995, 1994 and 1993 net gains (net losses) from these transactions, designated as hedges, amounted to approximately ($5,400,000), $2,172,000, and ($1,367,000), respectively. These amounts are presented as part of mortgage loan sales and fees. At December 31, 1995, mortgage loans held for sale includes capitalized costs of unexpired options of approximately $2,300,000. At December 31, 1995, unrealized net losses on open positions related to unexpired options, including capitalized costs, amounted to approximately $2,700,000.

     The credit risk of futures contracts is limited, due to daily cash settlement of the net change in value of open contracts with the exchange in which the instrument is traded. Forwards have a greater degree of credit risk, depending on the types of counterparts involved, as daily cash settlements are not required. Options are contracts that grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer of the option a financial instrument at a specified price within a specified period of time or on a specified date.

     The risk that counterparts to both derivative and cash instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk the Company deals with counterparts of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set off that provide for the net settlement of subject contracts with the same counterpart in the event of default.

     All derivative financial instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. For example, fluctuations in market prices and interest rates change the market value of the instruments. If the instruments are recognized at market value, these changes directly affect reported income. Exposure to market risk is managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

     The Company enters into rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     At December 31, 1995, the Company had outstanding an interest rate swap agreement with an investment banker to change the Company's interest rate exposure. The agreement is for a notional principal amount of $5,000,000 covering the Company's interest rate exposure of a $5,000,000 floating rate term-note. This agreement ends at the time the related obligation matures. The interest rate to be received is 87% of the three-months LIBOR rate minus .125% (4.95% at December 31, 1995) and the interest rate to be paid is 4.92%. Non-performance by the counterparty will expose the Company to an interest rate risk.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                           CONSOLIDATED BALANCE SHEET
             (IN THOUSANDS OF DOLLARS EXCEPT FOR SHARE INFORMATION)



                                                                        JUNE 30,       DECEMBER 31,
                                                                          1996             1995
                                                                      ------------     ------------
                                                                      (UNAUDITED)       (AUDITED)
                                              ASSETS
Cash and cash equivalents...........................................    $ 49,341         $ 59,872
Mortgage loans held for sale, net...................................     263,818          245,484
Mortgage-backed securities held for trading.........................     389,136          407,941
Securities held to maturity.........................................     112,637           77,945
Securities available for sale.......................................       7,438           14,579
Loans receivable, net...............................................      86,686           51,355
Accounts receivable and mortgage servicing advances, net............      12,626            9,592
Accrued interest receivable.........................................       9,245            8,155
Mortgage servicing rights...........................................      16,515           11,164
Excess servicing fees receivable....................................      17,462           10,407
Property, leasehold improvements and equipment, net.................       6,548            6,505
Cost in excess of fair value of net assets acquired.................       6,552            6,526
Real estate held for sale, net......................................       2,251            2,085
Prepaid and other assets............................................       8,909            6,312
                                                                        --------         --------
          Total Assets..............................................    $989,164         $917,922
                                                                        ========         ========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Loans payable.......................................................    $199,158         $234,707
Securities sold under agreements to repurchase......................     389,965          363,728
Deposit accounts....................................................     136,512           95,740
Notes payable.......................................................      71,723           51,682
Advances from Federal Home Loan Bank of N.Y.........................      15,401           10,407
Convertible Subordinated Debentures.................................      10,000           10,000
Accounts payable and other liabilities..............................      21,019           17,376
Income tax payable..................................................         183              388
Deferred tax liability..............................................       5,497            4,877
                                                                        --------         --------
          Total liabilities.........................................     849,458          788,905
                                                                        ========         ========
Commitments and contingencies
                                                                        --------         --------
Stockholders' equity:
  10.5% Cumulative Convertible Preferred Stock, Series A, $1.00 par
     value, 2,000,000 shares authorized; no shares outstanding
     (1995 -- 108,397)..............................................          --              108
  Common stock, $1.00 par value, 20,000,000 shares authorized;
     9,125,092 shares issued and outstanding (1995 -- 8,884,170)....       9,125            8,884
  Paid-in capital...................................................      38,673           38,331
  Retained earnings.................................................      92,368           81,892
                                                                        --------         --------
                                                                         140,166          129,215
  Unrealized (loss) gain on securities available for sale...........        (301)               9
  Treasury stock at par value, 14,000 shares........................         (14)             (14)
  Unearned compensation under employment contracts..................        (145)            (193)
                                                                        --------         --------
          Total stockholders' equity................................     139,706          129,017
                                                                        --------         --------
          Total liabilities and stockholders equity.................    $989,164         $917,922
                                                                        ========         ========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
              (IN THOUSANDS OF DOLLARS, EXCEPT FOR PER SHARE DATA)
                                   UNAUDITED

                                                                                    SIX-MONTH
                                                              QUARTER ENDED       PERIOD ENDED
                                                            -----------------   -----------------
                                                             JUNE      JUNE      JUNE      JUNE
                                                              30,       30,       30,       30,
                                                             1996      1995      1996      1995
                                                            -------   -------   -------   -------
Revenues:
  Mortgage loans sales and fees...........................    6,539   $ 1,210   $13,422   $ 3,705
  Servicing income........................................    2,946     2,752     5,697     5,441
  Interest income.........................................   16,353    15,544    32,600    30,918
  Gain on sale of servicing rights........................       --     3,623        --     3,623
  Rental and other income.................................      146       148       300       299
                                                            -------   -------   -------   -------
                                                             25,984    23,277    52,019    43,986
                                                            -------   -------   -------   -------
Expenses:
  Interest................................................   10,826    10,404    21,818    20,184
  Employee cost, net (See Note g).........................    1,946     1,300     4,533     3,872
  Taxes, other than payroll and income taxes..............      236       287       483       523
  Maintenance.............................................      163       162       290       298
  Advertising.............................................      800       539     1,624       994
  Professional services...................................      706       679     1,387     1,377
  Telephone...............................................      448       444       920       855
  Rent....................................................      515       517     1,047     1,019
  Other, net (See Note g).................................    3,219     1,799     5,242     3,761
                                                            -------   -------   -------   -------
                                                             18,859    16,131    37,344    32,883
                                                            -------   -------   -------   -------
Income before income taxes................................    7,125     7,146    14,675    11,103
Income taxes:
  Current.................................................      231        59       668        59
  Deferred................................................     (140)      950       620     1,477
                                                            -------   -------   -------   -------
                                                                 91     1,009     1,288     1,536
                                                            -------   -------   -------   -------
Net Income................................................    7,034     6,137    13,387     9,567
Retained earnings at beginning of period..................   86,885    69,153    81,892    66,706
  Less cash dividends paid:
     Convertible preferred stock..........................       --        48        14        97
     Common stock.........................................    1,551     1,083     2,897     2,017
                                                            -------   -------   -------   -------
Retained earnings at the end of period....................  $92,368   $74,159   $92,368   $74,159
                                                            =======   =======   =======   =======
Net Income per share:
  Primary.................................................  $  0.77   $  0.84   $  1.49   $  1.32
  Fully Diluted...........................................  $  0.74   $  0.81   $  1.41   $  1.26

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                                             SIX-MONTH PERIOD ENDED
                                                                                                    JUNE 30,
                                                                                            ------------------------
                                                                                              1996           1995
                                                                                            ---------      ---------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................................................  $  13,387      $   9,567
                                                                                            ---------      ---------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of excess servicing fee receivable.......................................        629            441
    Amortization of cost in excess of fair value of net assets acquired...................        188            188
    Amortization of mortgage servicing rights.............................................        467            274
    Depreciation and amortization.........................................................        862            774
    Gain on sale of servicing rights......................................................         --         (3,623)
    Allowances for losses.................................................................        366            166
    Origination and purchases of mortgage loans held for sale.............................   (382,391)      (268,769)
    Principal repayment and sales of loans held for sale..................................    219,267        164,190
    Purchases of mortgage-backed securities held for trading..............................    (56,887)       (64,262)
    Principal repayments and sales of mortgage-backed securities held for trading.........    220,483        165,818
    Increase in interest receivable.......................................................     (1,090)          (533)
    Decrease in loans payable.............................................................    (35,548)       (73,805)
    Increase in loans payable related to securities sold not yet purchased................         --         19,835
    Increase in interest payable..........................................................      2,048            293
    Increase in securities sold under agreements to repurchase............................     26,237         75,162
    Increase (decrease) in payables and accrued liabilities...............................      1,595         (1,739)
    Decrease in income tax payable........................................................       (205)        (2,572)
    Deferred tax provision................................................................        620          1,477
    Amortization of unearned compensation under employment contracts......................         48             32
                                                                                            ---------      ---------
        Total adjustments.................................................................     (3,311)        13,347
                                                                                            ---------      ---------
        Net cash provided by operating activities.........................................     10,076         22,914
                                                                                            ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of mortgage-backed securities and investments held to maturity................    (40,154)       (10,841)
  Principal repayments of investments held to maturity....................................      5,462          5,584
  Origination of loans receivable.........................................................    (41,169)       (20,166)
  Principal repayments of loans receivable................................................      5,838          2,392
  Principal repayments and sales of securities available for sale.........................      6,831             --
  Increase in accounts receivable and mortgage servicing advances.........................     (3,401)        (3,614)
  Additions to excess servicing fee receivable............................................     (7,683)        (1,194)
  Purchase of property, leasehold improvements and equipment..............................       (906)          (153)
  Additions to cost in excess of fair value of net assets acquired........................       (214)          (155)
  Proceeds from disposal of real estate held for sale.....................................        572          1,159
  Acquisition of real estate held for sale................................................       (739)        (1,368)
  Increase in mortgage servicing rights...................................................     (5,817)        (2,116)
  Proceeds from sale of servicing rights..................................................         --          3,708
  Increase in other assets................................................................     (2,597)        (2,963)
                                                                                            ---------      ---------
        Net cash used by investing activities.............................................    (83,977)       (29,727)
                                                                                            ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in notes payable...............................................................     20,041         14,900
  Increase in deposits....................................................................     40,771         22,229
  Dividends declared and paid.............................................................     (2,911)        (2,114)
  Increase (repayment) of advances from FHLB..............................................      4,994             (6)
  Proceeds from issuance of common stock..................................................        475             --
                                                                                            ---------      ---------
        Net cash provided by financing activities.........................................     63,370         35,009
                                                                                            ---------      ---------
  Net (decrease) increase in cash and cash equivalents....................................    (10,531)        28,196
  Cash and cash equivalents at beginning of period........................................     59,872         35,916
                                                                                            ---------      ---------
  Cash and cash equivalents at end of period..............................................  $  49,341      $  64,112
                                                                                            =========      =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Noncash financing activities-conversion of preferred stock..............................  $     216      $     230
                                                                                            =========      =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash used to pay interest...............................................................  $  19,770      $  19,891
                                                                                            =========      =========
  Cash used to pay income taxes...........................................................  $     874      $   3,965
                                                                                            =========      =========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     a. The Consolidated Financial Statements (unaudited) include the accounts of First Financial Caribbean Corporation and its wholly-owned subsidiaries ("FFCC" or the "Company"), Doral Mortgage Corporation ("Doral"), RSC Corp. ("RSC"), Centro Hipotecario, Inc. and Doral Federal Savings Bank ("Doral Federal"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements (unaudited) have been prepared in conformity with the accounting policies stated in the Company's Annual Audited Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and should be read in conjunction with the Notes to the Consolidated Financial Statements appearing in that report. All adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods have been reflected.

     b. The results of operations for the quarter and six-month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

     c. Cash dividends per share paid for the quarter and six-month period ended June 30, 1996 and 1995 were as follows:

                                                                               SIX-MONTH
                                                         QUARTER ENDED        PERIOD ENDED
                                                           JUNE 30,             JUNE 30,
                                                        ---------------     ----------------
                                                        1996     1995        1996      1995
                                                        -----   -------     -------   ------
     Series A Preferred Stock.........................  $0.12   $0.2625     $0.3825   $0.525
     Common Stock.....................................  $0.17   $  0.15     $  0.32   $ 0.28

     All outstanding shares of Series A Preferred Stock were redeemed on May 10, 1996.

     d. At June 30, 1996, escrow funds include approximately $28.1 million deposited with Doral Federal Savings Bank ("Doral Federal"). These funds are included in the Company's financial statements. Escrow funds also include approximately $7.9 million deposited with other banks which are excluded from the Company's assets and liabilities.

     e. Certain reclassifications of prior years' data have been made to conform to 1996 classifications.

     f. The number of average shares of common stock used for computing the primary and fully diluted net income per share was as follows:

                                                                               SIX-MONTH
                                                   QUARTER ENDED             PERIOD ENDED
                                                     JUNE 30,                  JUNE 30,
                                               ---------------------     ---------------------
                                                 1996        1995          1996        1995
                                               ---------   ---------     ---------   ---------
     Primary.................................  9,092,942   7,211,514     9,020,462   7,198,324
     Fully diluted...........................  9,683,394   7,576,964     9,679,136   7,576,964

     g. Employee costs and other expenses are shown in the Consolidated Statement of Income and Retained Earnings net of direct loan origination costs that, pursuant to SFAS No. 91, are capitalized as part of the carrying cost of mortgage loans and are offset against mortgage loan sales and fees when the loans are sold. Employee costs would have been $7.5 million and $6.5 million, respectively, for the quarters ended June 30, 1996 and 1995, and $15.1 million and $12.2 million, respectively, for the six-month periods ended June 30, 1996 and 1995, except for the application of SFAS No. 91. Other expenses would have been $3.9 million and $2.8 million, respectively, for the quarters ended June 30, 1996 and 1995, and $7.4 million and $5.5 million, respectively, for the six-month periods ended June 30, 1996 and 1995, except for the application of SFAS No. 91.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     Set forth below is a breakdown of direct loan origination costs that were deferred pursuant to SFAS No. 91.

                                                                                    SIX-MONTH
                                                               QUARTER ENDED      PERIOD ENDED
                                                                 JUNE 30,           JUNE 30,
                                                              ---------------   -----------------
                                                               1996     1995     1996      1995
                                                              ------   ------   -------   -------
Employee Costs..............................................  $5,516   $5,226   $10,536   $ 8,354
Other Costs.................................................     715      975     2,150     1,806
                                                              ------   ------   -------   -------
                                                              $6,231   $6,201   $12,686   $10,160
                                                              ======   ======   =======   =======

     h. On May 12, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"), an amendment to SFAS No. 65. The Company elected to adopt this standard for its financial statement reporting in the second quarter of 1995. SFAS No. 122 prohibits retroactive application. Accordingly, the Company's financial statement reporting for the first quarter of 1995 was accounted for under the original SFAS No. 65 and the results for the six-month period ended June 30, 1996 are not directly comparable to the results for the six-month period ended June 30, 1995 with respect to this specific matter.

     For the quarter and six-month period ended June 30, 1996, the Company realized additional net income of approximately $1.8 million and $2.8 million, respectively (representing $2.9 million and $4.6 million of gross revenues, respectively) from the adoption of SFAS No. 122, compared to additional net income of $320,000 ($550,000 of gross revenues, respectively) for the quarter and six-month period ended June 30, 1995. If the Company had not adopted SFAS No. 122 in the second quarter of 1995, the Company would have reported a net income of approximately $5.2 million for the second quarter of 1996 ($0.58 and $0.55 per common share on a primary and fully-diluted basis, respectively) and $10.5 million for the six-month period ended June 30, 1996 ($1.16 and $1.11 per common share on a primary and fully-diluted basis, respectively).

     SFAS No. 122 requires that part of the cost of originating a mortgage loan be allocated to the mortgage servicing right based on its fair value relative to the aggregate fair value of the loan and the related servicing right taken as a whole. To determine the fair value of the servicing rights pursuant to SFAS No. 122, the Company used the market prices under comparable servicing sale contracts.

     SFAS No. 122 also requires that all capitalized mortgage servicing rights be evaluated for impairment based on the excess of the carrying amount of mortgage servicing rights over their fair value. For purposes of measuring impairment, capitalized mortgage servicing rights are stratified pool by pool on the basis of interest rates. An impairment is recognized whenever the prepayment pattern of the mortgage pool shows that the fair value of the related capitalized servicing rights is less than its carrying amounts. An impairment is recognized by charging such excess to income. The Company determined that no reserve for impairment was required for the six-month period ended June 30, 1996.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Incorporation Of Certain Documents By
  Reference...........................    2
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    6
Use Of Proceeds.......................   10
Capitalization........................   11
Selected Financial Data...............   12
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................   14
Business Of The Company...............   24
Management............................   53
The Commonwealth Of Puerto Rico.......   55
Description Of Notes..................   57
Certain U.S. Federal Income Tax
  Considerations......................   70
Certain Puerto Rico Income Tax
  Consequences........................   72
Underwriting..........................   73
Legal Matters.........................   73
Experts...............................   73
Index To Financial Statements.........  F-1


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                                  $75,000,000

                                FIRST FINANCIAL
                             CARIBBEAN CORPORATION
                                  (LOGO) FFCC

                               7.84% SENIOR NOTES

                                    DUE 2006
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                           BT SECURITIES CORPORATION

                                October 7, 1996


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